Exhibit 99.1

Barclays PLC and Barclays Bank PLC

This document includes portions from the previously published Results Announcement of Barclays PLC and Barclays Bank PLC relating to the twelve month period ended 31 December 2012, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays PLC – 2012 Results

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC – 2012 Results

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the twelve months to 31 December 2012 to the corresponding twelve months of 2011 and balance sheet comparatives relate to 31 December 2011. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US dollars respectively and ‘C$m’ and ‘C$bn’ represent millions and thousands of millions of Canadian dollars respectively.

The information in this document does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2011, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain non-IFRS measures

Barclays management believes that the non-IFRS measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures. A reconciliation of IFRS and Adjusted profit/(loss) before tax is presented on page 5 for the Group and on pages 29 to 32 for each business;

– Adjusted profit/(loss) after tax represents profit/loss after tax excluding the post-tax impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; goodwill impairments; and gains and losses on acquisitions and disposals. A reconciliation is provided on page 5 for the Group and on pages 29 to 32 for each business;

– Adjusted profit/(loss) after tax and non-controlling interests represents adjusted profit/(loss) after tax less profit attributable to non-controlling interests. The comparable IFRS measure is profit/(loss) after tax and non-controlling interests. A reconciliation is provided on page 5;

– Adjusted income and total income/(expense) net of insurance claims on an adjusted basis represents total income/(expense) net of insurance claims excluding the impact of own credit and gains on debt buy-backs. A reconciliation is provided on page 5 for the Group and on pages 29 to 32 for each business;

– Adjusted net operating income represents net operating income excluding the impact of own credit, gains on debt buy-backs and gain/(loss) on disposal of the strategic investment in BlackRock, Inc. A reconciliation is provided on page 5 for the Group and on pages 29 to 32 for each business;

– Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for the sale of interest rate hedging product redress and goodwill impairment. A reconciliation is provided on page 5 for the Group and on pages 29 to 32 for each business;

–Adjusted other net income/(expense) represents other net income/(expense) excluding gains and losses on acquisitions and disposals. A reconciliation is provided on page 5 for the Group and on pages 29 to 32 for each business;

– Adjusted cost: income ratio represents cost:income ratio excluding the impact of own credit, gains on debt buy-backs, gain on disposal of strategic investment in BlackRock, Inc., the provision for PPI redress, provision for the sale of interest rate hedging product redress, and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation of the components used to calculate adjusted cost: income ratio to their corresponding IFRS measures is provided on page 5 for the Group and on pages 29 to 32 for each business;

– Adjusted compensation:net operating income ratio represents compensation:net operating income ratio excluding the impact of own credit, gains on debt buy-backs and gain on disposal of strategic investment in BlackRock, Inc. A reconciliation is provided on page 5 for the Group;

– Adjusted basic earnings per share represents adjusted profit after tax and non-controlling interests (set out on page 5) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

Barclays PLC – 2012 Results

– Adjusted return on average shareholders equity represents adjusted profit after tax and non-controlling interests (set out on page 5) divided by average equity. The comparable IFRS measure is return on average shareholders equity, which represents profit after tax and non-controlling interests, divided by average equity;

– Adjusted return on average tangible shareholders equity represents adjusted profit after tax and non-controlling interests (set out on page 5) divided by average tangible equity. The comparable IFRS measure is return on average tangible shareholders equity, which represents profit after tax and non-controlling interests, divided by average tangible equity;

– Adjusted return on average risk weighted assets represents adjusted profit after tax (set out on page 5), divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets;

– Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that disclosing a measure of balance sheet leverage provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. The comparable IFRS measure is the ratio of total assets to total shareholders equity. The calculation of adjusted gross leverage, as well as total assets to total shareholders equity, is presented on page 44;

– Adjusted effective tax rate is a non-IFRS measure representing the tax charge on adjusted profit/(loss) before tax. The comparable IFRS measure is effective tax rate, which represents the tax charge on profit/(loss) before tax;

– Total incentive awards granted are non-IFRS measures as they represent incentive awards granted as opposed to the income statement charge, which reflects the charge for employees actual services provided to the Group during the relevant calendar year. These non-IFRS measures have been presented as they provide a consistent basis for comparing the bonus pool between financial periods. A reconciliation of total incentive awards to the income statement charge for performance costs is provided on page 34;

– Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) are calculated according to definitions and methodologies detailed in the standards provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised for the calculation of the LCR ratio in January 2013 (‘Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’, January 2013). The results of both the December 2010 and January 2013 guidelines have been included in the report. The LCR and NSFR metrics are regulatory ratios that are not yet finalised in local regulations and, as such, represent non-IFRS measures. These definitions and methodologies used to calculate the metrics are subject to further revisions ahead of their respective implementation dates and our interpretation of these calculations may not be consistent with other financial institutions;

– Pro forma risk weighted assets (RWAs), pro forma Common Equity Tier 1 (CET1) ratio on both a transitional and fully loaded basis and the CRDIV leverage ratio, are regulatory measurements that are not yet required to be disclosed and, as such, represent non-IFRS measures. They have been calculated on the basis of our current interpretation of the new capital requirements regulation and capital requirements directive that implement Basel 3 proposals within the EU (known as CRDIV), including transitional provisions in line with the FSA’s statement on CRDIV transitional provisions in October 2012, assuming they were applied as at 1 January 2013. The methodologies for calculating these measurements are not yet finalised: they are subject to further revisions ahead of their implementation date and our interpretation of these calculations may not be consistent with other financial institutions. See pages 40-43 for information on our Core Tier 1 and RWAs, calculated on the basis that currently applies to the Group under applicable regulatory requirements.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards, the outcome of current and future legal proceedings, the success of future acquisitions and other strategic transactions and the impact of competition – a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the SEC.

Barclays PLC – 2012 Results

Performance Highlights

Barclays Results	Adjusted			Statutory
for the twelve months ended	31.12.12	31.12.11		31.12.12	31.12.11
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	29,043	28,512	2	24,691	32,292	(24)
Credit impairment charges and other provisions	(3,596)	(3,802)	(5)	(3,596)	(5,602)	(36)
Net operating income	25,447	24,710	3	21,095	26,690	(21)
Operating expenses	(18,539)	(19,180)	(3)	(20,989)	(20,777)	1
Other net income/(expense)	140	60		140	(34)
Profit before tax	7,048	5,590	26	246	5,879
Profit/(loss) after tax	5,023	4,265	18	(236)	3,951

Performance Measures
Return on average shareholders’ equity	7.8%	6.6%		(1.9%)	5.8%
Return on average tangible shareholders’ equity	9.1%	7.9%		(2.2%)	6.9%
Return on average risk weighted assets	1.3%	1.1%		(0.1%)	1.0%
Cost: income ratio	64%	67%		85%	64%
Compensation: net operating income	38%	42%		46%	39%
Loan loss rate	75bps	77bps		75bps	77bps

Basic earnings/(loss) per share	34.5p	27.7p		(8.5p)	25.1p
Dividend per share	6.5p	6.0p		6.5p	6.0p

Capital and Balance Sheet
Core Tier 1 ratio				10.9%	11.0%
Risk weighted assets				£387bn	£391bn
Adjusted gross leverage				19x	20x
Group liquidity pool				£150bn	£152bn
Net asset value per share				438p	456p
Net tangible asset value per share				373p	391p
Loan: deposit ratio				110%	118%

Adjusted Profit Reconciliation
Adjusted profit before tax				7,048	5,590
Own credit				(4,579)	2,708
Gains on debt buy-backs				-	1,130
Gain/(loss) on disposal and impairment of BlackRock investment				227	(1,858)
Provision for PPI redress				(1,600)	(1,000)
Provision for interest rate hedging products redress				(850)	-
Goodwill impairment				-	(597)
Losses on acquisitions and disposals				-	(94)
Statutory profit before tax				246	5,879

Profit/(Loss) Before Tax by Business	Adjusted[1]			Statutory
	31.12.12	31.12.11		31.12.12	31.12.11
	£m	£m	% Change	£m	£m	% Change
UK	1,472	1,420	4	292	1,020	(71)
Europe	(239)	(234)	2	(239)	(661)	(64)
Africa	468	830	(44)	468	832	(44)
Barclaycard	1,506	1,208	25	1,086	561
Retail and Business Banking (RBB)	3,207	3,224	(1)	1,607	1,752	(8)
Investment Bank	4,063	2,965	37	4,063	2,965	37
Corporate Banking	551	204		(299)	8
Corporate and Investment Banking	4,614	3,169	46	3,764	2,973	27
Wealth and Investment Management	315	207	52	315	207	52
Head Office and Other Operations	(1,088)	(1,010)	8	(5,440)	947
Total profit before tax	7,048	5,590	26	246	5,879

1	A reconciliation of IFRS and adjusted profit/(loss) before tax by business is provided in the Results by Business section on pages 11 to 28.

Barclays PLC – 2012 Results	1

Performance Highlights

Income Statement

—

Statutory profit before tax decreased to £246m (2011: £5,879m), including own credit charge of £4,579m (2011: gain of £2,708m), gain on disposal of BlackRock investment of £227m (2011: impairment/loss of £1,858m), £1,600m (2011: £1,000m) provision for PPI redress, and £850m (2011: £nil) provision for interest rate hedging products redress

—	Adjusted profit before tax increased 26% to £7,048m.

—

Adjusted return on average shareholders’ equity increased to 7.8% (2011: 6.6%) with significant improvements in UK RBB, Barclaycard, Investment Bank, Corporate Banking and Wealth and Investment Management. Statutory return on average shareholders’ equity was negative 1.9% (2011: positive 5.8%) reflecting the reduced statutory profit before tax

—

Adjusted income was up 2% at £29,043m despite challenging economic conditions, the continuing low interest rate environment and non-recurrence of £1,061m gains from the disposal of hedging instruments in 2011. Statutory income decreased 24% to £24,691m driven by the increase in the own credit charge to £4,579m (2011: gain of £2,708m)

–

Total net interest income reduced 5% to £11,639m. Customer net interest income for RBB, Corporate Banking and Wealth and Investment Management was stable at £9,816m while the net interest margin for these businesses declined 18bps to 185bps, principally reflecting the non-recurrence of gains from the disposal of hedging instruments in 2011

–

Total income in the Investment Bank increased 13% to £11,722m driven by increases in Fixed Income, Currency and Commodities (FICC), Equities and Prime Services, and Investment Banking, particularly in the Americas

—

Credit impairment charges were down 5% at £3,596m, principally reflecting improvements in Barclaycard, Corporate Banking and UK RBB. This was partially offset by higher charges in the Investment Bank, Africa RBB and Europe RBB

–

Annualised loan loss rate decreased to 75bps (2011: 77bps) reflecting a 6% reduction in impairment charge on loans and advances and a 3% contraction in gross loans and advances principally due to lower balances in the Investment Bank

—

Adjusted operating expenses were down 3% to £18,539m. Statutory operating expenses, including provisions for PPI redress of £1,600m (2011: £1,000m) and interest rate hedging product redress of £850m (2011: £nil), were up 1% to £20,989m.

–

Non-performance costs decreased 3% to £16,114m after absorbing regulatory penalties of £290m (2011: £nil) relating to the industry-wide investigation into the setting of interbank offered rates and a £345m (2011: £325m) UK bank levy charge

–

Performance costs reduced 4% to £2,425m despite an increase in the charge for bonuses deferred from prior years to £1,223m (2011: £995m). The Investment Bank compensation: income ratio reduced to 39% (2011: 47%) including charges for bonuses deferred from prior years of £1,117m (2011: £907m)

—

The adjusted cost: income ratio decreased to 64% (2011: 67%). Cost: income ratio on a statutory basis increased to 85% (2011: 64%) driven by the impact of own credit. The Investment Bank cost: net operating income ratio improved to 64% (2011: 71%)

—

The tax charge on adjusted profits increased to £2,025m (2011: £1,325m), giving an adjusted effective tax rate of 28.7% (2011: 23.7%). The tax charge on statutory profits decreased to £482m (2011: £1,928m) after including a tax credit of £1,543m (2011: charge of £603m) on the charge for own credit, provisions for PPI and interest rate hedging product redress and other adjusting items, which mainly received relief at the UK rate of 24.5% (2011: 26.5%), resulting in a significant increase in the statutory effective tax rate

Barclays PLC – 2012 Results	2

Performance Highlights

Balance Sheet

—	Total loans and advances declined to £466bn (2011: £479bn) with increases in UK mortgage lending and Barclaycard offset by reductions in lending in the Investment Bank, Europe RBB and Corporate Bank

—

Total assets reduced 5% to £1,490bn, principally reflecting lower derivative assets as spreads tightened within the credit derivative portfolio. This was partially offset by increased reverse repurchase agreements and other similar secured lending due to higher matched book trading

—

Total shareholders’ equity (including non-controlling interests) reduced £2.2bn to £63.0bn, driven by the loss for the year, dividends paid and currency translation differences due to depreciation of US dollar and South African Rand against Sterling. This was partially offset by positive available for sale and cash flow hedge reserve movements

—	Net asset value per share reduced to 438p (2011: 456p) and the net tangible asset value per share to 373p (2011: 391p)

—

Adjusted gross leverage decreased to 19x (2011: 20x) and moved within a month end range of 19x to 23x. Excluding the liquidity pool, adjusted gross leverage decreased to 16x (2011: 17x). The ratio of total assets to shareholders equity was 24x (2011: 24x) and moved within a month end range of 24x to 28x (2011: 24x to 28x). Excluding the liquidity pool, the ratio of total assets to shareholders equity was 21x (2011: 22x)

Capital Management

—	Core Tier 1 ratio was 10.9% (2011: 11.0%), reflecting a 2% reduction in Core Tier 1 capital to £42.1bn partially offset by a 1% reduction in risk weighted assets to £387bn

—

Barclays generated £1.8bn Core Tier 1 capital from earnings, which excludes movements in own credit, after absorbing the impact of dividends paid and provisions for customer redress. The increase from earnings was more than offset by a £1.2bn increase in the defined benefit pension adjustment and a £1.6bn reduction in reserves due to foreign exchange movements

—

Risk weighted assets reduced 1% to £387bn principally due to reductions in risk exposures, including the sell down of legacy assets, and the impact of foreign exchange movements, largely offset by an increased operational risk charge and methodology and model changes

—	During the fourth quarter, the Group successfully placed $3bn of Tier 2 Contingent Capital Notes (CCNs), which was well received by the market

—

We have estimated our proforma CRD IV Common Equity Tier 1 (CET1) ratio on both a transitional and fully loaded basis, reflecting our current interpretation of the rules and assuming they were applied as at 1 January 2013. As at that date Barclays proforma transitional CET1 ratio would be approximately 10.6% and the fully loaded CET1 ratio would be approximately 8.2%

Funding and Liquidity

—

The Group maintained a strong liquidity position throughout 2012. As at 31 December 2012, the Group estimates it was compliant with both the proposed LCR requirement at 126% and the proposed NSFR requirement at 104% based upon our interpretation of the Basel standards

—	The liquidity pool was £150bn (2011: £152bn) remaining well within our liquidity risk appetite. During 2012 the month end liquidity pool ranged from £150bn to £173bn (2011: £140bn to £167bn)

—

The loan to deposit ratio for the Group was 110% (2011: 118%) and for RBB, Corporate Banking and Wealth and Investment Management was 102% (2011: 111%). The loan to deposit and secured funding ratio was 88% (2011: 101%)

—	Total wholesale funding outstanding (excluding repurchase agreements) was £240bn (2011: £265bn), of which £101bn matures in less than one year (2011: £130bn)

—

The wholesale funding requirement supporting retail and wholesale businesses reduced with the continued increase in customer deposits and further reduction of legacy assets. £27bn of term debt matured in 2012 and the group issued approximately £28bn of term funding. The Group has £18bn of term debt maturing in 2013. £6bn was raised through Barclays participation in the Bank of England’s FLS supporting lending into the real economy to individuals, households and private non-financial companies

Barclays PLC – 2012 Results	3

Performance Highlights

Other Matters

—

During Q4 Barclays determined that it is appropriate to provide a further £600m for PPI redress, principally as a result of a higher than anticipated response rate to pro-active mailings. This brings the cumulative provision to £2.6bn, of which £1.6bn had been utilised as at 31 December 2012. Based on claims experience to date and anticipated future volumes, the provision represents Barclays best estimate of expected future PPI redress payments and claims management costs. Barclays will continue to monitor actual claims volumes and the assumptions underlying the calculation of the PPI provision

—

Following the outcome of its pilot review of Interest Rate Hedging Products sold to small and medium-sized enterprises, and the Financial Services Authority’s report on this review and those conducted by a number of other banks, Barclays has increased its provision for redress by £400m at Q4 2012. This brings the cumulative provision to £850m, of which £36m had been utilised as at 31 December 2012. The main review and redress exercise will commence shortly and the appropriate provision level will be kept under ongoing review as it progresses

—

On 4 February 2013, Barclays announced that the Group Finance Director, Chris Lucas, had decided to retire from Barclays. Mr Lucas has agreed to remain in his role until his successor has been appointed and an appropriate handover completed

Dividends

—

It is our policy to declare and pay dividends on a quarterly basis. We will pay a final cash dividend for 2012 of 3.5p per share on 15 March 2013, giving a total declared dividend for 2012 of 6.5p per share

Barclays PLC – 2012 Results	4

Barclays Results by Quarter

Barclays Results by Quarter	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	6,136	5,798	7,239	5,518	7,079	9,883	7,931	7,399
Credit impairment charges and other provisions	(939)	(825)	(1,054)	(778)	(951)	(1,023)	(907)	(921)
Impairment of investment in BlackRock Inc,	-	-	-	-	-	(1,800)	-	-
Net operating income	5,197	4,973	6,185	4,740	6,128	7,060	7,024	6,478
Operating expenses	(5,707)	(5,041)	(4,992)	(5,249)	(5,289)	(4,659)	(5,987)	(4,842)
Other net income/(expense)	44	21	41	34	(26)	21	(48)	19
Statutory (loss)/ profit before tax	(466)	(47)	1,234	(475)	813	2,422	989	1,655
Tax	(144)	(59)	(417)	138	(211)	(1,056)	(247)	(414)
Statutory (loss)/ profit after tax	(610)	(106)	817	(337)	602	1,366	742	1,241
Statutory (loss)/ profit after tax and non-controlling interests	(835)	(276)	620	(550)	356	1,153	486	1,012

Adjusted basis
Total income net of insurance claims	6,696	6,872	7,337	8,138	6,212	7,001	7,549	7,750
Credit impairment charges and other provisions	(939)	(825)	(1,054)	(778)	(951)	(1,023)	(907)	(921)
Net operating income	5,757	6,047	6,283	7,360	5,261	5,978	6,642	6,829
Operating expenses (excluding UK bank levy)	(4,362)	(4,341)	(4,542)	(4,949)	(4,414)	(4,659)	(4,940)	(4,842)
UK bank levy	(345)	-	-	-	(325)	-	-	-
Other net income	44	21	41	34	6	18	19	17
Adjusted profit before tax	1,094	1,727	1,782	2,445	528	1,337	1,721	2,004
Adjusted profit after tax	856	1,098	1,201	1,868	398	1,045	1,324	1,498
Adjusted profit after tax and non-controlling interests	631	928	1,004	1,655	152	832	1,068	1,269

Adjusting items
Own credit[1]	560	1,074	325	2,620	263	(2,882)	(440)	351
Gains on debt buy-backs[1]	-	-	-	-	(1,130)	-	-	-
Impairment and (gain)/loss on disposal of BlackRock investment[2]	-	-	(227)	-	-	1,800	58	-
Provision for PPI redress[3]	600	700	-	300	-	-	1,000	-
Provision for interest rate hedging products redress[3]	400	-	450	-	-	-	-	-
Goodwill impairment[3]	-	-	-	-	550	-	47	-
Losses/(gains) on acquisitions and disposals[4]	-	-	-	-	32	(3)	67	(2)
Post tax impact of adjusting items[5]	1,466	1,204	384	2,205	(204)	(321)	582	257

Basic (loss)/earnings per share	(6.8p)	(2.3p)	5.1p	(4.5p)	2.9p	9.7p	4.0p	8.5p
Cost: income ratio	93%	87%	69%	95%	75%	47%	75%	65%
Adjusted basic earnings per share	5.2p	7.5p	8.2p	13.6p	1.2p	6.9p	8.9p	10.7p
Adjusted cost: income ratio	70%	63%	62%	61%	76%	67%	65%	62%

1	Adjusting item recorded in Total income net of insurance claims.
2	Q2 2012 includes a £227m gain on disposal of strategic investment in BlackRock, Inc. and Q2 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock, Inc., both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock, Inc. investment in Q3 2011 is reported as part of Net operating income.
3	Adjusting item recorded in Operating expenses.
4	Adjusting item recorded in Other net income.
5	Adjusting item recorded in Adjusted profit after tax and Adjusted profit after tax and non-controlling interests.

Barclays PLC – 2012 Results	5

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement

		Year Ended 31.12.12 £m	Year Ended 31.12.11 £m
Continuing Operations
	Notes[1]
Net interest income	2	11,639	12,201
Net fee and commission income		8,582	8,622
Net trading income		3,025	7,660
Net investment income		817	2,305
Net premiums from insurance contracts		896	1,076
Net gain on disposal of investment in BlackRock, Inc.		227	-
Other income		105	1,169
Total income		25,291	33,033
Net claims and benefits incurred on insurance contracts		(600)	(741)
Total income net of insurance claims		24,691	32,292
Credit impairment charges and other provisions		(3,596)	(3,802)
Impairment of investment in BlackRock, Inc.		-	(1,800)
Net operating income		21,095	26,690

Staff costs		(10,447)	(11,407)
Administration and general expenses	3	(6,643)	(6,356)
Depreciation of property, plant and equipment		(669)	(673)
Amortisation of intangible assets		(435)	(419)
UK Bank Levy		(345)	(325)
Goodwill impairment		-	(597)
Provision for PPI redress	12	(1,600)	(1,000)
Provision for interest rate hedging products redress	12	(850)	-
Operating expenses		(20,989)	(20,777)

Profit/(loss) on disposals of undertakings and share of results of associates and joint ventures		140	(34)
Profit before tax		246	5,879
Tax	4	(482)	(1,928)
(Loss)/Profit after tax		(236)	3,951

Attributable to:
Equity holders of the parent		(1,041)	3,007
Non-controlling interests	5	805	944
(Loss)/Profit after tax		(236)	3,951

Earnings per Share from Continuing Operations
Basic (loss)/earnings per ordinary share	6	(8.5p)	25.1p
Diluted (loss)/earnings per ordinary share	6	(8.5p)	24.0p

1	For notes to the Financial Statements see pages 81 to 97.

Barclays PLC – 2012 Results	6

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
		Year Ended	Year Ended
Continuing Operations		31.12.12	31.12.11
	Notes[1]	£m	£m
(Loss)/profit after tax		(236)	3,951

Other Comprehensive Income that may be recycled to profit or loss:
Currency translation differences	15	(1,578)	(1,607)
Available for sale investments	15	546	1,374
Cash flow hedges	15	662	1,263
Other		95	(74)
Other comprehensive income for the year		(275)	956

Total comprehensive income for the year		(511)	4,907

Attributable to:
Equity holders of the parent		(1,107)	4,576
Non-controlling interests		596	331
Total comprehensive income for the year		(511)	4,907

1	For notes, see pages 81 to 97.

Barclays PLC – 2012 Results	7

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet

		As at	As at
Assets		31.12.12	31.12.11
	Notes[1]	£m	£m
Cash and balances at central banks		86,175	106,894
Items in the course of collection from other banks		1,456	1,812
Trading portfolio assets		145,030	152,183
Financial assets designated at fair value		46,061	36,949
Derivative financial instruments	8	469,146	538,964
Loans and advances to banks		40,489	47,446
Loans and advances to customers		425,729	431,934
Reverse repurchase agreements and other similar secured lending		176,956	153,665
Available for sale investments		75,109	68,491
Current and deferred tax assets	4	3,268	3,384
Prepayments, accrued income and other assets		4,360	4,563
Investments in associates and joint ventures		570	427
Goodwill and intangible assets	10	7,915	7,846
Property, plant and equipment		5,754	7,166
Retirement benefit assets	13	2,303	1,803
Total assets		1,490,321	1,563,527

Liabilities
Deposits from banks		77,010	91,116
Items in the course of collection due to other banks		1,573	969
Customer accounts		385,707	366,032
Repurchase agreements and other similar secured borrowing		217,342	207,292
Trading portfolio liabilities		44,794	45,887
Financial liabilities designated at fair value		78,280	87,997
Derivative financial instruments	8	462,468	527,910
Debt securities in issue		119,581	129,736
Accruals, deferred income and other liabilities		12,232	12,580
Current and deferred tax liabilities	4	1,340	2,092
Subordinated liabilities	11	24,018	24,870
Provisions	12	2,766	1,529
Retirement benefit liabilities	13	253	321
Total liabilities		1,427,364	1,498,331

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests		53,586	55,589
Non-controlling interests	5	9,371	9,607
Total shareholders’ equity		62,957	65,196

Total liabilities and shareholders’ equity		1,490,321	1,563,527

1	For notes, see pages 81 to 97.

Barclays PLC – 2012 Results	8

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity

Year Ended 31.12.12	Called up Share Capital and Share Premium[1] £m	Other Reserves[1] £m	Retained Earnings £m	Total £m	Non- controlling Interests[2] £m	Total Equity £m

Balance at 1 January 2012	12,380	3,837	39,372	55,589	9,607	65,196
(Loss)/Profit after tax	-	-	(1,041)	(1,041)	805	(236)
Currency translation movements	-	(1,319)	-	(1,319)	(259)	(1,578)
Available for sale investments	-	502	-	502	44	546
Cash flow hedges	-	657	-	657	5	662
Other	-	-	94	94	1	95
Total comprehensive income for the year	-	(160)	(947)	(1,107)	596	(511)
Issue of shares under employee share schemes	97	-	717	814	-	814
Increase in treasury shares	-	(979)	-	(979)	-	(979)
Vesting of shares under employee share schemes	-	946	(946)	-	-	-
Dividends paid	-	-	(733)	(733)	(694)	(1,427)
Other reserve movements	-	-	2	2	(138)	(136)
Balance at 31 December 2012	12,477	3,644	37,465	53,586	9,371	62,957

Year Ended 31.12.11
Balance at 1 January 2011	12,339	1,754	36,765	50,858	11,404	62,262
Profit after tax	-	-	3,007	3,007	944	3,951
Currency translation movements	-	(1,009)	-	(1,009)	(598)	(1,607)
Available for sale investments	-	1,380	-	1,380	(6)	1,374
Cash flow hedges	-	1,290	-	1,290	(27)	1,263
Other	-	-	(92)	(92)	18	(74)
Total comprehensive income for the year	-	1,661	2,915	4,576	331	4,907
Issue of shares under employee share schemes	41	-	838	879	-	879
Increase in treasury shares	-	(165)	-	(165)	-	(165)
Vesting of shares under employee share schemes	-	499	(499)	-	-	-
Dividends paid	-	-	(660)	(660)	(727)	(1,387)
Redemption of Reserve Capital Instruments	-	-	-	-	(1,415)	(1,415)
Other reserve movements	-	88	13	101	14	115
Balance at 31 December 2011	12,380	3,837	39,372	55,589	9,607	65,196

1	Details of Share Capital and Other Reserves are shown on page 89.
2	Details of Non-controlling Interests are shown on page 83. Included within other reserve movement of the £138m, £91m relates to the disposal of the Iveco Finance business.

Barclays PLC – 2012 Results	9

Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement

	Year Ended 31.12.12 £m	Year Ended 31.12.11 £m
Continuing Operations

Profit before tax	246	5,879
Adjustment for non-cash items	12,541	8,193
Changes in operating assets and liabilities	(24,987)	16,693
Corporate income tax paid	(1,516)	(1,686)
Net cash from operating activities	(13,716)	29,079
Net cash from investing activities	(7,099)	(1,912)
Net cash from financing activities	(2,842)	(5,961)
Effect of exchange rates on cash and cash equivalents	(4,109)	(2,933)
Net (decrease)/increase in cash and cash equivalents	(27,766)	18,273
Cash and cash equivalents at beginning of the period	149,673	131,400
Cash and cash equivalents at end of the period	121,907	149,673

Barclays PLC – 2012 Results	10

Results by Business

UK Retail and Business Banking

Income Statement Information		Year Ended 31.12.12 £m	Year Ended 31.12.11 £m	% Change

Net interest income		3,227	3,413	(5)
Net fee and commission income		1,154	1,157	-
Net investment income		-	17
Net premiums from insurance contracts		74	92	(20)
Other expense		(1)	(1)
Total income		4,454	4,678	(5)
Net claims and benefits incurred under insurance contracts		(33)	(22)
Total income net of insurance claims		4,421	4,656	(5)
Credit impairment charges and other provisions		(269)	(536)	(50)
Net operating income		4,152	4,120	1

Operating expenses (excluding provision for PPI redress)		(2,684)	(2,702)	(1)
Provision for PPI redress		(1,180)	(400)
Operating expenses		(3,864)	(3,102)	25

Other net income		4	2
Profit before tax		292	1,020	(71)

Adjusted profit before tax[1]		1,472	1,420	4

Balance Sheet Information
Loans and advances to customers at amortised cost		£128.2bn	£121.2bn
Customer deposits		£116.0bn	£111.8bn
Total assets		£136.7bn	£127.8bn
Risk weighted assets		£38.8bn	£34.0bn

	Adjusted[1]		Statutory
Performance Measures	31.12.12	31.12.11	31.12.12	31.12.11
Cost: income ratio	61%	58%	87%	67%
Loan loss rate (bps)	21	44	21	44

Key Facts		31.12.12	31.12.11
90 day arrears rates - UK personal loans		1.3%	1.7%
90 day arrears rates - home loans		0.3%	0.3%
Number of UK current accounts		11.7m	11.9m
Number of UK savings accounts		15.4m	15.1m
Number of UK mortgage accounts		945,000	930,000
Number of Barclays Business customers		765,000	785,000
Average LTV of mortgage portfolio		46%	44%
Average LTV of new mortgage lending		56%	54%
Number of branches		1,593	1,625
Number of ATMs		4,166	3,629
Number of employees (full time equivalent)		34,800	34,100

1	Adjusted profit before tax and adjusted performance measures exclude the impact of the provision for PPI redress of £1,180m (2011: £400m).

Barclays PLC – 2012 Results	11

Results by Business

UK Retail and Business Banking

—	Loans and advances to UK customers and clients grew £7bn, including an estimated £4.4bn under the FLS where we have committed to pass all associated funding cost benefits to customers

—	Attracted £4.2bn of UK deposits, principally through growth in ISAs and retail bonds

—

From 1 December 2012, all branch and call centre staff will receive incentive payments based solely on customer satisfaction. The scheme will reward the customer service performance of branches and areas rather than that of individuals

2012 compared to 2011

—	Income declined 5% to £4,421m reflecting higher funding costs and reduced contribution from structural hedges, including non recurrence of gains from the disposal of hedging instruments in 2011

—	Net interest income declined 5% to £3,227m with net interest margin down 14bps to 137bps principally due to reduced contributions from structural hedges

–	Customer asset margin decreased 15bps to 107bps reflecting higher funding costs. Average customer assets increased 5% to £124.3bn driven by mortgage growth

–

Customer liability margin increased 10bps to 97bps reflecting an increase in funding rates and therefore the value generated from customer liabilities. Average customer liabilities increased 4% to £111.8bn due to personal savings deposit growth

—	Non-interest income declined 4% to £1,194m reflecting lower net insurance income

—	Credit impairment charges decreased 50% to £269m reflecting improvements across all portfolios, principally in personal unsecured lending

–	Loan loss rate reduced to 21bps (2011: 44bps)

–	90 day arrear rates improved 33bps on UK personal loans to 1.3% and deteriorated 4bps on UK mortgages to 0.3%

—

Adjusted operating expenses remained broadly flat at £2,684m (2011: £2,702m). Statutory operating expenses increased to £3,864m (2011: £3,102m), primarily due to the PPI redress costs of £1,180m (2011: £400m)

—	Adjusted profit before tax improved 4% to £1,472m. Statutory profit before tax declined 71% to £292m after £1,180m (2011: £400m) provision for PPI redress

—	Total loans and advances to customers increased 6% to £128.2bn driven by growth in mortgage balances

–

Mortgage balances of £114.7bn at 31 December 2012 (2011: £107.8bn). Gross new mortgage lending of £18.2bn (2011: £17.2bn) and mortgage redemptions of £11.3bn (2011: £10.7bn), resulted in net new mortgage lending of £6.9bn (2011: £6.5bn)

–

Average Loan to Value (LTV) ratio for the mortgage portfolio (including buy to let) on a current valuation basis was 46% (31 December 2011: 44%). Average LTV of new mortgage lending was 56% (31 December 2011: 54%)

—	Total customer deposits increased 4% to £116.0bn primarily driven by growth in savings from ISAs and retail bonds

—

Risk weighted assets increased 14% to £38.8bn principally due to mortgage balance growth, an increased operational risk charge and adoption of a more comprehensive approach to loans subject to forbearance

Q4 12 compared to Q3 12

—	Adjusted profit before tax declined 19% to £326m. Statutory loss before tax was £4m (Q3 12: £150m) including £330m (Q3 12: £550m) additional provision for PPI redress

–	Income declined 4% to £1,086m primarily due to provisions taken to remedy historical interest charges incorrectly applied to customers

–	Impairment decreased £5m to £71m

–

Adjusted operating expenses increased 6% to £693m mainly due to the transfer of claims management costs to the PPI provision in Q3 12. Statutory operating expenses decreased 15% to £1,023m mainly due to the additional provision for PPI redress of £330m (Q3 12: £550m)

—

Loans and advances to customers increased to £128.2bn (30 September 2012: £126.0bn) reflecting steady growth in mortgage balances. Customer deposits continued to increase to £116.0bn (30 September 2012: £114.5bn)

Barclays PLC – 2012 Results	12

Results by Business

Europe Retail and Business Banking

		Year Ended 31.12.12 £m	Year Ended 31.12.11 £m	% Change
Income Statement Information

Net interest income		599	786	(24)
Net fee and commission income		284	429	(34)
Net trading income		7	9
Net investment income		52	91	(43)
Net premiums from insurance contracts		331	463	(29)
Other income/(expense)		1	(49)
Total income		1,274	1,729	(26)
Net claims and benefits incurred under insurance contracts		(359)	(503)	(29)
Total income net of insurance claims		915	1,226	(25)
Credit impairment charges and other provisions		(328)	(261)	26
Net operating income		587	965	(39)

Operating expenses (excluding goodwill impairment)		(839)	(1,211)	(31)
Goodwill impairment		-	(427)
Operating expenses		(839)	(1,638)	(49)

Other net income		13	12	8
Loss before tax		(239)	(661)	(64)

Adjusted loss before tax[1]		(239)	(234)	2

Balance Sheet Information
Loans and advances to customers at amortised cost		£40.0bn	£43.6bn
Customer deposits		£17.6bn	£16.4bn
Total assets		£47.1bn	£51.3bn
Risk weighted assets		£17.1bn	£17.4bn

	Adjusted[1]		Statutory
Performance Measures	31.12.12	31.12.11	31.12.12	31.12.11
Cost: income ratio	92%	99%	92%	134%
Loan loss rate (bps)	80	54	80	54

Key Facts		31.12.12	31.12.11
90 day arrears rate - Spain home loans		0.7%	0.5%
90 day arrears rate - Portugal home loans		0.7%	0.6%
90 day arrears rate - Italy home loans		1.0%	1.0%
90 day arrears rate - Total Europe RBB home loans		0.8%	0.7%
30 day arrears rate - cards		6.2%	5.9%
Number of customers		2.7m	2.7m

Number of branches		923	978
Number of sales centres		219	250
Number of distribution points		1,142	1,228

Number of employees (full time equivalent)		7,900	8,500

1	Adjusted loss before tax and adjusted performance measures excludes the impact of goodwill impairment £nil (2011: £427m).

Barclays PLC – 2012 Results	13

Results by Business

Europe Retail and Business Banking

—	Strategic action taken to significantly reduce redenomination risk and reposition the business, considering the ongoing economic challenges

2012 compared to 2011

—	Income declined 25% to £915m reflecting the challenging economic environment across Europe and non-recurrence of gains from disposal of hedging instruments in 2011

—	Net interest income declined 24% to £599m

–	Customer asset margin decreased 4bps to 83bps with net interest margin down 20bps to 108bps, driven by higher funding costs partially offset by product re-pricing

–	Average customer assets decreased 7% to £40.8bn driven by active management to reduce funding mismatch

–	Customer liability margin decreased 27bps to 38bps and average customer liabilities decreased 16% to £14.8bn, reflecting competitive pressures

—	Non-interest income declined 28% to £316m, reflecting lower commissions mainly from Italy mortgage sales and lower sales of investment products

—	Credit impairment charges increased 26% to £328m due to deterioration in credit performance across Europe reflecting current economic conditions

–	Loan loss rate increased to 80bps (2011: 54bps)

–	90 day arrears rate for home loans increased 19bps to 0.7% in Spain, increased 5bps to 0.7% in Portugal and increased 6bps to 1.0% in Italy

—

Adjusted operating expenses decreased 31% to £839m, reflecting non recurrence of 2011 restructuring charges of £189m and related ongoing cost savings. Statutory operating expenses, which includes goodwill impairment of £nil (2011: £427m), decreased 49% to £839m (2011: £1,638m)

—	Adjusted loss before tax increased 2% to £239m. Statutory loss before tax decreased 64% to £239m (2011: £661m) driven by the non-recurrence of 2011 goodwill impairment charges of £427m

—

Loans and advances to customers decreased 8% to £40.0bn reflecting currency movements and active management to reduce funding mismatch. This change has driven an 8% reduction in total assets to £47.1bn

—	Customer deposits increased 7% to £17.6bn, reflecting active management to reduce funding mismatch

—

Risk weighted assets decreased 2% to £17.1bn principally due to reductions in loans and advances and currency movements, partially offset by an increased operational risk charge and portfolio deterioration in Spain

Q4 12 compared to Q3 12

—	Loss before tax increased 49% to £88m driven by a decline in income reflecting the challenging economic environment in Europe:

–	Income declined 4% to £210m driven by lower non-interest income from commissions and investment products

–	Impairment increased 25% to £95m mainly in Spain reflecting a decline in property values

–	Operating expenses remained in line with Q3 12

—	Loans and advances to customers remained stable at £40.0bn and customer deposits decreased 3% to £17.6bn reflecting competitive pressures

Barclays PLC – 2012 Results	14

Results by Business

Africa Retail and Business Banking

		Year Ended 31.12.12 £m	Year Ended 31.12.11 £m
Income Statement Information
				% Change
Net interest income		1,751	1,978	(11)
Net fee and commission income		1,101	1,196	(8)
Net trading income		69	70	(1)
Net investment income		5	56
Net premiums from insurance contracts		417	432	(3)
Other income		21	54
Total income		3,364	3,786	(11)
Net claims and benefits incurred under insurance contracts		(207)	(215)	(4)
Total income net of insurance claims		3,157	3,571	(12)
Credit impairment charges and other provisions		(646)	(466)	39
Net operating income		2,511	3,105	(19)

Operating expenses		(2,053)	(2,279)	(10)

Other net income		10	6	67
Profit before tax		468	832	(44)

Adjusted profit before tax[1]		468	830	(44)

Balance Sheet Information
Loans and advances to customers at amortised cost		£31.7bn	£34.4bn
Customer deposits		£22.0bn	£22.6bn
Total assets		£44.8bn	£48.2bn
Risk weighted assets		£27.0bn	£30.3bn

	Adjusted[1]		Statutory
Performance Measures	31.12.12	31.12.11	31.12.12	31.12.11
Cost: income ratio	65%	64%	65%	64%
Loan loss rate (bps)	194	129	194	129

Key Facts		31.12.12	31.12.11
90 days arrears rate - South African home loans		1.6%	3.2%
Number of customers		13.5m	14.5m
Number of ATMs		10,468	10,068

Number of branches		1,339	1,354
Number of sales centres		112	139
Number of distribution points		1,451	1,493

Number of employees (full time equivalent)		41,700	43,800

1	Adjusted profit before tax and adjusted performance measures excludes the impact of profit on disposals of subsidiaries, associates and joint ventures of £nil (2011: £2m).

Barclays PLC – 2012 Results	15

Results by Business

Africa Retail and Business Banking

—

The proposed combination of Barclays Africa operations and Absa will simplify management and legal structures and will create a leading pan-African financial services business with a platform for further growth

—	Retail and Business product suites expanded across the African geographies with multiple product launches including Premier, Bancassurance and Barclays Direct

—	Rolled out new online and mobile channels across Africa including Absa online, Pingit, Barclays Mobile and Internet Banking

2012 compared to 2011

—

Income declined 12% to £3,157m. Excluding currency movements, income declined 2% reflecting non-recurrence of gains from the disposal of Group hedging instruments in 2011 and downward commercial property valuations with underlying businesses across Africa remaining flat

—

Net interest income declined 11% to £1,751m with the net interest margin down 10bps to 312bps primarily due to lower income generated through non customer related items partially offset by increased higher margin business

–	Customer asset margin increased 34bps to 326bps reflecting a change in composition towards higher margin business

–	Average customer assets decreased 10% to £34.1bn driven by currency movements and a modest decline in the South African mortgage book

–	Customer liability margin decreased 42bps to 234bps driven by a decline in South Africa partially offset by improving margins across a number of other African countries

–	Average customer liabilities decreased 6% to £22.1bn driven by currency movements as deposits continued to grow in South Africa where Absa remains a leader in retail deposits

—	Non-interest income declined 12% to £1,406m driven largely by adverse currency movements

—

Credit impairment charges increased 39% to £646m. Excluding currency movements impairment charges increased 57% principally reflecting higher loss given default rates and higher levels of write-offs in the South African home loans recovery book and the impact of one large name in the commercial property portfolio in South Africa

–	Loan loss rate increased to 194bps (2011: 129bps)

–	However 90 day arrears rate for home loans decreased by 168bps to 1.6% reflecting improved new business and continuing low interest rate environment

—	Operating expenses decreased 10% to £2,053m mainly due to currency movements with underlying business growth broadly in line

—	Profit before tax declined 44% to £468m

—	Loans and advances to customers decreased 8% to £31.7bn mainly due to currency movements and a modest decline in the South African mortgage book

—	Customer deposits decreased 3% to £22.0bn. Excluding currency movements customer deposits increased 7% mainly due to growth in South African deposits

—	Risk weighted assets decreased 11% to £27.0bn, principally due to foreign exchange movements and a change in approach for sovereign risk weightings, offset by an increased operational risk charge

Q4 12 compared to Q3 12

—	Profit before tax increased by £82m to £138m

–	Income remained flat at £767m. Excluding currency movements income increased 7% across Africa primarily due to seasonal activity

–	Impairment decreased 19% to £145m primarily driven by lower impairments in South African retail mortgages

–	Operating expenses decreased 8% to £489m mainly due to currency movements

—

Loans and advances to customers decreased 2% to £31.7bn reflecting adverse currency movements partially offset by an increase of 1% in underlying businesses. Customer deposits remained flat at £22.0bn reflecting growth of 3% in local currency deposits offset by currency movements

Barclays PLC – 2012 Results	16

Results by Business

Barclaycard

		Year Ended 31.12.12 £m	Year Ended 31.12.11 £m	% Change
Income Statement Information

Net interest income		2,854	2,860	-
Net fee and commission income		1,271	1,171	9
Net trading loss		(9)	(7)
Net investment income		-	10
Net premiums from insurance contracts		36	42
Other income		19	20
Total income		4,171	4,096	2
Net claims and benefits incurred under insurance contracts		(1)	(1)
Total income net of insurance claims		4,170	4,095	2
Credit impairment charges and other provisions		(979)	(1,259)	(22)
Net operating income		3,191	2,836	13

Operating expenses (excluding provision for PPI redress and goodwill impairment)		(1,715)	(1,659)	3
Provision for PPI redress		(420)	(600)
Goodwill impairment		-	(47)
Operating expenses		(2,135)	(2,306)	(7)

Other net income		30	31
Profit before tax		1,086	561

Adjusted profit before tax[1]		1,506	1,208	25

Balance Sheet Information
Loans and advances to customers at amortised cost		£32.9bn	£30.1bn
Customer deposits		£2.8bn	£0.6bn
Total assets		£37.5bn	£33.8bn
Risk weighted assets		£36.5bn	£34.2bn

	Adjusted[1]		Statutory
Performance Measures	31.12.12	31.12.11	31.12.12	31.12.11
Loan loss rate (bps)	282	391	282	391
Cost: income ratio	41%	41%	51%	56%

Key Facts		31.12.12	31.12.11
30 day arrears rates - UK cards		2.5%	2.7%
30 day arrears rates - US cards		2.4%	3.1%
30 day arrears rates - South Africa cards		5.2%	4.9%
Total number of Barclaycard customers		28.8m	22.6m
Total average customer assets		£32.5bn	£30.3bn
Payments processed		£240bn	£219bn
Number of merchant relationships		89,000	87,000
Number of employees (full time equivalent)		11,000	10,400

1	Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £420m (2011: £600m) and goodwill impairment of £nil (2011: £47m).

Barclays PLC – 2012 Results	17

Results by Business

Barclaycard

—

Continued to grow UK and International businesses, and lead in payments innovation, with 10% increase in payments processed to £240bn and 9% increase in loans and advances to customers including £0.7bn new lending through FLS

—	Strengthened funding profile; raised customer deposits, including $1.4bn in the US and €1.7bn in Germany, and launched $1bn of securitisation in the US

—	Successful integration of acquisitions and focused cost management driving down the cost per account

2012 compared to 2011

—

Income increased 2% to £4,170m reflecting continued growth across the business and contributions from portfolio acquisitions. This was partially offset by higher funding costs, non-recurrence of gains from the disposal of hedging instruments in 2011 and depreciation of Rand against Sterling

–	UK income increased 1% to £2,616m including contribution from 2011 portfolio acquisitions and business growth offset by increased funding costs

–	International income improved 7% to £1,554m driven by higher US outstanding balances and contribution from portfolio acquisitions

—

Net interest income remained flat at £2,854m. Contributions from business growth and acquisitions were offset by lower net interest margin of 846bps (2011: 944bps) which stabilised in the second half of the year

–	Average customer assets increased 7% to £32.5bn due to portfolio acquisitions and business growth

–	Customer asset margin was down 13bps to 939bps due to higher funding costs

—	Non-interest income improved 7% to £1,316m driven by increased volumes in the Business Payment and US portfolios

—	Credit impairment charges decreased 22% to £979m resulting from improved delinquency, lower charge-offs and better recovery rates, primarily in H1 12

–	Loan loss rate improved by 109bps to 282bps (2011: 391bps)

–	30 day arrears rates for consumer cards in UK down to 2.5% (2011: 2.7%), in the US down to 2.4% (2011: 3.1%)and in South Africa up to 5.2% (2011: 4.9%)

—

Adjusted operating expenses increased 3% to £1,715m reflecting portfolio acquisitions, provision for certain other insurance products and investment spend. Statutory operating expenses, including the provision for PPI redress of £420m (2011: £600m) and goodwill impairment of £nil (2011: £47m), decreased 7% to £2,135m (2011: £2,306m)

—	Adjusted profit before tax improved 25% to £1,506m. Statutory profit before tax increased by £525m to £1,086m after £420m (2011: £600m) provision for PPI redress

—	Total assets increased 11% to £37.5bn primarily driven by business growth and acquisitions

—	Customer deposits increased by £2.2bn to £2.8bn due to business funding initiatives in the US and Germany

—	Risk weighted assets increased 7% to £36.5bn, principally due to growth in assets and an increased operational risk charge

Q4 12 compared to Q3 12

—	Adjusted profit before tax decreased 10% to £356m

–	Income increased 5% reflecting contribution from portfolio acquisitions

–	Impairment increased 4% due to increased business volumes

–

Adjusted operating expenses increased 20% principally due to a provision for certain other insurance products and the transfer of claims management costs to the PPI provision in Q3 12. Statutory operating expenses increased 36% to £753m (£Q3 12: £552m) mainly due to the additional provision for PPI redress of £270m (Q3 12: £150m)

—	Statutory profit before tax was £86m (Q312: £247m) including £270m (Q312: £150m) additional provision for PPI redress

—

Loans and advances to customers increased 6% to £32.9bn including the acquisition of Edcon and growth across the UK and International businesses. Customer deposits increased to £2.8bn (30 September 2012: £2.4bn) through deposit funding initiatives in the US and Germany

Barclays PLC – 2012 Results	18

Results by Business

Investment Bank

		Year Ended 31.12.12 £m	Year Ended 31.12.11 £m
Income Statement Information
				% Change
Net interest income		619	1,177	(47)
Net fee and commission income		3,262	3,026	8
Net trading income		7,315	5,264	39
Net investment income and other		526	868	(39)
Total income		11,722	10,335	13
Credit impairment charges and other provisions		(460)	(93)
Net operating income		11,262	10,242	10

Operating expenses		(7,249)	(7,289)	(1)

Other net income		50	12
Profit before tax		4,063	2,965	37

Adjusted profit before tax		4,063	2,965	37

Balance Sheet Information and Key Facts
Loans and advances to banks and customers at amortised cost		£145.0bn	£158.6bn
Customer deposits		£76.2bn	£83.1bn
Total assets		£1,074.8bn	£1,158.4bn
Assets contributing to adjusted gross leverage		£567.9bn	£604.0bn
Risk weighted assets		£178.0bn	£186.7bn
Average DVaR (95%)		£38m	£57m
Number of employees (full time equivalent)		24,000	23,600

	Adjusted		Statutory
Performance Measures	31.12.12	31.12.11	31.12.12	31.12.11
Cost: income ratio	62%	71%	62%	71%
Cost: net operating income ratio	64%	71%	64%	71%
Compensation: income ratio	39%	47%	39%	47%
Average income per employee (000s)	£494	£429	£494	£429
Loan loss rate (bps)	30	8	30	8

Barclays PLC – 2012 Results	19

Results by Business

Investment Bank

Analysis of Total Income	FY12 £m	FY11 £m	% Change	Q412 £m	Q312 £m	% Change	Q411 £m	% Change
Fixed Income, Currency and Commodities	7,403	6,325	17	1,458	1,581	(8)	971	50
Equities and Prime Services	1,991	1,751	14	484	534	(9)	305	59
Investment Banking	2,123	2,027	5	626	487	29	506	24
Principal Investments	205	232	(12)	25	31	(19)	36	(31)
Total income	11,722	10,335	13	2,593	2,633	(2)	1,818	43

2012 compared to 2011

—	Profit before tax increased 37% to £4,063m driven by strong income growth and reduced operating expenses

—	Total income increased 13% to £11,722m

–

Fixed Income, Currency and Commodities (FICC) income improved 17% to £7,403m, in an uncertain, but more favourable trading environment. Increased liquidity and higher client volumes across a number of product areas resulted in increased contributions from the Rates, Emerging Markets, Commodities, Securitised Products and Credit businesses, partially offset by lower contributions from Currency driven by subdued volumes and lower volatility

–

Equities and Prime Services income increased 14% to £1,991m, reflecting global market share gains which resulted in an improved performance in cash equities and equity derivatives, despite subdued market volumes

–

Investment Banking income increased 5% to £2,123m, reflecting global market share gains and increases in revenues across global financial advisory and underwriting businesses more than offsetting the impact of increased internal sales concessions. Debt underwriting activity and equity underwriting in the Americas grew particularly strongly and were primary contributors to the 8% increase in total net fees and commission income

—

Credit impairment charges of £460m (2011: £93m) primarily related to £232m on ABS CDO Super Senior positions as a result of model changes to calibrate to current market data sources, and higher losses on single name exposures. The prior year included a non recurring release of £223m

—

Operating expenses decreased 1% to £7,249m, driven by a 3% reduction in total performance costs to £1,693m including £210m increase in deferred bonus charges. Non-performance costs remained in line at £5,556m (2011: £5,571m) despite absorbing £193m charge relating to the setting of inter-bank offered rates

—	Cost to net operating income ratio of 64% (2011: 71%) within target range of 60% to 65%. The compensation to income ratio improved to 39% (2011: 47%)

—

Assets contributing to adjusted gross leverage decreased 6% to £567.9bn reflecting decreases in cash and balances at central banks, trading portfolio assets, and loans and advances to banks and customers, partially offset by an increase in reverse repurchase agreements

—

Credit market exposures decreased 39% to £9,310m, reflecting net sales and paydowns and other movements of £5,436m, foreign exchange movements of £459m, offset by net fair value gains and impairment charges of £44m

—

Risk weighted assets decreased 5% to £178.0bn, principally reflecting reductions in risk exposures, including legacy asset sell downs, and foreign exchange movements. This was partially offset by an increased operational risk charge and a change in approach to loss given default on sovereign exposures

Q4 12 compared to Q3 12

—	Profit before tax decreased 8% to £858m

—	Income of £2,593m was down 2% on Q3 12. FICC income reduced 8% and Equities and Prime Services income reduced 9%, partially offset by a 29% increase in Investment Banking revenues

–

The decrease in FICC income of 8% to £1,458m reflected lower activity in Securitised Products and a reduction in Currency income, driven by reduced market volatility and resulting lower volumes. This was partially offset by higher contributions from Credit and Rates

–

The reduction in Equities and Prime Services income of 9% to £484m resulted from reduced performance in equity derivatives and equity-related Prime Services, driven by continued subdued volumes in equity issuance globally

–

The increase in Investment Banking income of 29% to £626m was driven by improved performance across financial advisory, debt underwriting and equity underwriting, as a result of increased activity in debt and equity issuance in the quarter

—	Impairment increased to £114m (Q3 12: £23m) relating to ABS CDO Super Senior positions

Barclays PLC – 2012 Results	20

Results by Business

—	Operating expenses decreased 3% driven by reduced performance costs

Q4 12 compared to Q4 11

—	Profit before tax increased £591m to £858m

—	Income of £2,593m increased 43% on Q4 11 reflecting increases in FICC of 50%, Equities and Prime Services of 59%, and Investment Banking of 24%

–

The increase in FICC income of 50% to £1,458m reflected a significantly enhanced trading environment which resulted in higher income across Rates, Commodities, Securitised Products and Emerging Markets offset by a reduction in Currency income as confidence and liquidity in the markets were significantly improved

–	Equities and Prime Services income increased 59% to £484m driven by stronger performance in cash equities and equity derivatives as markets improved from the low levels experienced in Q4 11

–	Investment Banking income increased 24% to £626m resulting from increased market activity in debt and equity underwriting

—	Impairment increased to £114m (Q4 11: £90m) relating to ABS CDO Super Senior positions

—	Operating expenses increased 12% on Q4 11 reflective of increased accrual for performance costs

Barclays PLC – 2012 Results	21

Results by Business

Corporate Banking

		Year Ended 31.12.12 £m	Year Ended 31.12.11 £m
Income Statement Information
				% Change
Net interest income		1,870	2,155	(13)
Net fee and commission income		955	1,005	(5)
Net trading income/(expense)		65	(99)
Net investment income		23	29
Other income		5	18
Total income		2,918	3,108	(6)
Credit impairment charges and other provisions		(872)	(1,147)	(24)
Net operating income		2,046	1,961	4

Operating expenses (excluding goodwill impairment and provision for interest rate hedging products redress)		(1,505)	(1,759)	(14)
Goodwill impairment		-	(123)
Provision for interest rate hedging products redress		(850)	-
Operating expenses		(2,355)	(1,882)	25

Other net income/(expense)		10	(71)
(Loss)/profit before tax		(299)	8

Adjusted profit before tax[1]		551	204

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost		£62.9bn	£66.9bn
Loans and advances to customers at fair value		£17.6bn	£17.2bn
Customer deposits		£97.1bn	£85.2bn
Total assets		£86.3bn	£91.2bn
Risk weighted assets		£68.0bn	£72.8bn
Number of employees (full time equivalent)		10,300	11,200

	Adjusted[1]		Statutory
Performance Measures	31.12.12	31.12.11	31.12.12	31.12.11
Loan loss rate (bps)	128	156	128	156
Cost: income ratio	52%	57%	81%	61%

1

Adjusted profit before tax and adjusted performance measures exclude the impact of goodwill impairment of £nil (2011: £123m), provision for interest rate hedging products redress of £850m (2011: £nil) and loss on disposal of £nil (2011: £73m).

Barclays PLC – 2012 Results	22

Results by Business

Corporate Banking

Year Ended 31 December 2012	UK	Europe	RoW	Total
Income Statement Information	£m	£m	£m	£m
Income	2,234	313	371	2,918
Credit impairment charges and other provisions	(285)	(542)	(45)	(872)
Operating expenses (excluding provision for interest rate hedging products redress)	(1,041)	(152)	(312)	(1,505)
Provision for interest rate hedging products redress	(850)	-	-	(850)
Other net income	2	-	8	10
Profit/(loss) before tax	60	(381)	22	(299)

Adjusted profit/(loss) before tax[1]	910	(381)	22	551

Balance Sheet Information
Loans and advances to customers at amortised cost	£51.5bn	£6.5bn	£4.9bn	£62.9bn
Loans and advances to customers at fair value	£17.6bn	-	-	£17.6bn
Customer deposits	£79.0bn	£8.2bn	£9.9bn	£97.1bn
Risk weighted assets	£49.9bn	£10.5bn	£7.6bn	£68.0bn

Year Ended 31 December 2011 Income Statement Information
Income	2,199	440	469	3,108
Credit impairment charges and other provisions	(355)	(716)	(76)	(1,147)
Operating expenses (excluding goodwill impairment)	(1,099)	(248)	(412)	(1,759)
Goodwill impairment	-	(123)	-	(123)
Other net income/(expense)	2	-	(73)	(71)
Profit/(loss) before tax	747	(647)	(92)	8

Adjusted profit/(loss) before tax[1]	747	(524)	(19)	204

Balance Sheet Information
Loans and advances to customers at amortised cost	£50.6bn	£11.2bn	£5.1bn	£66.9bn
Loans and advances to customers at fair value	£17.2bn	-	-	£17.2bn
Customer deposits	£69.9bn	£5.6bn	£9.7bn	£85.2bn
Risk weighted assets	£49.9bn	£15.4bn	£7.5bn	£72.8bn

1	Adjusted profit/(loss) before tax excludes for the UK the provision for interest rate hedging products redress of £850m (2011: £nil), for Europe the impact of goodwill impairment of £nil (2011: £123m), and for the Rest of the World the loss on disposal of £nil (2011: £73m).

Barclays PLC – 2012 Results	23

Results by Business

Corporate Banking

—	The turnaround in Corporate Banking profitability continued with the exit of non-core businesses internationally

—	Improved credit performance across all regions due to management actions taken in 2010 and 2011 to refocus the international business, particularly in Continental Europe

—	Total UK loans and advances to customers up £0.9bn driven by solid growth in net new UK lending. Attracted an additional £11.9bn of global deposits with strong growth in the UK and Europe

2012 compared to 2011

—

Adjusted profit before tax improved £347m to £551m including a gain of £71m (2011: loss of £111m) in the net valuation of fair value items, primarily driven by improved credit impairment in Europe and UK and lower operating expenses. Statutory loss before tax was £299m (2011: profit £8m) including a £850m provision for interest rate hedging products redress

–

UK adjusted profit before tax improved 22% to £910m reflecting a £182m improvement in the net valuation of fair value items, improved operating expenses and credit impairment. UK statutory profit before tax decreased £687m to £60m including a £850m provision for interest rate hedging products redress

–

Europe loss before tax improved £266m to £381m principally due to improved credit impairment charges in Spain of £337m (2011: £480m) and improved operating expenses benefitting from progress in restructuring, partially offset by reduced income from exited businesses

–

Rest of the World adjusted profit before tax improved £41m to £22m reflecting lower operating expenses as a result of refocusing of our international business. Rest of the World statutory profit before tax improved £114m to £22m reflecting the non-recurrence of prior year loss on disposal of Barclays Bank Russia

—	Net interest income decreased 13% to £1,870m reflecting non-recurring gains on the disposal of hedging instruments, reduced income from exited businesses and increased funding costs

–	Net interest margin down 22bps to 124bps principally due to higher funding costs and non-recurring gains from the sale of hedging instruments

–	Customer asset margin decreased 32bps to 114bps reflecting higher funding costs and reduced balances due to the refocusing of our international business

–

Customer liability margin increased 15bps to 109bps principally due to higher balances in the UK driven by currency deposits and current accounts, and reflecting an increase in funding rates and therefore the value generated from customer liabilities

—	Credit impairment charges reduced 24% to £872m. Loan loss rate improved to 128bps (2011: 156bps)

–	Impairment charges in Europe reduced by £174m to £542m, primarily as a result of ongoing action to reduce exposure within the property and construction sector in Spain

—

Adjusted operating expenses improved 14% to £1,505m, reflecting the benefits of prior year restructuring and cost control initiatives. Adjusted cost to income ratio improved to 52% (2011: 57%). Statutory operating expenses, including the provision for interest rate hedging products redress of £850m (2011: £nil), increased to £2,355m (2011: £1,882m). Statutory cost to income ratio deteriorated to 81% (2011: 61%)

—

Total assets in UK up by £0.6bn driven by solid growth in net UK lending. Total assets down £4.9bn to £86.3bn as increases in the UK are more than offset by reductions in Europe and Rest of the World due to the refocusing of our international business

—	Customer deposits increased 14% to £97.1bn with increased balances in the UK and Europe due to higher currency deposits and current accounts

—	Risk weighted assets decreased 7% to £68.0bn, principally reflecting the benefit of the refocusing of our international business, partially offset by an increased operational risk charge

Barclays PLC – 2012 Results	24

Results by Business

Q4 12 compared to Q3 12

—	Q4 12 adjusted profit before tax increased 9% to £107m including a gain of £10m (Q3 12: loss of £6m) in the net valuation of fair value items

–	Income increased 5% to £713m driven by growth in UK deposits, supported by consistent performance in the European and Rest of the World businesses

–	Impairment increased 13% primarily due to Rest of the World increases including charges for the Indian retail portfolio, partially offset by reductions in Europe

–

Adjusted operating expenses in line with previous quarter. Statutory operating expenses, including the provision for interest rate hedging products redress of £400m (Q3 12: £nil), increased £399m to £775m (Q3 12: £376m)

—	Statutory loss before tax was £293m (Q3 12: profit £98m) after charging a £400m (Q3 12: £nil) additional provision for interest rate hedging products redress

—	Loans and advances to customers increased 1% to £62.9bn driven by net UK lending. Customer deposits increased 6% to £97.1bn primarily driven by growth in the UK

Barclays PLC – 2012 Results	25

Results by Business

Wealth and Investment Management

		Year Ended	Year Ended
Income Statement Information		31.12.12 £m	31.12.11 £m	% Change
Net interest income		853	798	7
Net fee and commission income		946	943	-
Net trading income		16	5
Other expense		-	(2)
Total income		1,815	1,744	4
Credit impairment charges and other provisions		(38)	(41)	(7)
Net operating income		1,777	1,703	4

Operating expenses		(1,463)	(1,493)	(2)

Other net income/(expense)		1	(3)
Profit before tax		315	207	52

Adjusted profit before tax		315	207	52

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost		£21.2bn	£18.8bn
Customer deposits		£53.8bn	£46.5bn
Total assets		£23.7bn	£20.9bn
Risk weighted assets		£15.8bn	£13.1bn
Client assets		£186.0bn	£164.2bn
Number of employees (full time equivalent)		7,900	8,100

	Adjusted		Statutory
Performance Measures	31.12.12	31.12.11	31.12.12	31.12.11
Cost: income ratio	81%	86%	81%	86%
Loan loss rate (bps)	17	21	17	21

Barclays PLC – 2012 Results	26

Results by Business

Wealth and Investment Management

—	2012 marked the third year of execution of Wealth and Investment Management’s five year strategic investment programme to transform the business into a top tier global wealth manager

—	Continued build out of world class infrastructure and significant strengthening of product and service capabilities

—	Strong growth in client assets as we continue to build our client proposition

2012 compared to 2011

—	Income improved 4% to £1,815m primarily driven by an increase in the High Net Worth businesses

—

Net interest income grew 7% to £853m reflecting growth in deposit and lending balances in the High Net Worth businesses. Net interest margin decreased 7bps to 122bps due to ongoing low interest rate environment and reduced contribution from structural hedges

–	Customer deposits increased 16% to £53.8bn

–	Loans and advances to customers increased 13% to £21.2bn

—	Net fees and commissions income remained broadly in line at £946m (2011 : £943m) despite challenging market conditions

—	Operating expenses decreased 2% to £1,463m as cost control initiatives were partially offset by the continued cost of the strategic investment programme

—	Profit before tax increased 52% to £315m

—	Client assets increased 13% to £186.0bn (2011: £164.2bn) principally reflecting increase in net new assets in High Net Worth businesses

—	Risk weighted assets increased 21% to £15.8bn principally due to growth in lending and an increased operational risk charge

Q4 12 compared to Q3 12

—	Profit before tax increased 46% to £115m

–	Income increased 9% to £481m primarily driven by strong growth in the High Net Worth businesses and increased client activity during Q4

–	Costs remained stable at £354m (Q3 12: £358m)

—	Client assets increased 5% to £186.0bn (Q3 12: £177.6bn) principally reflecting increased client assets within the High Net Worth businesses

Barclays PLC – 2012 Results	27

Results by Business

Head Office and Other Operations

	Year Ended	Year Ended
Income Statement Information	31.12.12 £m	31.12.11 £m
Adjusted total expense net of insurance claims[1]	(75)	(223)
Own credit	(4,579)	2,708
Gains on debt buy-backs	-	1,130
Gain/(loss) on disposal of investment in BlackRock, Inc.	227	(58)
Total (expense)/income net of insurance claims	(4,427)	3,557
Credit impairment (charges)/release and other provisions	(4)	1
Impairment of investment in BlackRock, Inc.	-	(1,800)
Net operating (expense)/income	(4,431)	1,758

Operating expenses (excluding bank levy)	(686)	(463)
UK bank levy	(345)	(325)
Operating expenses	(1,031)	(788)

Other net income/(expense)	22	(23)
(Loss)/profit before tax	(5,440)	947

Adjusted loss before tax[2]	(1,088)	(1,010)

Balance Sheet Information and Key Facts
Total assets	£39.4bn	£31.9bn
Risk weighted assets	£5.7bn	£2.5bn
Number of employees (full time equivalent)	1,600	1,400

2012 compared to 2011

—

Adjusted total expense net of insurance claims reduced to £75m (2011: £223m) principally due to changes in the value of hedges relating to employee share awards which were closed out during Q1 12. Statutory total income net of insurance claims decreased to an expense of £4,427m (2011: income of £3,557m) driven by the impact of own credit

—

Operating expenses increased 31% to £1,031m mainly from higher regulatory costs, including a charge relating to the allocation to Head Office and Other Operations of the penalty of £97m (2011: £nil) arising from the industry wide investigation into the setting of interbank offered rates, Financial Services Compensation Scheme of £135m (2011: £45m), the increase in the UK bank levy to £345m (2011: £325m) and increased strategic initiative costs

—	Adjusted loss before tax increased by 8% to £1,088m

—

Statutory loss before tax increased to £5,440m (2011: profit £947m) including an own credit charge of £4,579m (2011: £2,708m gain) and non-recurrence of gains on debt buy-backs, partially offset by the impact of BlackRock, Inc. investment disposal and income from changes in the value of hedges relating to employee share awards that were closed out during Q1 12

—

Total assets increased to £39.4bn (31 December 2011: £31.9bn) reflecting growth in the liquidity bond portfolio held at Head Office and Other Operations, partially offset by the sale of the strategic investment in BlackRock, Inc.

—

Risk weighted assets have increased £3.2bn to £5.7bn, principally reflecting increases in sovereign bonds held for liquidity purposes and a change in approach to loss given default on sovereign exposures

Q4 12 compared to Q3 12

—	Adjusted loss before tax increased £537m to £718m principally due to the UK bank levy that is charged in Q4

—	Statutory loss before tax increased by 2% to £1,278m reflecting the impact of the UK bank levy that is charged in Q4, partially offset by increased total expense net of insurance claims

1	Includes net interest expense of £134m (2011: £965m).
2

Adjusted performance measures and profit before tax exclude the impact of an own credit charge of £4,579m (2011: gain of £2,708m), gains on debt buy-backs (retirement of non-qualifying Tier 1 Capital under Basel 3) of £nil (2011: £1,130m), gain on disposal of strategic investment in BlackRock, Inc. of £227m (2011: loss of £58m), impairment of investment in BlackRock Inc. of £nil (2011: £1,800m) and loss on disposals of £nil (2011: £23m).

Barclays PLC – 2012 Results	28

Business Results by Quarter

UK RBB	Q412 £m	Q312 £m	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m	Q111 £m
Statutory basis
Total income net of insurance claims	1,086	1,130	1,128	1,077	1,129	1,273	1,170	1,084
Credit impairment charges and other provisions	(71)	(76)	(46)	(76)	(156)	(105)	(131)	(144)
Net operating income	1,015	1,054	1,082	1,001	973	1,168	1,039	940
Operating expenses	(1,023)	(1,204)	(671)	(966)	(752)	(675)	(1,022)	(653)
Other net income/(expense)	4	-	1	(1)	1	1	(1)	1
Statutory (loss)/profit before tax	(4)	(150)	412	34	222	494	16	288

Adjusted basis
Total income net of insurance claims	1,086	1,130	1,128	1,077	1,129	1,273	1,170	1,084
Credit impairment charges and other provisions	(71)	(76)	(46)	(76)	(156)	(105)	(131)	(144)
Net operating income	1,015	1,054	1,082	1,001	973	1,168	1,039	940
Operating expenses	(693)	(654)	(671)	(666)	(752)	(675)	(622)	(653)
Other net income/(expense)	4	-	1	(1)	1	1	(1)	1
Adjusted profit before tax	326	400	412	334	222	494	416	288

Adjusting items
Provision for PPI redress[1]	330	550	-	300	-	-	400	-

Europe RBB
Statutory basis
Total income net of insurance claims	210	219	243	243	247	375	309	295
Credit impairment charges and other provisions	(95)	(76)	(85)	(72)	(83)	(62)	(47)	(69)
Net operating income	115	143	158	171	164	313	262	226
Operating expenses	(207)	(204)	(211)	(217)	(718)	(263)	(368)	(289)
Other net income	4	2	4	3	2	2	4	4
Statutory (loss)/profit before tax	(88)	(59)	(49)	(43)	(552)	52	(102)	(59)

Adjusted basis
Total income net of insurance claims	210	219	243	243	247	375	309	295
Credit impairment charges and other provisions	(95)	(76)	(85)	(72)	(83)	(62)	(47)	(69)
Net operating income	115	143	158	171	164	313	262	226
Operating expenses	(207)	(204)	(211)	(217)	(291)	(263)	(368)	(289)
Other net income	4	2	4	3	2	2	4	4
Adjusted (loss)/profit before tax	(88)	(59)	(49)	(43)	(125)	52	(102)	(59)

Adjusting items
Goodwill impairment[1]	-	-	-	-	427	-	-	-

1	Adjusting item recorded in Operating expenses.

Barclays PLC – 2012 Results	29

Business Results by Quarter

Africa RBB	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	767	765	795	830	861	940	906	864
Credit impairment charges and other provisions	(145)	(180)	(214)	(107)	(88)	(108)	(126)	(144)
Net operating income	622	585	581	723	773	832	780	720
Operating expenses	(489)	(531)	(485)	(548)	(505)	(613)	(586)	(575)
Other net income	5	2	1	2	1	2	1	2
Statutory profit before tax	138	56	97	177	269	221	195	147

Adjusted basis
Total income net of insurance claims	767	765	795	830	861	940	906	864
Credit impairment charges and other provisions	(145)	(180)	(214)	(107)	(88)	(108)	(126)	(144)
Net operating income	622	585	581	723	773	832	780	720
Operating expenses	(489)	(531)	(485)	(548)	(505)	(613)	(586)	(575)
Other net income	5	2	1	2	1	-	1	2
Adjusted profit before tax	138	56	97	177	269	219	195	147

Adjusting items
Gains on acquisitions and disposals[1]	-	-	-	-	-	(2)	-	-

Barclaycard
Statutory basis
Total income net of insurance claims	1,098	1,046	1,036	990	983	1,140	1,012	960
Credit impairment charges and other provisions	(265)	(254)	(228)	(232)	(271)	(340)	(344)	(304)
Net operating income	833	792	808	758	712	800	668	656
Operating expenses	(753)	(552)	(412)	(418)	(458)	(430)	(1,047)	(371)
Other net income	6	7	8	9	5	8	7	11
Statutory profit/(loss) before tax	86	247	404	349	259	378	(372)	296

Adjusted basis
Total income net of insurance claims	1,098	1,046	1,036	990	983	1,140	1,012	960
Credit impairment charges and other provisions	(265)	(254)	(228)	(232)	(271)	(340)	(344)	(304)
Net operating income	833	792	808	758	712	800	668	656
Operating expenses	(483)	(402)	(412)	(418)	(458)	(430)	(400)	(371)
Other net income	6	7	8	9	5	8	7	11
Adjusted profit before tax	356	397	404	349	259	378	275	296

Adjusting items
Provision for PPI redress[2]	270	150	-	-	-	-	600	-
Goodwill impairment[2]	-	-	-	-	-	-	47	-

1	Adjusting item recorded in Other net income.
2	Adjusting item recorded in Operating expenses.

Barclays PLC – 2012 Results	30

Business Results by Quarter

Investment Bank	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Fixed Income, Currency and Commodities	1,458	1,581	1,968	2,396	971	1,438	1,715	2,201
Equities and Prime Services	484	534	423	550	305	338	563	545
Investment Banking	626	487	501	509	506	389	520	612
Principal Investments	25	31	140	9	36	89	99	8
Total income	2,593	2,633	3,032	3,464	1,818	2,254	2,897	3,366

Credit impairment (charges)/releases and other provisions	(114)	(23)	(248)	(75)	(90)	(114)	80	31
Net operating income	2,479	2,610	2,784	3,389	1,728	2,140	2,977	3,397
Operating expenses	(1,636)	(1,680)	(1,788)	(2,145)	(1,458)	(1,758)	(2,006)	(2,067)
Other net income/(expense)	15	7	6	22	(3)	6	6	3
Adjusted profit before tax and statutory profit before tax	858	937	1,002	1,266	267	388	977	1,333

Corporate Banking
Statutory basis
Total income net of insurance claims	713	678	703	824	710	830	817	751
Credit impairment charges and other provisions	(237)	(210)	(218)	(207)	(252)	(283)	(327)	(285)
Net operating income	476	468	485	617	458	547	490	466
Operating expenses	(775)	(376)	(807)	(397)	(545)	(436)	(459)	(442)
Other net income/(expense)	6	6	(1)	(1)	(8)	2	(62)	(3)
Statutory (loss)/profit before tax	(293)	98	(323)	219	(95)	113	(31)	21

Adjusted basis
Total income net of insurance claims	713	678	703	824	710	830	817	751
Credit impairment charges and other provisions	(237)	(210)	(218)	(207)	(252)	(283)	(327)	(285)
Net operating income	476	468	485	617	458	547	490	466
Operating expenses	(375)	(376)	(357)	(397)	(422)	(436)	(459)	(442)
Other net income/(expense)	6	6	(1)	(1)	1	2	2	(3)
Adjusted profit before tax	107	98	127	219	37	113	33	21

Adjusting items
Goodwill impairment[1]	-	-	-	-	123	-	-	-
Provision for interest rate hedging products redress[1]	400	-	450	-	-	-	-	-
Losses on disposal[2]	-	-	-	-	9	-	64	-

1	Adjusting item recorded in Operating expenses.
2	Adjusting item recorded in Other net income/(expense).

Barclays PLC – 2012 Results	31

Business Results by Quarter

Wealth and Investment Management	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Total income net of insurance claims	481	442	441	451	449	447	426	422
Credit impairment charges and other provisions	(13)	(6)	(12)	(7)	(10)	(12)	(9)	(10)
Net operating income	468	436	429	444	439	435	417	412
Operating expenses	(354)	(358)	(367)	(384)	(384)	(369)	(375)	(365)
Other net income/(expense)	1	1	(1)	-	(1)	(1)	-	(1)
Adjusted profit before tax and statutory profit before tax	115	79	61	60	54	65	42	46

Head Office and Other Operations
Statutory basis
Total (expense)/income net of insurance claims	(812)	(1,115)	(139)	(2,361)	882	2,624	394	(343)
Credit impairment releases/(charges) and other provisions	1	-	(3)	(2)	(1)	1	(3)	4
Impairment of investment in BlackRock, Inc.	-	-	-	-	-	(1,800)	-	-
Net operating (expense)/income	(811)	(1,115)	(142)	(2,363)	881	825	391	(339)
Operating expenses (excluding UK bank levy)	(470)	(136)	(251)	(174)	(469)	(115)	(124)	(80)
Other net income/(expense)	3	(4)	23	-	(23)	1	(3)	2
Statutory (loss)/profit before tax	(1,278)	(1,255)	(370)	(2,537)	389	711	264	(417)

Adjusted basis
Total (expense)/income net of insurance claims	(252)	(41)	(41)	259	15	(258)	12	8
Credit impairment releases/(charges) and other provisions	1	-	(3)	(2)	(1)	1	(3)	4
Net operating (expense)/income	(251)	(41)	(44)	257	14	(257)	9	12
Operating expenses (excluding UK bank levy)	(125)	(136)	(251)	(174)	(144)	(115)	(124)	(80)
UK bank levy	(345)	-	-	-	(325)	-	-	-
Other net income/(expense)	3	(4)	23	-	-	-	-	-
Adjusted (loss)/profit before tax	(718)	(181)	(272)	83	(455)	(372)	(115)	(68)

Adjusting items
Own credit[1]	560	1,074	325	2,620	263	(2,882)	(440)	351
(Gain)/loss on disposal and Impairment of BlackRock investment[2]	-	-	(227)	-	-	1,800	58	-
Gains on debt buy-backs[1]	-	-	-	-	(1,130)	-	-	-
Losses/(gains) on acquisitions and disposals[3]	-	-	-	-	23	(1)	3	(2)

1	Adjusting item recorded in Total (expense)/income net of insurance claims.
2

Q2 2012 includes a £227m gain on disposal of strategic investment in BlackRock,Inc. and Q2 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock,Inc both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock,Inc. investment in Q3 2011 is reported as part of Net operating income.

3	Adjusting item recorded in Other net income/(expense).

Barclays PLC – 2012 Results	32

Performance Management

Remuneration

We recognise the importance our stakeholders attach to the judgements that we apply in managing remuneration. Reduced remuneration costs, increasingly robust risk-adjustments and tougher performance conditions will continue to be a focus in how we achieve the right balance between the priorities of our various stakeholders. This requires remuneration to be managed in a way which incentivises employees, ensures pay is linked to performance and is appropriately aligned to risk.

We will continue to maintain a constructive and transparent dialogue with our shareholders and regulators on remuneration matters, as undertaken during 2012.

Incentive awards

—	Total Group incentive awards have been reduced by 16% since 2011, with adjusted Group profit before tax increasing 26%. Statutory Group profit before tax decreased 96%

—	Incentive awards at the Investment Bank have been reduced by 20% since 2011, with adjusted and statutory profit before tax increasing 37%

—

Group incentives have reduced by £1.3bn (38%) since 2010 with adjusted profit before tax up 23% since 2010. Statutory profit before tax is down 96% since 2010. In the Investment Bank incentives have reduced by a similar amount, £1.3bn (48%), since 2010 with adjusted and statutory profit before tax down 7% since 2010

—

Incentive pools have been reduced whilst adjusted profits have increased since 2011. This is because of actions taken by management to reposition Barclays compensation in the market place and to reflect significant risk events that impacted Barclays in 2012. The significant risk events include LIBOR settlement and redress for PPI and interest rate hedging products. Statutory profits decreased by 96% since 2011

—

Compensation to adjusted net operating income is down to 38% in 2012 (2011: 42%). Compensation to net operating income has increased to 46% (2011: 39%). Within aggregate compensation there has been strong differentiation on the basis of individual performance to allow us to manage compensation costs but also to pay competitively for high performers

—

Average value of bonus per Group employee down 13% year on year to £13,300; average value of bonus per Investment Bank employee down 17% year on year to £54,100. Average value of bonus per Group employee excluding the Investment Bank down 8% year on year to £4,800

—	The proportion of bonus pool that is deferred significantly exceeds the FSA’s Remuneration Code requirements and is expected to remain amongst the highest deferral levels globally

Barclays PLC – 2012 Results	33

Performance Management

Total Incentive Awards Granted - Current Year and Deferred

	Barclays Group			Investment Bank
	Year Ended 31.12.12 £m	Year Ended 31.12.11 £m	% Change	Year Ended 31.12.12 £m	Year Ended 31.12.11 £m	% Change
Current year cash bonus	852	832	2	399	381	5
Current year share bonus	15	66	(77)	6	3	100
Total current year bonus	867	898	(3)	405	384	5

Deferred cash bonus	489	618	(21)	447	576	(22)
Deferred share bonus	498	634	(21)	446	576	(23)
Total deferred bonus	987	1,252	(21)	893	1,152	(22)

Bonus pool	1,854	2,150	(14)	1,298	1,536	(15)
Commissions, commitments and other incentives	314	428	(27)	96	201	(52)

Total incentive awards granted	2,168	2,578	(16)	1,394	1,737	(20)

Adjusted profit before tax	7,048	5,590	26	4,063	2,965	37
Statutory profit before tax	246	5,590	(96)	4,063	2,965	37
Bonus pool as % of profit before tax (pre bonus)	82%	28%		23%	35%
Bonus pool as % of adjusted profit before tax (pre bonus)[1]	20%	29%		23%	35%
Proportion of bonus that is deferred	53%	58%		69%	75%
Total employees (full time equivalent)	139,200	141,100	(1)	24,000	23,600	2
Bonus per employee	£13,300	£15,237	(13)	£54,100	£65,085	(17)

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that appear in the income statement which are reconciled in the table below:

Reconciliation of Total Incentive Awards Granted to Income Statement Charge

	Barclays Group			Investment Bank
	Year Ended 31.12.12 £m	Year Ended 31.12.11 £m	% Change	Year Ended 31.12.12 £m	Year Ended 31.12.11 £m	% Change
Total incentive awards for 2012	2,168	2,578	(16)	1,394	1,737	(20)
Less: deferred bonuses awarded for 2012	(987)	(1,252)	(21)	(893)	(1,152)	(22)
Add: current year charges for deferred bonuses from previous years	1,223	995	23	1,117	907	23
Other[2]	21	206	(90)	75	248	(70)
Income statement charge for performance costs	2,425	2,527	(4)	1,693	1,740	(3)

—	Employees only become eligible to receive payment from a deferred bonus once all of the relevant conditions have been fulfilled, including the provision of services to the Group

—

The income statement charge for performance costs reflects the charge for employees’ actual services provided to the Group during the relevant calendar year (including where those services fulfil performance conditions attached to previously deferred bonuses). It does not include charges for deferred bonuses where performance conditions have not been met

—	As a consequence, while the 2012 incentive awards granted were down 16% compared to 2011, the income statement charge for performance costs was down 4%

1	Calculated as bonus awards divided by profit before tax excluding the income statement charge for bonus awards.
2	Difference between incentive awards granted and income statement charge for sales commissions, commitments and other incentives.

Barclays PLC – 2012 Results	34

Performance Management

Income Statement Charge

	Year Ended	Year Ended
	31.12.12 £m	31.12.11 £m	% Change
Performance costs	2,425	2,527	(4)
Salaries	5,981	6,277	(5)
Non-performance employee share plans	105	167	(37)
Social security costs	685	716	(4)
Post retirement benefits	590	727	(19)
Total compensation costs	9,786	10,414	(6)

Bank payroll tax	34	76	(55)
Other[1]	627	917	(32)
Non compensation costs	661	993	(33)

Total Staff costs	10,447	11,407	(8)
Compensation to net operating income	46%	39%
Compensation to adjusted net operating income	38%	42%

—	Total staff costs reduced 8% to £10,447m, principally reflecting a 5% reduction in salaries, a 19% reduction in post retirement benefits and reductions in performance costs

—	Salaries reduced by 5% to £5,981m, reflecting a moderately declining average headcount

—	The post retirement benefits charge decreased 19% to £590m, primarily reflecting scheme closures and benefit changes in the US and Spain, and lower interest cost for the UK Retirement Fund

—

Performance costs reduced 4% to £2,425m, reflecting a 22% reduction in charges for current year cash and share bonuses and sales commissions, commitments and other incentives of £1,202m, partially offset by a 23% increase in the charge for deferred bonuses from prior years to £1,223m

—

The compensation to adjusted net operating income ratio fell to 38% (2011: 42%), including charges for bonuses deferred from prior years. The compensation to net operating income ratio increased to 46% (2011: 39%)

—	Deferred bonuses awarded are expected to be charged to the income statement in the years outlined in the table that follows

1	Includes staff training, redundancy and retirement.

Barclays PLC – 2012 Results	35

Performance Management

Year in which Income Statement charge is expected to be taken for Deferred Bonuses awarded to date1

	Actual		Expected[2]
	Year Ended 31.12.11	Year Ended 31.12.12	Year Ended 31.12.13	2014 and beyond
Barclays Group	£m	£m	£m	£m
Deferred bonuses from 2009 and earlier bonus pools	405	153	18	-
Deferred bonuses from 2010 bonus pool	590	404	147	21
Deferred bonuses from 2011 bonus pool	-	666	386	183
Deferred bonuses from 2012 bonus pool	-	-	512	431
Income statement charge for deferred bonuses	995	1,223	1,063	635

Investment Bank
Deferred bonuses from 2009 and earlier bonus pools	365	143	17	-
Deferred bonuses from 2010 bonus pool	542	374	134	19
Deferred bonuses from 2011 bonus pool	-	600	347	164
Deferred bonuses from 2012 bonus pool	-	-	463	384
Income statement charge for deferred bonuses	907	1,117	961	567

Bonus Pool Component	Expected Grant Date	Expected Payment Date(s)[3]	Year(s) in which Income Statement Charge Arises[4]
Current year cash bonus	• February 2013	• February 2013	• 2012
Current year share bonus	• February/March 2013	• February 2013 to September 2013	• 2012
Deferred cash bonus	• March 2013	• March 2014 (33.3%)	• 2013 (48%)
		• March 2015 (33.3%)	• 2014 (35%)
		• March 2016 (33.3%)	• 2015 (15%)
• 2016 (2%)
Deferred share bonus	• March 2013	• March 2014 (33.3%)	• 2013 (48%)
		• March 2015 (33.3%)	• 2014 (35%)
		• March 2016 (33.3%)	• 2015 (15%)
• 2016 (2%)

1	The actual amount charged depends upon whether performance conditions have been met and will vary compared with the above expectation.
2	Does not include the impact of future grants which may be made in 2013 and 2014.
3

Payments are subject to all performance conditions being met prior to the expected payment date. In addition, employees receiving a deferred cash bonus may be awarded a service credit of 10% of the initial value of the award at the time that the final instalment is made, subject to continued employment.

4	The income statement charge is based on the period over which performance conditions are met.

Barclays PLC – 2012 Results	36

Performance Management

Margins and Balances
Analysis of Net Interest Income	Year Ended	Year Ended
	31.12.12	31.12.11
	£m	£m
RBB, Corporate Banking and Wealth and Investment Management Customer Income:
- Customer assets	6,723	6,983
- Customer liabilities	3,093	2,866
Total	9,816	9,849
RBB, Corporate Banking and Wealth and Investment Management Non-customer Income:
- Product structural hedge[1]	989	1,168
- Equity structural hedge[2]	231	824
- Other	118	148
Total RBB, Corporate Banking and Wealth and Investment Management Net Interest Income	11,154	11,989
Investment Bank	619	1,177
Head Office and Other Operations	(134)	(965)
Group net interest income	11,639	12,201

—

Group net interest income decreased by £562m to £11,639m (2011: £12,201m) principally due to reduced contributions from structural hedges. The overall contribution to Group income from structural hedges decreased by £1,540m to £1,737m. Of this decrease, £1,061m related to the non-recurrence of gains from the sale of hedging instruments in H2 11, which did not contribute to Group net interest income in 2011 as it was recognised as non-interest income, but a proportion of which is reflected in the net interest income of RBB, Corporate Banking and Wealth and Investment Management, shown above

RBB, Corporate Banking and Wealth and Investment Management Net Interest Income (NII)

Barclays distinguishes the relative net interest contribution from customer assets and customer liabilities, and separates this from the contribution delivered by non-customer income, which principally arises from Group hedging activities.

Customer Interest Income

—

Customer NII decreased marginally to £9,816m (2011: £9,849m), principally due to reductions in the customer asset margin across the majority of businesses partially offset by growth in average customer assets and liabilities

—

The customer asset margin declined to 2.11% (2011: 2.19%), reflecting an increase in funding rates across RBB, Corporate Banking and Wealth and Investment Management businesses. This was partially offset by a move towards higher margin business in Africa RBB

—

The customer liability margin increased to 1.09% (2011: 1.06%) reflecting increased funding rates and therefore value generated from RBB, Corporate Banking and Wealth and Investment Management customer liabilities

Non-customer Interest Income

—

Non-customer NII decreased 37% to £1,338m reflecting a reduction in the benefits from Group hedging activities. Group hedging activities utilise structural interest rate hedges to mitigate the impact of the low interest rate environment on customer liabilities and the Group’s equity

—

Product structural hedges generated a lower contribution of £989m (2011: £1,168m). Hedge durations were maintained throughout the period. Based on current interest rate curves and the on-going hedging strategy, fixed rate returns on product structural hedges are expected to continue to make a significant but declining contribution in 2013

—

The contribution from equity structural hedges in RBB, Corporate Banking and Wealth and Investment Management decreased to £231m (2011: £824m) following the sale of hedging instruments in H2 11 and the continued low interest rate environment

1

Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile.

2

Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

Barclays PLC – 2012 Results	37

Performance Management

Other Group Interest Income

—

Head Office and Other Operations net interest expense decreased to £134m (2011: £965m), principally reflecting the non-recurrence of transfer of gains from the sale of hedging instruments to businesses

—	Investment Bank NII decreased 47% to £619m, due to a reduction in interest income from equity structural hedges and credit market exposures

—	Total Group income from equity structural hedges decreased to £748m (2011: £2,109m) including £517m (2011: £1,285m) that was allocated to the Investment Bank and Head Office

Net Interest Margin

—

The net interest margin for RBB, Corporate Banking and Wealth and Investment Management decreased to 1.85% (2011: 2.03%), reflecting the reduction in contribution from Group hedging activities. Consistent with prior periods the net interest margin is expressed as a percentage of the sum of average customer assets and liabilities, to reflect the impact of the margin generated on retail and commercial banking liabilities

—	The net interest margin expressed as a percentage of average customer assets only, declined to 3.50% (2011: 3.77%)

Analysis of Net Interest Margin
	UK RBB	Europe RBB	Africa RBB[1]	Barclaycard	Corporate Banking[1]	Wealth and Investment Management	Total RBB, Corporate and Wealth
Year Ended 31.12.12%		%	%	%	%	%	%
Customer asset margin	1.07	0.83	3.26	9.39	1.14	0.65	2.11
Customer liability margin	0.97	0.38	2.34	(0.60)	1.09	1.12	1.09

Customer net interest margin	1.03	0.71	2.90	9.01	1.11	0.99	1.63
Non-customer generated margin	0.34	0.37	0.22	(0.55)	0.13	0.23	0.22

Net interest margin	1.37	1.08	3.12	8.46	1.24	1.22	1.85

Average customer assets (£m)	124,275	40,790	34,108	32,452	67,494	19,670	318,789
Average customer liabilities (£m)	111,753	14,824	22,085	1,286	83,149	50,155	283,252

Year Ended 31.12.11
Customer asset margin	1.22	0.87	2.92	9.52	1.46	0.77	2.19
Customer liability margin	0.87	0.65	2.76	-	0.94	0.99	1.06

Customer net interest margin	1.05	0.81	2.86	9.52	1.19	0.93	1.67
Non-customer generated margin	0.46	0.47	0.36	(0.08)	0.27	0.36	0.36

Net interest margin	1.51	1.28	3.22	9.44	1.46	1.29	2.03

Average customer assets (£m)	118,503	43,749	37,944	30,289	70,398	17,546	318,429
Average customer liabilities (£m)	107,761	17,702	23,531	-	77,372	44,536	270,902

—

Customer asset and liability margins reflect a year on year increase in the Group’s internal funding rates which are based on the cost to the Group of alternative funding in the wholesale market. The increase in funding rates has had an adverse impact to customer asset margins and a benefit to customer liability margins

—

The Group’s internal funding rate prices intra-group funding and liquidity to give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at a rate that is driven by prevailing market rates and includes a term premium. The objective is to price internal funding for assets and liabilities in line with the cost of alternative funding, which ensures there is consistency between retail and wholesale sources

1

2011 comparatives have been revised to reflect certain corporate banking activities previously reported in Africa RBB which are now included within Corporate Banking. Corporate Banking average customer assets, average customer liabilities and net interest income have therefore been adjusted by £1,731m, £6,740m and £118m respectively although the net interest margin remains at 1.46%. Africa RBB comparatives have additionally been revised to include gross cheque advances and cheque deposits of £798m within average assets and average liabilities respectively where these were previously reported net. The Africa RBB net interest margin is therefore revised to 3.22% (previously reported as 3.07%) and the Group 2011 net interest margin is revised to 2.03% (previously reported as 2.04%).

Barclays PLC – 2012 Results	38

Risk Management

Overview

—

Barclays has clearly defined its risk management objectives, with an established strategy and framework for managing risk. The approach to identifying, assessing, controlling, reporting and managing risks is formalised in the Principal Risks Policy, which is implemented through relevant control frameworks. Further detail on how these risks are managed will be provided in the 2012 Annual Report and Accounts

—	The topics and associated specific key risks, by Principal Risk, covered in this report are described below.

Principal Risks and Key Specific Risks		Topics Covered		Page
Funding Risk
•	Increasing capital requirements	•	Capital resources, risk weighted assets, balance sheet leverage and significant regulatory changes	40
•	Maintaining capital strength
•	Changes in funding availability and costs	•	Liquidity pool and funding structure	46
•	Local balance sheet management and redenomination risk	•	Eurozone balance sheet redenomination risk	78
Credit Risk
•	Extent and sustainability of economic recovery, including impact of austerity measures on the European economies	•	Total assets by valuation basis and underlying asset class	53
		•	Loans and advances to customers and banks	54
•	Increase in unemployment due to weaker economies in a number of countries in which the Group operates	•	Impairment, potential credit risk loans and coverage ratios	55
		•	Retail credit risk	58
•	Impact of rising inflation and potential interest rate rises on consumer debt affordability and corporate profitability	•	Wholesale credit risk	65
		•	Barclays credit market exposures	79
•	Possibility of further falls in residential property prices in the UK, South Africa and Western Europe	•	Group exposures to Eurozone countries	69
		•	Credit derivatives referencing Eurozone sovereign debt	78
•	Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability

•	Potential exit of one or more countries from the Euro as a result of the European debt crisis
•	Possible deterioration in remaining Credit Market Exposures
•	Large single name losses and deterioration in specific sectors and geographies
Market Risk
•	Reduced client activity and decreased market liquidity	•	Analysis of Investment Bank’s DvaR	80
•	Uncertain interest and exchange rate environment	•	Analysis of interest margins	37
•	Pension fund risk	•	Retirement benefit liabilities	89
Operational Risk
•	Regulatory Risk	•	Significant litigation matters	91
•	Legal Risk	•	Significant competition and regulatory matters	94

Barclays PLC – 2012 Results	39

Funding Risk - Capital

Key Capital Ratios

	As at 31.12.12	As at 31.12.11
Core Tier 1	10.9%	11.0%
Tier 1	13.3%	12.9%
Total capital	17.1%	16.4%
Capital Resources	£m	£m
Shareholders’ equity (excluding non-controlling interests) per balance sheet	53,586	55,589
Own credit cumulative loss/(gain)[1]	804	(2,680)
Unrealised (gains)/losses on available for sale debt securities[1]	(417)	803
Unrealised gains on available for sale equity (recognised as tier 2 capital)[1]	(110)	(828)
Cash flow hedging reserve	(2,099)	(1,442)

Non-controlling interests per balance sheet	9,371	9,607
- Less: Other Tier 1 capital - preference shares	(6,203)	(6,235)
- Less: Non-controlling Tier 2 capital	(547)	(573)
Other regulatory adjustments to non-controlling interests	(171)	(138)

Other regulatory adjustments and deductions:
Defined benefit pension adjustment[1]	(2,445)	(1,241)
Goodwill and intangible assets[1]	(7,622)	(7,560)
50% excess of expected losses over impairment[1]	(648)	(506)
50% of securitisation positions	(1,206)	(1,577)
Other regulatory adjustments	(172)	(153)
Core Tier 1 capital	42,121	43,066

Other Tier 1 capital:
Preference shares	6,203	6,235
Tier 1 notes[2]	509	530
Reserve Capital Instruments	2,866	2,895

Regulatory adjustments and deductions:
50% of material holdings	(241)	(2,382)
50% of the tax on excess of expected losses over impairment	176	129
Total Tier 1 capital	51,634	50,473

Tier 2 capital:
Undated subordinated liabilities	1,625	1,657
Dated subordinated liabilities	14,066	15,189
Non-controlling Tier 2 capital	547	573
Reserves arising on revaluation of property[1]	39	25
Unrealised gains on available for sale equity[1]	110	828
Collectively assessed impairment allowances	2,002	2,385

Tier 2 deductions:
50% of material holdings	(241)	(2,382)
50% excess of expected losses over impairment (gross of tax)	(824)	(635)
50% of securitisation positions	(1,206)	(1,577)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,139)	(1,991)
Other deductions from total capital	(550)	(597)
Total regulatory capital	66,063	63,948

1	The capital impacts of these items are net of tax.
2	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Barclays PLC – 2012 Results	40

Funding Risk - Capital

Movement in Core Tier 1 Capital	2012	2011
	£m	£m
Core Tier 1 capital as at 1 January	43,066	42,861

(Loss)/profit for the year	(236)	3,951
Removal of own credit[1]	3,484	(2,059)
Dividends paid	(1,427)	(1,387)
Retained capital generated from earnings	1,821	505

Movement in reserves – impact of share schemes	(165)	714
Movement in currency translation reserves	(1,578)	(1,607)
Movement in qualifying available for sale equity reserves	-	749
Other reserves movement	33	128
Movement in other qualifying reserves	(1,710)	16

Movement in regulatory adjustments and deductions:
Defined benefit pension adjustment[1]	(1,204)	(1,340)
Goodwill and intangible asset balances[1]	(62)	766
50% excess of expected losses over impairment[1]	(142)	(238)
50% of securitisation positions	371	783
Other regulatory adjustments	(19)	(255)
Core Tier 1 capital as at 31 December	42,121	43,066

—	The Core Tier 1 ratio decreased to 10.9% (2011: 11.0%) reflecting a reduction in Core Tier 1 capital of £0.9bn to £42.1bn, partially offset by a 1% reduction in risk weighted assets to £386.9bn

Barclays generated £1.8bn Core Tier 1 capital from earnings, which excludes movements in own credit, after absorbing the impact of dividends paid and provisions for PPI and interest rate hedging product redress. The increase from earnings was more than offset by other movements in Core Tier 1 capital, principally:

–

£1.2bn increase in the adjustment for defined benefit pensions, driven by an additional contribution made to the UK Retirement Fund in April 2012 and deducting expected future deficit contributions over the next five years

–	£1.6bn reduction due to foreign currency movements, primarily due to depreciation of USD, EUR, and ZAR against GBP which was broadly offset by foreign currency movements in risk weighted assets

—

Total Capital Resources increased by £2.1bn reflecting lower deductions for material holdings principally as a result of the sale of the stake in BlackRock, Inc. Within Tier 2 capital, the redemption of £2.7bn dated subordinated liabilities was partially offset by the issuance of $3bn of Contingent Capital Notes (CCNs)

1	The capital impacts of these items are net of tax.

Barclays PLC – 2012 Results	41

Funding Risk - Capital

Risk Weighted Assets by Risk Type and Business

	Credit Risk			Counterparty Credit Risk		Market Risk			Operational Risk

As at 31.12.12	STD £m	F-IRB £m	A-IRB £m	IMM £m	Non Model Method £m	STD £m	Modelled - VaR £m	Charges Add-on and Non- VaR Modelled £m	£m	Total Risk Weighted Assets £m
UK RBB	1,163	-	31,096	-	-	-	-	-	6,524	38,783
Europe RBB	5,727	-	9,157	-	3	-	-	-	2,225	17,112
Africa RBB	6,217	5,778	10,580	-	7	-	-	-	4,426	27,008
Barclaycard	16,641	-	13,442	-	-	-	-	-	6,381	36,464
Investment Bank	9,530	3,055	47,991	25,127	4,264	25,396	22,497	15,429	24,730	178,019
Corporate Bank	25,744	3,430	31,743	500	-	-	-	-	6,556	67,973
Wealth and Investment Management	11,540	317	593	-	199	-	-	-	3,184	15,833
Head Office Functions and Other Operations	205	-	5,301	-	-	-	-	-	160	5,666
Total Risk Weighted Assets	76,767	12,580	149,903	25,627	4,473	25,396	22,497	15,429	54,186	386,858

As at 31.12.11
UK RBB	1,193	-	27,896	-	-	-	-	-	4,867	33,956
Europe RBB	6,147	-	9,691	-	2	-	-	-	1,596	17,436
Africa RBB	8,840	6,615	11,452	-	6	-	-	-	3,376	30,289
Barclaycard	15,262	-	14,167	-	-	-	-	-	4,757	34,186
Investment Bank	11,395	2,882	47,937	32,570	4,792	27,823	26,568	17,560	15,173	186,700
Corporate Bank	30,826	2,926	34,338	561	-	-	-	-	4,191	72,842
Wealth and Investment Management	10,262	297	834	-	153	-	-	-	1,530	13,076
Head Office Functions and Other Operations	833	-	1,431	-	-	-	-	-	250	2,514
Total Risk Weighted Assets	84,758	12,720	147,746	33,131	4,953	27,823	26,568	17,560	35,740	390,999

Movement in Risk Weighted Assets	Risk Weighted Assets
£bn
As at 1 January 2012	391.0
Methodology and model changes	38.7
Business risk reduction	(28.4)
Foreign Exchange	(11.3)
Change in risk parameters	(3.1)
As at 31 December 2012	386.9

—	Methodology and model changes: the £38.7bn increase is primarily driven by:

–	£18.4bn increase in operational risk driven by a recalibration of risk scenarios taking into account operational risk events impacting the banking industry

–	£12.0bn increase in market risk within Investment Bank, principally relating to the VaR model scope and the sovereign incremental risk charge

–	£4.7bn increase due to the introduction of minimum loss given default parameters for sovereign exposures

–	£2.8bn increase in credit risk as a result of changes to the treatment of real estate exposures

Barclays PLC – 2012 Results	42

Funding Risk - Capital

—	Business risk reduction: the £28.4bn decrease is primarily driven by:

–

£24.6bn decrease as a result of business risk reduction in the Investment Bank, including a £4.2bn decrease as a result of the sell down of legacy assets (in addition to £1.0bn lower capital deductions related to legacy business)

–	£6.9bn credit risk decrease within Corporate Banking, reflecting business risk reduction and the strategic exit from non-core international portfolios offset by

–	£2.2bn increase within UK RBB predominantly driven by mortgage balance growth

—	Foreign exchange: £11.3bn decrease is primarily due to the depreciation of USD, EUR and ZAR against GBP

—	Change in risk parameters: the £3.1bn decrease is primarily driven by improvements in underlying risk profiles and market conditions

Implementation of Basel 3 – Impact on Regulatory Capital

—

The new capital requirements regulation and capital requirements directive that implement Basel 3 proposals within the EU (collectively known as CRD IV) are still under consideration. The requirements are expected to be finalised during 2013, however the implementation date is uncertain

—

CRD IV includes the requirement for a ‘minimum’ Common Equity Tier 1 (CET1) ratio of 4.5%, an additional Capital Conservation buffer (CCB) of 2.5% and Counter-Cyclical Capital buffer (CCCB) of up to 2.5% to be applied when macro-economic conditions indicate areas of the economy are over-heating. Our working assumption is that the CCCB would be zero if implemented today

—

In addition globally systemically important banks are expected to hold a buffer of up to 2.5%. For Barclays, this was confirmed in November 2012 by the Financial Stability Board (FSB) to be 2.0% resulting in an expected regulatory target CET1 ratio of 9.0%. This regulatory target capital requirement will phase in between adoption of CRD IV and 2019

—	The proposed changes to the definition of CET1 also include transitional provisions that are in line with the FSA’s statement on CRD IV transitional provisions in October 2012

—

Given the phasing of both capital requirements and target levels, in advance of needing to comply with the fully loaded end state requirements Barclays will have the opportunity to continue to generate additional capital from earnings and take management actions to mitigate the impact of CRD IV

—

To provide an indication of the potential impact on Barclays, we have estimated our proforma RWAs and CET1 ratio on both a transitional and fully loaded basis, reflecting our current interpretation of the rules and assuming they were applied as at 1 January 2013. As at that date Barclays proforma RWAs on a CRD IV basis would have been estimated at approximately £468bn, with a resultant transitional CET1 ratio of approximately 10.6% and a fully loaded CET1 ratio of approximately 8.2%

—

The actual impact of CRD IV on capital ratios may be materially different as the requirements and related technical standards have not yet been finalised, for example provisions relating to the scope of application of the CVA volatility charge and restrictions on short hedges relating to insignificant financial holdings. The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation

—

The Basel 3 guidelines include a proposed leverage metric to be implemented by national supervisors initially under a parallel run for disclosure purposes only, and migrating to a mandatory limit over a period of 5 years. Based on our interpretation of the current proposals, the Group’s CRD IV leverage ratio as at 31 December 2012 would be within the proposed limit of 33x, allowing for transitional relief to Tier 1 capital

Barclays PLC – 2012 Results	43

Funding Risk - Capital

Balance Sheet Leverage	As at 31.12.12	As at 31.12.11
	£m	£m
Total assets[1]	1,490,321	1,563,527
Counterparty netting	(387,672)	(440,592)
Collateral on derivatives	(46,855)	(51,124)
Net settlement balances and cash collateral	(71,718)	(61,913)
Goodwill and intangible assets	(7,915)	(7,846)
Customer assets held under investment contracts[2]	(1,494)	(1,681)
Adjusted total tangible assets	974,667	1,000,371
Total qualifying Tier 1 capital	51,634	50,473
Adjusted gross leverage	19x	20x
Adjusted gross leverage (excluding liquidity pool)	16x	17x
Ratio of total assets to shareholders’ equity	24x	24x
Ratio of total assets to shareholders’ equity (excluding liquidity pool)	21x	22x

—	Barclays continues to manage its balance sheet within limits and targets for balance sheet usage

—	Adjusted gross leverage reduced to 19x (2011: 20x) reflecting a 2.3% increase in qualifying Tier 1 capital to £51.6bn and a 2.6% decrease in adjusted total tangible assets to £975bn

—

At month ends during 2012, the ratio moved in a range from 19x to 23x (2011: 20x to 23x) primarily due to fluctuations in collateralised reverse repurchase lending and high quality trading portfolio assets

—

Adjusted total tangible assets include cash and balances at central banks of £86.2bn (2011: £106.9bn). Excluding these balances, the balance sheet leverage would be 17x (2011:18x). Excluding the whole liquidity pool, leverage would be 16x (2011: 17x)

—

The ratio of total assets to total shareholders’ equity remained flat at 24x (2011: 24x) and moved within a month end range of 24x to 28x (2011: 24x to 28x), driven by fluctuations noted above and changes in gross interest rate derivatives and settlement balances

1	Includes Liquidity Pool £150bn (31 December 2011: £152bn).
2	Comprising financial assets designated at fair value and associated cash balances.

Barclays PLC – 2012 Results	44

Funding Risk - Liquidity

Liquidity Risk Management Framework

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The Liquidity Framework meets the FSA’s standards and is designed to ensure that the Group maintains sufficient financial resources of appropriate quality for the Group’s funding profile. This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Liquidity risk is managed separately at Absa Group due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude Absa. For details of liquidity risk management at Absa, see page 52.

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA), which is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows under a variety of stress scenarios. These scenarios are aligned to the FSA’s prescribed stresses and cover a market-wide stress event, a Barclays-specific stress event and a combination of the two. Under normal market conditions, the liquidity pool is managed to be at least 100% of three months’ anticipated outflows for a market-wide stress and one month’s anticipated outflows for each of the Barclays-specific and combined stresses. Of these, the one month Barclays-specific scenario is the most constraining.

Since June 2010 the Group has reported its liquidity position against Individual Liquidity Guidance (ILG) provided by the FSA. The Group also monitors its position against anticipated Basel 3 metrics, including the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). Based on the latest standards published by the Basel Committee Barclays had a surplus to both of these requirements, with an estimated LCR of 126% and an estimated NSFR of 104% (2011: 97%)1,2.

As at 31 December 2012, the Group held eligible liquid assets significantly in excess of 100% of stress requirements for each of the one month Barclays-specific LRA scenario and the Basel 3 LCR requirement:

Compliance with Internal and Regulatory Stress Requirements	Barclays LRA (one month Barclays specific requirement)[3] £bn	Estimated Basel 3 LCR (revised text January 2013) £bn	Estimated Basel 3 LCR (earlier text December 2010) £bn
Eligible liquidity buffer	150	155	150
Stress requirement	116	123	145
Surplus	34	32	5
Liquidity pool as a percentage of anticipated net outflows	129%	126%	103%

Barclays plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level. Barclays will continue to monitor the money markets closely, in particular for early indications of the tightening of available funding. In these conditions, the nature and severity of the stress scenarios are reassessed and appropriate action taken with respect to the liquidity pool. This may include further increasing the size of the pool or monetising the pool to meet stress outflows.

1

In January 2013, the Basel Committee published revised standards for the LCR. Under the previous version of the Basel standards published in December 2010 the Group LCR estimate as of 31 December 2012 was 103% (2011: 82%). The revised LCR standards published in January 2013 result in a significantly lower liquidity requirement and allow for the inclusion in the liquidity pool of an additional category of high-quality liquid assets (referred to as Level 2B assets). The methodology for estimating the LCR is based on an interpretation of the published Basel standards and includes a number of assumptions which are subject to change prior to the implementation of the LCR standards in 2015.

2	The LCR and NSFR estimates are calculated for the Group on a consolidated basis including Absa.
3

Of the three stress scenarios monitored as part of the LRA, the one month Barclays specific scenario results in the lowest ratio at 129% (2011: 107%). This compares to 141% (2011: 127%) under the three month market-wide scenario and 145% (2011: 118%) under the one month combined scenario.

Barclays PLC – 2012 Results	45

Funding Risk - Liquidity

Liquidity Pool

The Group liquidity pool as at 31 December 2012 was £150bn (2011: £152bn). During 2012 the month-end liquidity pool ranged from of £150bn to £173bn, and the month-end average balance was £162bn (2011: £156bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. It is intended to offset stress outflows and comprises the following cash and unencumbered assets.

Composition of the Group Liquidity Pool

	Liquidity Pool	Liquidity pool of which FSA eligible	Liquidity pool of which Basel III Liquidity Coverage Ratio-eligible[1]
			Level 1	Level 2A
As at 31.12.12	£bn	£bn	£bn	£bn
Cash and deposits with central banks[2]	85	82	82	-

Government bonds[3]
AAA rated	40	39	40	-
AA+ to AA- rated	5	4	5	-
A+ to A- rated	1	-	-	1
Total Government bonds	46	43	45	1

Other
Supranational bonds and multilateral development banks	4	4	4	-
Agencies and agency mortgage-backed securities	7	-	5	2
Covered bonds (rated AA- and above)	5	-	-	5
Other	3	-	-	-
Total Other	19	4	9	7

Total	150	129	136	8

As at 31 December 2012 the portion of the Group liquidity pool comprised of cash and deposits with central banks reduced to £85bn (2011: £105bn) as a result of a reallocation to government bonds and other liquid assets. This reflects the efficient management of the composition of the Group liquidity pool without compromising the liquidity position of the Group.

Barclays manages the liquidity pool on a centralised basis. As at 31 December 2012, 90% of the liquidity pool was located in Barclays Bank PLC (2011: 94%) and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements.

The Group’s liquidity pool is well diversified by major currency and the Group monitors the LRA stress scenarios for major currencies:

Liquidity Pool by Currency	USD	EUR	GBP	Other	Total
	£bn	£bn	£bn	£bn	£bn
Liquidity pool	26	66	25	33	150

1

The Liquidity Coverage Ratio-eligible assets presented in this table represent only those assets which are also eligible for the Group liquidity pool and do not include any Level 2B assets as a result.

2	Of which over 95% (2011: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
3	Of which over 80% (2011: over 80%) of securities are comprised of United Kingdom, United States, Japan, France, Germany, Denmark and the Netherlands.

Barclays PLC – 2012 Results	46

Funding Risk - Liquidity

Contingent Liquidity

In addition to the Group liquidity pool, Barclays has access to other unencumbered assets which provide a source of contingent liquidity. Whilst these are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale.

These contingent sources of liquidity are primarily comprised of unencumbered trading portfolio assets and other securities as well as unencumbered loans and advances.

As at 31 December 2012, only 17% of customer loans and advances were used to secure external sources of funds. Of the unencumbered loans and advances, a further portion are suitable for use in secured issuance or in repurchase agreements with market counterparts.

In either an idiosyncratic or market wide liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances where market liquidity were unavailable or available only at heavily discounted prices, Barclays may alternatively generate liquidity via central bank facilities. The Group maintains a significant amount of collateral pre-positioned at central banks and available to raise funding.

Funding Structure

The basis for sound liquidity risk management is a solid and diverse funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due.

The Group’s overall funding strategy aims to align the sources and uses of funding:

—	Retail and commercial customer loans and advances are largely funded by customer deposits

—	Trading portfolio assets are largely funded by repurchase agreements

—	Reverse repurchase agreements are largely matched by repurchase agreements and the remainder are used to settle trading portfolio liabilities

—	Derivative assets are largely matched by derivatives liabilities

—	The liquidity pool is predominantly funded through wholesale markets

—	Other assets together with other loans and advances are funded by long term wholesale debt and equity

Barclays PLC – 2012 Results	47

Funding Risk - Liquidity

Deposit Funding[1]
	As at 31.12.12			As at 31.12.11

Funding of Loans and Advances to Customers	Loans and Advances to Customers £bn	Customer Deposits £bn	Loan to Deposit Ratio %	Loan to Deposit Ratio %
RBB	232.8	158.4	147	146
Corporate Banking[2]	62.9	97.1	65	83
Wealth and Investment Management	21.2	53.8	39	40
Total funding excluding secured	316.9	309.3	102	111
Secured funding		48.8
Sub-total including secured funding	316.9	358.1	88	101

RBB, Corporate Banking & Wealth and Investment Management[2]	316.9	309.3	102	111
Investment Bank	46.2	26.1	177	138
Head Office and Other Operations	0.8	0.2	-	-
Trading settlement balances and cash collateral	61.8	50.1	123	142
Total	425.7	385.7	110	118

The Group loan to deposit ratio as at 31 December 2012 was 110% (2011: 118%).

RBB, Corporate Banking and Wealth and Investment Management activities are largely funded with customer deposits. As at 31 December 2012, the loan to deposit ratio for these businesses was 102% (2011: 111%) and the loan to deposit and secured funding ratio was 88% (2011: 101%). The customer funding gap for these businesses is met using asset backed securities and covered bonds secured primarily over customer loans and advances such as residential mortgages and credit card receivables.

The excess of the Investment Bank’s loans and advances over customer deposits is funded with long-term debt and equity. The Investment Bank does not rely on customer deposit funding from RBB, Corporate Banking and Wealth and Investment Management.

As at 31 December 2012, £112bn of total customer deposits were insured through the UK Financial Services Compensation Scheme and other similar schemes. In addition to these customer deposits, there were £3bn of other liabilities insured by governments.

1	Included within RBB, Corporate Banking and the Investment Bank are Absa Group related balances totalling £37bn of loans and advances to customers funded by £33bn of customer deposits.
2	In addition, Corporate Banking holds £17.6bn (2011: £17.2bn) loans and advances as financial assets held at fair value.

Barclays PLC – 2012 Results	48

Funding Risk - Liquidity

Wholesale Funding

Funding of Other Assets as at 31 December 2012

Assets	£bn	Liabilities	£bn

Trading Portfolio Assets and Other Securities	85	Repurchase agreements	217
Reverse repurchase agreements	132

Reverse repurchase agreements	44	Trading Portfolio Liabilities	44

Derivative financial instruments	466	Derivative financial instruments	460

Liquidity pool	150	Less than 1 year wholesale debt	101
Other assets [1]	148	Greater than 1 year wholesale debt and equity	197

—

Trading portfolio assets are largely funded by repurchase agreements. As at 31 December 2012, 74% of this activity was secured against highly liquid assets[2]. The weighted average maturity of these repurchase agreements secured against less liquid assets was 98 days

—	The majority of reverse repurchase agreements are matched by repurchase agreements. As at 31 December 2012, 75% of matchbook activity was secured against highly liquid assets[2]

—	The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities

—

Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid

—	The liquidity pool is funded by wholesale debt, the majority of which matures in less than one year

—	Other assets are largely matched by term wholesale debt and equity

1	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks.
2	Highly liquid assets are limited to government bonds, US agency securities and US agency mortgage-backed securities.

Barclays PLC – 2012 Results	49

Funding Risk - Liquidity

Composition of Wholesale Funding

The Group maintains access to a variety of sources of wholesale funds in major currencies, including those available from money markets, repo markets and from term investors, across a variety of distribution channels and geographies. The Group is an active participant in money markets and have direct access to US, European and Asian capital markets through our global investment banking operations and long-term investors through our clients worldwide. As a result, wholesale funding is well diversified by product, maturity, geography and major currency.

As at 31 December 2012 total wholesale funding outstanding (excluding repurchase agreements) was £240bn (2011: £265bn). £101bn of wholesale funding matures in less than one year (2011: £130bn) of which £18bn relates to term funding (2011: £27bn)1. £138bn of wholesale funding has a residual maturity of over one year (2011: £135bn).

As at 31 December 2012, outstanding wholesale funding comprised of £39bn secured funding (2011: £39bn) and £201bn unsecured funding (2011: £227bn).

Maturity Profile2

Maturity of Wholesale Funding	Not more than one month £bn	Over one month but not more than three months £bn	Over three months but not more than six months £bn	Over six months but not more than one year £bn	Sub-total less than one year £bn	Over one year but not more than two years £bn	Over two years £bn	Total £bn
Deposits from Banks	10.8	8.7	1.5	0.7	21.7	1.6	7.2	30.5
CDs and CP	5.8	23.4	9.0	6.9	45.1	2.0	1.3	48.4
Asset Backed Commercial Paper	2.9	2.5	-	-	5.4	-	-	5.4
Senior unsecured (Public benchmark)	3.3	-	-	0.6	3.9	7.8	14.4	26.1
Senior unsecured (Privately placed)	0.7	4.1	4.0	5.3	14.1	10.8	38.5	63.4
Covered bonds/ABS	-	0.4	1.3	0.4	2.1	4.7	20.8	27.6
Subordinated liabilities	-	0.6	-	0.1	0.7	-	22.0	22.7
Other[3]	3.8	1.4	1.9	1.2	8.3	1.2	5.9	15.4
Total as at 31.12.2012	27.3	41.1	17.7	15.2	101.3	28.1	110.1	239.5
Of which secured	4.6	4.0	2.4	1.3	12.3	5.2	21.5	39.0
Of which unsecured	22.7	37.1	15.3	13.9	89.0	22.9	88.6	200.5

Total as at 31.12.2011					130.3			265.2
Of which secured					16.9			38.7
Of which unsecured					113.4			226.5

The Group has £63bn of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. A large proportion of end users of these products are individual retail investors.

The liquidity risk of wholesale funding is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £49bn as at 31 December 2012 (2011: £22bn).

The average maturity of wholesale funding net of the liquidity pool was at least 61 months (2011: 58 months).

1

Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/ABS and subordinated debt where the original maturity of the instrument was more than 1 year. In addition, at 31 December 2012, £3bn of these instruments were not counted towards term financing as they had an original maturity of less than 1 year.

2

The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England’s Funding for Lending Scheme. Included within deposits from banks are £6.7bn of liabilities drawn in the European Central Bank’s 3 year long-term refinancing operation (LTRO).

3	Primarily comprised of Fair Value Deposits (£7.1bn) and secured financing of physical gold (£6.0bn).

Barclays PLC – 2012 Results	50

Funding Risk - Liquidity

Currency Profile

As at 31 December 2012, the proportion of wholesale funding by major currencies was as follows:

	USD	EUR	GBP	Other
Currency composition of wholesale funds	%	%	%	%
Deposits from Banks	11%	51%	30%	8%
CDs and CP	50%	30%	20%	-
Asset Backed Commercial Paper	78%	13%	9%	-
Senior unsecured	27%	37%	16%	20%
Covered bonds/ABS	22%	58%	19%	1%
Subordinated Liabilities	28%	24%	47%	1%
Total	31%	38%	22%	9%

—	To manage cross-currency refinancing risk Barclays manages to FX cash-flow limits, which limit the risk at specific maturities

Term Financing

The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. During 2012, the Group issued approximately £28bn of term funding, comprising:

—	£3.4bn equivalent of public benchmark senior unsecured

—	£6.2bn equivalent of net privately placed senior unsecured

—	£16.8bn equivalent of secured

—	£1.9bn equivalent of subordinated debt

Included within secured funding issued during 2012 is £6bn of funding raised through participation in the Bank of England’s Funding for Lending Scheme.

Subordinated debt issued during 2012 comprises a Tier 2 issue of £1.9bn equivalent of contingent capital notes which includes a write-off feature should the Group’s CT1 or CET1 capital, as appropriate, fall below 7%.

As previously disclosed, in addition to the above issuance, Euro funding gaps in Spain and Portugal were reduced through accessing €8.2bn of the European Central Bank’s long-term refinancing operation in February 2012 (see page 78 for more detail of local Eurozone balance sheet redenomination risk).

Total 2012 issuance was sufficient to cover the Group’s needs for 2012 and also to pre-fund a large portion of the Group’s needs for 2013. The Group’s needs in 2012 were significantly lower than the £27bn of term funding maturing in that year due to the improvement in the customer loan to deposit ratio and a sell down in legacy assets.

The Group has £18bn of term debt maturing in 2013 and a further £24bn maturing in 2014. However, when considering expected deposit growth and reduction in legacy assets, the Group’s funding needs would be considerably lower. The Group continues to recognise the importance of a diversified funding base, and therefore monitors opportunities across a variety of funding markets.

Barclays PLC – 2012 Results	51

Funding Risk - Liquidity

Credit Rating

Credit Rating as at 31 December 2012	Standard & Poor’s	Moody’s	Fitch	DBRS
Barclays Bank PLC
Long Term	A+ (Negative)	A2 (Negative)	A (Stable)	AA (Negative)
Short Term	A-1	P-1	F1	R-1 (High)

—

During 2012, Barclays Bank PLC rating was downgraded by Moody’s, from Aa3/P-1 to A2/P-1, as a result of the agency’s rating repositioning of banks and securities firms with global capital market operations, and by DBRS, from AA High/ R-1 High to AA/R-1 High, as the result of the resignation of senior management during the summer. Barclays was fully reserving for maximum contractual outflows as a result of the ratings actions in the liquidity pool. There has been no significant change in deposit funding or wholesale funding in relation to the rating actions

—

The below table shows contractual collateral requirements and contingent obligations following one and two notch long-term and associated short-term simultaneous downgrades across all credit rating agencies, which are fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements

Contractual Credit Rating Downgrade Exposure	One-notch	Two-notch
(cumulative cash flow)	£bn	£bn
Securitisation derivatives	5	7
Contingent liabilities	7	7
Derivatives margining	-	1
Liquidity facilities	1	2
Total	13	17

—

Beyond these contractual requirements, these outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks

—	Credit rating downgrades could also result in increased costs or reduced capacity to raise funding

Absa Group

—	Liquidity risk is managed separately at Absa Group due to local currency, funding and regulatory requirements

—

In addition to the Group liquidity pool, as at 31 December 2012, Absa Group held £4.6bn of liquidity pool assets against Absa-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills. The Absa loan to deposit ratio as at 31 December 2012 was 112% (2011: 115%). The improvement in the loan to deposit ratio was driven by a reduction in loans and advances as a result of exchange rate movements combined with lower demand for credit across the South African economy in general, as well as a continued focus on ensuring that high credit standards continue to be applied. Absa has also seen an increase in the term of customer deposits over the period

—

As at 31 December 2012, Absa had £12bn of wholesale funding outstanding (2011: £15bn), of which £6bn matures in less than 12 months (2011: £9bn). Issuance of term debt during 2012 included £0.5bn of senior unsecured debt and £0.4bn of subordinated debt, further extending the term and diversity of the funding base

Barclays PLC – 2012 Results	52

Credit Risk

Analysis of Total Assets by Valuation Basis

		Accounting Basis		Sub Analysis
Assets as at 31.12.12	Total Assets £m	Cost Based Measure £m	Fair Value £m	Credit Market Exposures[1] £m
Cash and balances at central banks	86,175	86,175	-	-

Items in the course of collection from other banks	1,456	1,456	-	-

Debt securities	114,759	-	114,759	420
Equity securities	24,751	-	24,751	-
Traded loans	2,404	-	2,404	-
Commodities[2]	3,116	-	3,116	-
Trading portfolio assets	145,030	-	145,030	420

Loans and advances	21,996	-	21,996	1,368
Debt securities	6,118	-	6,118	-
Equity securities	8,957	-	8,957	3
Other financial assets[3]	7,727	-	7,727	-
Held in respect of linked liabilities to customers under investment contracts	1,263	-	1,263	-
Financial assets designated at fair value	46,061	-	46,061	1,371

Derivative financial instruments	469,146	-	469,146	672

Loans and advances to banks	40,489	40,489	-	-

Loans and advances to customers	425,729	425,729	-	4,763

Reverse repurchase agreements and other similar secured lending	176,956	176,956	-	-

Debt securities	74,677	-	74,677	257
Equity securities	432	-	432	-
Available for sale financial investments	75,109	-	75,109	257

Other assets	24,170	22,484	1,686	1,625

Total assets as at 31.12.12	1,490,321	753,289	737,032	9,108

Total assets as at 31.12.11	1,563,527	764,012	799,515	14,981

1	Further analysis of Barclays credit market exposures is on page 79. Undrawn commitments of £202m (2011: £180m) are off-balance sheet and therefore not included in the table above.
2	Commodities primarily consist of physical inventory positions.
3	These instruments consist primarily of reverse repurchase agreements designated at fair value.

Barclays PLC – 2012 Results	53

Credit Risk

Credit Risk

Analysis of Loans and Advances to Customers and Banks

Loans and Advances at Amortised Cost Net of Impairment Allowances, by Industry Sector and Geography

As at 31.12.12	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
Banks	7,134	14,475	12,050	1,806	3,405	38,870
Other financial institutions	17,113	20,986	42,277	4,490	3,124	87,990
Manufacturing	6,041	2,533	1,225	1,232	487	11,518
Construction	3,077	476	1	75	21	3,650
Property	15,167	2,411	677	3,101	247	21,603
Government	558	2,985	1,012	1,734	253	6,542
Energy and water	2,286	2,365	1,757	821	393	7,622
Wholesale and retail distribution and leisure	9,567	2,463	734	1,748	91	14,603
Business and other services	15,754	2,754	2,360	2,654	630	24,152
Home loans	119,652	36,659	480	17,553	270	174,614
Cards, unsecured loans and other personal lending	29,716	5,887	11,725	5,172	1,147	53,647
Other	9,448	2,390	1,232	7,817	520	21,407
Net loans and advances to customers and banks	235,513	96,384	75,530	48,203	10,588	466,218
Impairment allowance	(3,270)	(2,775)	(2,180)	(1,381)	(70)	(9,676)

As at 31.12.11
Banks	9,251	13,503	13,349	2,956	5,648	44,707
Other financial institutions	18,474	20,059	44,965	2,264	3,888	89,650
Manufacturing	6,185	3,341	1,396	1,439	543	12,904
Construction	3,391	771	32	348	65	4,607
Property	16,230	3,193	869	3,600	212	24,104
Government	493	3,365	907	3,072	1,031	8,868
Energy and water	1,599	2,448	2,165	818	384	7,414
Wholesale and retail distribution and leisure	10,308	3,008	656	2,073	161	16,206
Business and other services	16,473	4,981	1,584	2,907	355	26,300
Home loans	112,260	38,508	566	19,437	501	171,272
Cards, unsecured loans and other personal lending	27,409	6,417	9,293	6,158	785	50,062
Other	8,363	5,554	1,312	7,471	586	23,286
Net loans and advances to customers and banks	230,436	105,148	77,094	52,543	14,159	479,380
Impairment allowance	(4,005)	(2,920)	(2,128)	(1,446)	(98)	(10,597)

Impairment Allowance
					Year Ended 31.12.12 £m	Year Ended 31.12.11 £m
At beginning of period					10,597	12,432
Acquisitions and disposals					(80)	(18)
Exchange and other adjustments					(286)	(440)
Unwind of discount					(211)	(243)
Amounts written off					(4,119)	(5,165)
Recoveries					212	265
Amounts charged against profit					3,563	3,766
At end of period					9,676	10,597

Barclays PLC – 2012 Results	54

Credit Risk

Loans and Advances Held at Fair Value, by Industry Sector and Geography

As at 31.12.12	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
Banks	-	493	120	422	-	1,035
Other financial institutions[1]	13	611	622	8	39	1,293
Manufacturing	6	38	601	16	15	676
Construction	161	1	-	28	4	194
Property	8,668	830	295	121	-	9,914
Government	5,759	6	314	17	5	6,101
Energy and water	10	73	41	46	3	173
Wholesale and retail distribution and leisure	33	2	220	72	1	328
Business and other services	3,404	20	685	14	-	4,123
Other	105	132	46	224	56	563
Total	18,159	2,206	2,944	968	123	24,400

As at 31.12.11
Banks	11	364	10	126	1	512
Other financial institutions[1]	142	76	892	134	21	1,265
Manufacturing	16	211	154	7	18	406
Construction	158	-	-	19	2	179
Property	8,443	1,147	575	133	3	10,301
Government	5,609	-	-	19	8	5,636
Energy and water	32	203	46	104	-	385
Wholesale and retail distribution and leisure	63	15	243	36	2	359
Business and other services	3,381	76	201	34	-	3,692
Other	90	66	55	317	71	599
Total	17,945	2,158	2,176	929	126	23,334

Credit Impairment Charges and other Provisions by Business
Loan Impairment					2012 £m	2011 £m
UK RBB					269	536
Europe RBB					328	241
Africa RBB					646	466
Barclaycard					979	1,259
Investment Bank[2]					448	129
Corporate Banking					851	1,120
Wealth and Investment Management					38	41
Head Office and Other Operations					-	(2)
Total Loan Impairment Charges[3]					3,559	3,790
Impairment charges on Available for Sale Financial Investments (excluding BlackRock, Inc.)					40	60
Impairment of Reverse Repurchase agreements					(3)	(48)
Total Credit Impairment Charges and other Provisions					3,596	3,802
Impairment of Investment in BlackRock, Inc.					-	1,800

1	Included within Other financial institutions (Americas) are £427m (2011: £693m) of loans backed by retail mortgage collateral.
2

Credit market related charges within Investment Bank comprised a net £243m charge (2011: £14m write back) against loans and advances and £6m write back (2011: £35m write back) against available for sale assets.

3	Includes write back of £4m (2011: £24m charge) in respect of undrawn facilities and guarantees.

Barclays PLC – 2012 Results	55

Credit Risk

—

Impairment charges on loans and advances were 6% lower than 2011 reflecting lower impairment in UK RBB, Barclaycard and Corporate Banking partially offset by higher charges in some international businesses, notably in Europe and South Africa, and a higher charge in Investment Bank. The increase in Investment Bank was primarily related to ABS CDO Super Senior positions and losses on a small number of single name exposures, also the prior year included a non-recurring release of £223m

—	Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 58 and 65 respectively

Potential Credit Risk Loans and Coverage Ratios1

	CRLs		PPLs		PCRLs
As at 31 December	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Retail[1]	8,821	10,410	656	600	9,477	11,010
Wholesale[2]	9,744	10,932	1,102	1,372	10,846	12,304
Group	18,565	21,342	1,758	1,972	20,323	23,314

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2012 £m	2011 £m	2012%	2011%	2012%	2011%
Retail	4,635	5,386	52.5	51.7	48.9	48.9
Wholesale	5,041	5,211	51.7	47.7	46.5	42.4
Group	9,676	10,597	52.1	49.7	47.6	45.5

—	Overall, Credit Risk Loan (CRL) balances decreased by 13% reflecting improvements in both the retail and wholesale portfolios

—	The CRL coverage ratio increased to 52.1% (2011: 49.7%)

—	Overall Potential Problem Loans decreased 11% principally reflecting lower balances in the wholesale portfolios

—	The PCRL coverage ratio increased to 47.6% (2011: 45.5%)

—	Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 58 and 65 respectively

1

For December 2012 reporting UK RBB Medium Business lending and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios have been reclassified from wholesale to retail, whilst Wealth and Investment Management’s Private Bank portfolio has been reclassified from retail to wholesale. This has resulted in a net increase in retail PCRLs of £9m and impairment allowance of £12m with a corresponding decrease in wholesale PCRLs and impairment allowance in 2011. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.

2	Includes all forbearance accounts that are over 90 days+ and/or impaired.

Barclays PLC – 2012 Results	56

Credit Risk

Retail and Wholesale Loans and Advances to Customers and Banks1

As at 31.12.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Loan Impairment Charges £m	Loan Loss Rates bps
Total retail	232,672	4,635	228,037	8,821	3.8	2,075	89

Wholesale - customers	203,123	5,000	198,123	9,693	4.8	1,507	74
Wholesale - banks	40,099	41	40,058	51	0.1	(23)	(6)
Total wholesale	243,222	5,041	238,181	9,744	4.0	1,484	61

Loans and advances at amortised cost	475,894	9,676	466,218	18,565	3.9	3,559	75

Traded loans	2,404	n/a	2,404
Loans and advances designated at fair value	21,996	n/a	21,996
Loans and advances held at fair value	24,400	n/a	24,400

Total loans and advances	500,294	9,676	490,618

As at 31.12.11
Total retail	229,671	5,386	224,285	10,410	4.5	2,477	108

Wholesale - customers	212,992	5,166	207,826	10,898	5.1	1,307	61
Wholesale - banks	47,314	45	47,269	34	0.1	6	1
Total wholesale	260,306	5,211	255,095	10,932	4.2	1,313	50

Loans and advances at amortised cost	489,977	10,597	479,380	21,342	4.4	3,790	77

Traded loans	1,374	n/a	1,374
Loans and advances designated at fair value	21,960	n/a	21,960
Loans and advances held at fair value	23,334	n/a	23,334

Total loans and advances	513,311	10,597	502,714

—

Loans and advances to customers and banks at amortised cost net of impairment decreased 3%, reflecting a £16.9bn reduction in the wholesale portfolios principally due to lower interbank and corporate lending in the Investment Bank

—	This was offset partially by a £3.7bn increase in the retail portfolios, driven by increased mortgage lending in UK RBB and unsecured lending in Barclaycard, offset by reductions in Europe and Africa

—	This overall contraction in lending, when combined with lower impairment charges on loans and advances, resulted in a lower annualised loan loss rate of 75bps (2011: 77bps)

—	Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 58 and 65

1

For December 2012 reporting UK RBB Medium Business lending (2011: £2,680m) and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios (2011: £468m) have been reclassified from wholesale to retail. Wealth and Investment Management’s Private Bank portfolio (2011: £14,627m) has been reclassified from retail to wholesale. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.

Barclays PLC – 2012 Results	57

Credit Risk

Retail Credit Risk Retail Loans and Advances to Customers and Banks at Amortised Cost
As at 31.12.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Loan Impairment Charges £m	Loan Loss Rates bps
UK RBB[1]	129,682	1,369	128,313	2,883	2.2	269	21
Europe RBB	41,035	714	40,321	1,901	4.6	328	80
Africa RBB	23,987	700	23,287	1,790	7.5	472	197
Barclaycard[2]	34,694	1,757	32,937	2,121	6.1	979	282
Corporate Banking[3]	739	79	660	92	12.4	27	365
Wealth and Investment Management[4]	2,535	16	2,519	34	1.3	-	-
Total	232,672	4,635	228,037	8,821	3.8	2,075	89

As at 31.12.11
UK RBB[1]	123,055	1,686	121,369	3,299	2.7	536	44
Europe RBB	44,488	684	43,804	1,708	3.8	241	54
Africa RBB	26,363	731	25,632	2,362	9.0	386	146
Barclaycard[2]	32,214	2,077	30,137	2,824	8.8	1,259	391
Corporate Banking[3]	1,453	188	1,265	182	12.5	49	337
Wealth and Investment Management[4]	2,098	20	2,078	35	1.6	6	30
Total	229,671	5,386	224,285	10,410	4.5	2,477	108

—	Overall, gross loans and advances to customers and banks in the retail portfolios increased 1% during 2012 reflecting movements in:

–	UK RBB, where a 5% increase primarily reflected growth in home loans balances

–	Barclaycard, where an 8% increase primarily reflected business growth in the UK and the US and acquisition of portfolios in the US and South Africa

–	Africa RBB, where a 9% decrease principally reflected adverse currency movements

–	Europe RBB, where an 8% decrease was mainly due to credit tightening actions, active management to reduce funding mismatches and currency movements

–	Wealth and Investment Management, where a 21% increase mainly reflected growth in the Wealth International home loans portfolio

—	The loan impairment charge improved 16% mainly as a result of lower charges across UK RBB and Barclaycard businesses with the principal drivers being:

–

UK RBB, reflecting improvements across all portfolios, which also includes higher recoveries principally from refunds of PPI in Consumer Lending and release of provision due to the resolution of backlogs in litigation in home loans

–	Barclaycard, where lower provision resulted from improved delinquency, lower charge-offs and better recovery rates

Partially offset by:

–

Europe RBB, due to deterioration in credit performance reflecting current economic conditions across Europe. An incremental impairment charge was taken in Spain to reflect potential declines in house prices

–	Africa RBB, principally reflecting higher loss given default rates and higher levels of write-offs in the South African home loans recovery book

—	Lower overall impairment charges coupled with slightly higher loan balances led to a fall in the annualised loan loss rate to 89bps (2011: 108bps)

1	UKRBB’s Medium Business portfolio (2011: £2,680m) has been reclassified from wholesale to retail as at December 2012.
2	Barclaycard business portfolios (2011: £468m) have been reclassified from wholesale to retail as at December 2012.
3	Corporate Banking primarily includes retail portfolios in UAE.
4	Wealth and Investment Management includes Wealth International portfolio. Private Bank lending (2011: £14,627m) has been reclassified from retail to wholesale as at December 2012.

Barclays PLC – 2012 Results	58

Credit Risk

Analysis of Potential Credit Risk Loans and Coverage Ratios1

	CRLs		PPLs		PCRLs
As at 31 December	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Home loans	3,397	3,688	262	212	3,659	3,900
Credit cards and unsecured lending	3,954	4,890	295	301	4,249	5,191
Other retail lending and business banking	1,470	1,832	99	87	1,569	1,919
Total retail	8,821	10,410	656	600	9,477	11,010

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2012 £m	2011 £m	2012%	2011%	2012%	2011%
Home loans	849	892	25.0	24.2	23.2	22.9
Credit cards and unsecured lending	3,212	3,777	81.2	77.2	75.6	72.8
Other retail lending and business banking	574	717	39.0	39.1	36.6	37.3
Total retail	4,635	5,386	52.5	51.7	48.9	48.9

Potential Credit Risk Loans and Coverage Ratios by Business[1]
	CRLs		PPLs		PCRLs
As at 31 December	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
UK RBB	2,883	3,299	283	222	3,166	3,521
Europe RBB	1,901	1,708	113	99	2,014	1,807
Africa RBB	1,790	2,362	61	61	1,851	2,423
Barclaycard	2,121	2,824	193	204	2,314	3,028
Corporate Banking	92	182	5	11	97	193
Wealth and Investment Management	34	35	1	3	35	38
Total retail	8,821	10,410	656	600	9,477	11,010

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2012 £m	2011 £m	2012%	2011%	2012%	2011%
UK RBB	1,369	1,686	47.5	51.1	43.2	47.9
Europe RBB	714	684	37.6	40.0	35.5	37.8
Africa RBB	700	731	39.1	30.9	37.8	30.2
Barclaycard	1,757	2,077	82.8	73.5	75.9	68.6
Corporate Banking	79	188	85.9	103.1	81.4	97.3
Wealth and Investment Management	16	20	47.1	58.3	45.7	53.7
Total retail	4,635	5,386	52.5	51.7	48.9	48.9

—	CRL balances in retail portfolios decreased 15%, primarily in:

–

Barclaycard, where reductions principally reflected favourable delinquency performance, reductions in recovery balances, following the change to the write off policy at the end of 2011, and increased debt sale activity

–	Africa RBB, where reductions were driven by a higher number of accounts being charged-off and written-off, particularly in South African home loans

–	UK RBB, where reductions reflected falling recovery balances across principal portfolios due to improved performance

–	This was partially offset by higher balances in Europe RBB principally in the Spanish and Italian home loans books

—	The CRL coverage ratio increased to 52.5% (2011: 51.7%)

—	PPL balances increased 9% principally due to increased home loans balances in UK RBB

—	The PCRL coverage ratio remained stable at 48.9% (2011: 48.9%)
1

For December 2012 reporting UK RBB Medium Business lending and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios have been reclassified from wholesale to retail, whilst Wealth and Investment Management’s Private Bank portfolio has been reclassified from retail to wholesale. This has resulted in a net increase in retail PCRLs of £9m and impairment allowance of £12m with corresponding decreases in wholesale PCRLs and impairment allowance in 2011. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.

Barclays PLC – 2012 Results	59

Credit Risk

Analysis of Retail Gross Loans & Advances to Customers and Banks[1]

As at 31.12.12	Secured Home Loans	Credit Cards, Overdrafts and Unsecured Loans	Other Secured Retail Lending[2]	Business Lending	Total Retail
	£m	£m	£m	£m	£m

UK RBB	114,766	6,863	-	8,053	129,682
Europe RBB	34,825	4,468	-	1,742	41,035
Africa RBB	17,422	2,792	3,086	687	23,987
Barclaycard	-	31,394	2,730	570	34,694
Corporate Banking	274	336	117	12	739
Wealth and Investment Management	2,267	63	205	-	2,535

Total	169,554	45,916	6,138	11,064	232,672

As at 31.12.11

UK RBB	107,775	7,351	-	7,929	123,055
Europe RBB	37,099	4,994	-	2,395	44,488
Africa RBB	19,691	2,715	3,405	552	26,363
Barclaycard	-	28,557	3,181	476	32,214
Corporate Banking	421	728	284	20	1,453
Wealth and Investment Management	1,892	62	144	-	2,098

Total	166,878	44,407	7,014	11,372	229,671

—	Secured home loans, credit cards, overdrafts and unsecured loans and business lending are analysed on pages 60, 62 and 63, respectively

Secured Home Loans

—	The principal home loan portfolios listed below account for 96% (2011: 96%) of total home loans in the Group’s retail portfolios

—	Total home loans to retail customers increased marginally

Home Loans Principal Portfolios[3]
As at 31.12.12	Gross Loans and Advances	> 90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%

UK	114,766	0.3	0.6	0.5	13.4
South Africa	15,773	1.6	3.9	6.9	34.6
Spain	13,551	0.7	1.1	1.9	34.0
Italy	15,529	1.0	0.8	1.8	25.4
Portugal	3,710	0.7	1.4	2.8	25.6

As at 31.12.11

UK	107,775	0.3	0.6	0.6	15.3
South Africa	17,585	3.2	3.7	6.9	19.4
Spain	14,918	0.5	0.6	1.6	32.5
Italy	15,935	1.0	0.5	1.3	29.3
Portugal	3,891	0.6	1.1	2.0	15.0

1

For December 2012 reporting UK RBB Medium Business lending (2011: £2,680m) and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios (2011: £468m) have been reclassified from wholesale to retail. Wealth and Investment Management’s Private Bank portfolio (2011: £14,627m) has been reclassified from retail to wholesale. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.

2	Other secured retail lending includes Vehicle Auto Finance in Africa RBB and UK Secured Lending in Barclaycard.
3	Excluded from the above analysis are: Wealth International home loans, which are managed on an individual customer exposure basis, France home loans and other small home loans portfolios.

Barclays PLC – 2012 Results	60

Credit Risk

—

Arrears rates remained steady in the UK as targeted balance growth and improved customer affordability continued to be supported by the low base rate environment. The recoveries impairment coverage ratio decreased mainly because of a release of provision due to the resolution of backlogs in litigation

—	In the UK, owner-occupied interest only balances of £38,069m (2011: £39,150m) represented 33% of total stock. Buy to let home loans comprised 7% of the total stock (2011: 6%)

—

Arrears rates for South Africa home loans significantly decreased reflecting improvements in portfolio performance. Increased focus on reducing the recoveries portfolio during 2012 resulted in higher write-offs. Coverage ratio on Recoveries increased due to a higher mix of insolvent accounts in this portfolio. These accounts result in higher losses due to increased legal costs and longer time to foreclose. Credit performance of home loans in Europe continued to worsen as economic conditions deteriorated further. In Spain home loans, the recoveries impairment coverage ratio increased mainly due to incremental impairment taken to reflect potential declines in house prices

Home Loans - Distribution of Balances by LTV (Updated Valuations)1,2

	UK		South Africa		Spain		Italy		Portugal[4]
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
As at 31 December	%	%	%	%	%	%	%	%	%	%
<=75%	76.1	77.6	62.8	58.8	64.2	72.1	74.3	70.7	40.3	49.0
>75% and <=80%	9.2	7.5	9.0	8.7	6.5	6.6	16.0	16.8	8.3	11.4
>80% and <=85%	5.4	5.3	8.2	8.3	6.1	5.7	5.5	10.2	10.6	13.7
>85% and <=90%	3.3	3.6	6.4	7.2	5.5	4.0	1.4	1.3	11.1	9.4
>90% and <=95%	2.2	2.4	4.0	5.3	4.4	2.6	0.9	0.5	10.2	8.8
>95% and <=100%	1.4	1.5	2.8	3.3	3.3	1.9	0.6	0.2	7.6	4.6
>100%	2.4	2.1	6.8	8.4	10.0	7.1	1.3	0.3	11.9	3.1

Marked to market LTV %[3]	45.5	44.3	44.2	45.2	64.6	60.1	46.7	46.9	77.6	69.6

—	Credit quality of the principal home loan portfolios reflected relatively conservative levels of high LTV lending and moderate LTV on existing portfolios

—

During 2012, using current valuations, the average LTV of principal home loans portfolios remained broadly stable in UK, South Africa and Italy. However, it increased in Spain and Portugal as a result of continued decline in house prices

Home Loans - New Lending1,2

	UK		South Africa		Spain		Italy		Portugal
As at 31 December	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
New home loans (£m)	18,170	17,202	1,186	1,381	284	502	848	3,719	83	495

Average LTV %	56.4	54.0	64.7	61.2	62.8	61.3	55.4	59.6	60.8	67.7
New home loans proportion above 85% LTV	3.5	0.8	36.8	29.9	4.1	1.3	-	-	4.9	5.5

—	New lending in principal home loan portfolios listed above decreased 12% to £20,571m (2011: £23,298m)

—

The increase in average LTV for new home loans business to 56.4% (2011: 54.0%) in the UK was driven by the launch of a 90% LTV product, on a limited basis. The volume in this segment is constrained by tight credit criteria and risk limits, as evidenced by the moderate increase of new home loans proportion above 85%

1	Excluded from the above analysis are: Wealth International home loans, which are managed on an individual customer exposure basis, France home loans and other small home loans portfolios.
2

UK, South Africa and Italy marked to market methodology is based on valuation weighted approach. Valuation weighted LTV is the ratio between total outstanding balance and the value of total collateral held against these balances. Spain and Portugal marked to market methodology is based on balance weighted approach. Balance weighted LTV approach is derived by calculating individual LTVs at account level and weighting it by the individual loan balances to arrive at the average position. This is in line with local reporting practice.

3

Portfolio marked to market based on the most updated valuation and includes recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 31 December 2012 to calculate the average MTM portfolio LTV as at 31 December 2012.

4	In Portugal, the increase in average MTM LTVs and in the LTV distribution are due to the application of more detailed house price valuations since June 2012.

Barclays PLC – 2012 Results	61

Credit Risk

—	In South Africa, average LTV on new home loans increased due to an expansion in the origination channel strategy, which resulted in an increase in new business flow in the second half of 2012

—

In 2012, new lending was significantly reduced in Europe home loans through credit policy tightening. Average LTV on new home loans in Spain increased moderately. Whilst proportion of new home loans above 85% LTV increased from 1.3% to 4.1%, balances remained within expectation on an absolute basis

Credit Cards, Overdrafts and Unsecured Loans

—	The principal portfolios listed below account for 87% (2011: 85%) of total credit cards, overdrafts and unsecured Loans in the Group’s retail portfolios

Principal Portfolios As at 31.12.12	Gross Loans and Advances £m	30 Day Arrears %	90 Day Arrears %	Gross Charge-off Rates %	Recoveries Proportion of Outstanding Balances %	Recoveries Impairment Coverage Ratio %
UK cards[1]	15,434	2.5	1.1	4.9	6.2	80.4
US cards [2]	9,296	2.4	1.1	5.0	2.3	90.7
UK personal loans	4,861	3.0	1.3	5.1	17.4	78.9
South Africa cards[3]	2,511	5.2	2.8	4.2	5.2	70.9
Barclays Partner Finance	2,323	1.9	1.0	3.9	4.8	78.1
Europe RBB cards	1,604	6.2	2.9	9.2	12.7	95.5
UK overdrafts	1,382	5.3	3.5	8.2	14.6	92.7
Italy salary advance loans[4]	1,354	2.3	0.9	8.4	9.4	12.5
South Africa personal loans	1,061	5.6	3.1	8.5	7.6	72.3

As at 31.12.11
UK cards[1]	14,692	2.7	1.2	6.2	6.8	85.2
US cards [2]	8,303	3.1	1.5	7.6	3.5	92.1
UK personal loans	5,166	3.4	1.7	6.5	19.0	82.8
South Africa cards[3]	1,816	5.1	3.0	5.6	6.4	72.9
Barclays Partner Finance	2,122	2.4	1.3	4.6	6.3	84.8
Europe RBB cards	1,684	5.9	2.6	10.1	13.8	89.5
UK overdrafts	1,322	6.0	3.9	9.7	17.5	90.6
Italy salary advance loans[4]	1,629	2.6	1.3	6.3	6.6	11.7
South Africa personal loans	1,164	6.4	3.9	8.3	6.9	72.4

—	Total credit cards, overdrafts and unsecured loans remained broadly stable with the increase in card and overdraft portfolios being offset by decreases in unsecured loans portfolios

—	With the exception of Europe RBB cards, 90 day arrears rates have remained broadly stable or improved slightly reflecting a move towards better asset quality and improved delinquency performance

—

Arrears rates in the European Cards portfolios deteriorated marginally in the same period, reflecting the difficult economic environment. Arrears rates were broadly stable in South Africa card portfolios and performance remained within expectations

—	The reduction in the coverage ratio on the main UK and US portfolios reflects active management of recovery assets, the change in write off policy at the end of 2011 and increased debt sale activity

1

UK cards includes the acquired Egg credit card assets, which totalled £1.7bn at acquisition. The outstanding acquired balances have been excluded from the recoveries impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period post acquisition.

2	US cards risk metrics exclude the impact of U-promise in 2011.
3	South Africa cards risk metrics exclude the Edcon portfolio which was acquired in November 2012. In addition, these metrics now include Woolworth Financial Services portfolios.
4

The recoveries impairment coverage ratio for Italy salary advance loans is lower than other unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers and Barclays is insured in the event of termination of employment or death. Recoveries represent balances where insurance claims are pending that we believe are largely recoverable, hence the lower coverage.

Barclays PLC – 2012 Results	62

Credit Risk

Business Lending

—	Business lending primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m

—	The principal portfolios listed below account for 88% of total Business Lending Loans in the Group’s retail portfolios

Principal Portfolios

		Arrears Managed[1]		Early Warning List Managed[2]
As at 31.12.12	Gross Loans and Advances	Drawn balances	Of which Arrears balances	Drawn balances	Of which Early Warning List Balances	Loan Loss Rates	Gross Charge- off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Coverage Ratio
	£m	£m	%	£m	%	bps	%	%	%

UK	8,053	713	6.0	7,122	9.2	140	2.5	4.3	34.9
Spain	1,095	95	11.3	993	60.4	210	3.8	6.6	45.0
Portugal	596	185	6.4	393	17.8	503	5.7	6.7	65.9

—	UK business lending gross loans and advances increased 2% to £8,053m (2011: £7,929m). Loan loss rates improved to 140bps (2011: 213 bps) whilst a broadly stable credit policy has been maintained

—

Business lending gross loans and advances in Europe reduced 27% in 2012 to £1,742m (2011: £2,395m) primarily due to the tightening of credit policy, reducing new business volumes and currency movements

—

Spain gross loans and advances reduced 31% to £1,095m (2011: £1,576m). Loan loss rates increased to 210bps (2011: 115bps) reflecting both increasing arrears in the difficult macro environment and the reducing balances. Early Warning List (EWL) balances reflect the close monitoring of the portfolio, with over 75% of EWL balances not in arrears

—

Portugal gross loans and advances reduced 21% to £596m (2011: £758m). Loan loss rates increased to 503bps (2011: 238bps) reflecting both increasing arrears in the difficult macro environment and reducing balances

Retail Forbearance Programmes

Forbearance Programmes on Principal Credit Cards, Overdrafts, Unsecured Loan, Home Loans and Business Lending Portfolios

—

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions may take a number of forms depending on the extent of the financial dislocation. Short term solutions normally focus on temporary reductions to contractual payments and switches from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may also include interest rate concessions and fully amortising balances for card portfolios

—	Forbearance on the Group’s principal portfolios in the US, UK and Europe is presented below

—

In South Africa, forbearance balances are not published as local practices are in the process of being aligned to the Barclays Group policy. In other retail portfolios, the level of forbearance extended to customers is not material and, typically, is not a significant factor in the management of customer relationships

1

Arrears Managed accounts are principally customers with an exposure threshold less than £50k in the UK and €100k in Europe, with processes designed to manage a homogeneous set of assets. Arrears Balances reflects the total balances of accounts which are past due on payments.

Early Warning List Managed accounts are customers that exceed the Arrears Managed threshold, with processes that record heightened levels of risk through an Early Warning List grading. Early Warning List balances comprise of a list of three categories graded in line with the perceived severity of the risk attached to the lending, and can include customers that are up to date with contractual payments or subject to forbearance as appropriate.

Barclays PLC – 2012 Results	63

Credit Risk

Principal Portfolios	Gross L&A Subject to Forbearance Programmes	Forbearance Programmes Proportion of Outstanding Balances	Impairment Coverage on Gross L&A Subject to Forbearance Programmes	Marked to Market LTV of Home Loan Forbearance Balances
As at 31.12.12	£m	%	%	%

Home Loans
UK	1,596	1.4	0.8	36.6
Spain	174	1.3	5.8	68.9
Italy	217	1.4	2.9	49.1

Credit Cards, Overdrafts and Unsecured Loans
UK cards[1,2]	991	6.3	37.8	n/a
UK personal loans	168	3.4	29.0	n/a
US cards[3]	116	1.3	15.0	n/a

Business Lending[4]
UK	203	2.5	15.4	n/a

As at 31.12.11

Home Loans
UK	1,613	1.5	0.8	31.6
Spain	145	1.0	3.7	67.4
Italy	171	1.1	2.6	46.5

Credit Cards, Overdrafts and Unsecured Loans
UK cards[1,2]	989	6.5	38.2	n/a
UK personal loans	201	3.8	29.5	n/a
US cards[3]	125	1.7	19.7	n/a

—	Loans in forbearance in the principal home loans portfolios increased 3% to £1,987m, mainly due to an increase in Spain and Italy home loans

—	Within UK home loans, term extensions account for over 80% of forbearance balances, the majority of the remainder being switches from ‘capital and interest’ to ‘interest only’

—

In Spain, forbearance accounts are predominantly full account restructures, In Italy, the majority of the balances relate to specific schemes required by the Government (e.g. debt relief scheme following the earthquake of 2009) and amendments are weighted towards payment holidays and interest suspensions

—

Loans in forbearance in principal Credit Cards, Overdrafts and Unsecured Loans portfolios decreased 3% to £1,275m. Forbearance programmes as a proportion of outstanding balances reduced slightly in UK and US cards and these coverage ratios reflect improved repayment behaviours

1

Impairment allowances against UK cards forbearance decreased, reflecting improved expectations on debt repayment. As a result, the impairment coverage ratio decreased during 2012. UK cards includes Barclays Branded Card and Partnership Card assets.

2

UK cards includes balances related to the acquired Egg credit card assets, which totalled £1.7bn at acquisition. The outstanding acquired balances have been excluded from the forbearance impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period of post acquisition.

3

US cards includes the U-promise portfolio in 2012. The outstanding acquired balances have been excluded from the forbearance impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011.

4	Forbearance policies for Business Lending were implemented in 2012. Comparable figures for previous periods are not available.

Barclays PLC – 2012 Results	64

Credit Risk

Wholesale Credit Risk

Wholesale Loans and Advances to Customers and Banks at Amortised Cost1,2

As at 31.12.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Loan Impairment Charges £m	Loan Loss Rates bps
Africa RBB	9,246	323	8,923	772	8.3	174	188
Investment Bank[3]	147,439	2,463	144,976	4,209	2.9	448	30
Corporate Banking	65,835	2,098	63,737	4,141	6.3	824	125
- UK	52,667	428	52,239	1,381	2.6	279	53
- Europe	8,122	1,536	6,586	2,607	32.1	527	649
- Rest of World	5,046	134	4,912	153	3.0	18	36
Wealth and Investment Management[4]	19,236	141	19,095	603	3.1	38	20
Head Office and Other Functions	1,466	16	1,450	19	1.3	-	-
Total	243,222	5,041	238,181	9,744	4.0	1,484	61

As at 31.12.11
Africa RBB	9,729	294	9,435	720	7.4	80	82
Investment Bank[3]	161,194	2,555	158,639	5,253	3.3	129	8
Corporate Banking	70,268	2,235	68,033	4,312	6.1	1,071	152
- UK	52,772	545	52,227	1,267	2.4	345	65
- Europe	12,899	1,574	11,325	2,876	22.3	699	542
- Rest of World	4,597	116	4,481	169	3.7	27	59
Wealth and Investment Management[4]	17,157	110	17,047	611	3.6	35	20
Head Office and Other Functions	1,958	17	1,941	36	1.8	(2)	(10)
Total	260,306	5,211	255,095	10,932	4.2	1,313	50

—

Gross loans and advances to customers and banks decreased 7% principally as a result of a fall of 9% in the Investment Bank mainly due to a reduction in interbank and other wholesale lending. For more detail, see analysis of Investment Bank wholesale loans and advances on page 67

—	There was also a 6% decrease in balances in Corporate Banking primarily in Europe due to the disposal of the Iveco Finance business and a reduction in Spanish exposures

—	The loan impairment charge increased 13% principally due to higher charges in:

–	Investment Bank, mainly due to charges in ABS CDO Super Senior positions and losses on a small number of single name exposures. In addition, there was a non-recurring release of £223m in 2011

–	Africa RBB, principally due to the impact of one large name in the commercial property portfolio in South Africa

—	This was partially offset by lower loan impairment charges in Corporate Banking, principally in Spain where there are ongoing initiatives to reduce exposure within the property and construction sector

—	The higher impairment charge coupled with the lower loan balances resulted in an annualised loan loss rate of 61bps (2011: 50bps)

1	Loans and advances to business customers in Europe RBB are included in the Retail Loans and Advances to Customers at Amortised Cost table on page 58.
2

For December 2012 reporting UK RBB Medium Business lending (2011: £2,680m) and Barclaycard’s Global Payment Acceptance, Global Commercial  Payments and Business Cards portfolios (2011: £468m) have been reclassified from wholesale to retail. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.

3

Investment Bank gross loans and advances include cash collateral and settlement balances of £85,116m as at 31 December 2012 and £75,707m as at  31 December 2011. Excluding these balances, CRLs as a proportion of gross loans and advances were 6.8% and 6.1% respectively.

4	Wealth and Investment Management Private Bank lending (2011: £14,627m) has been reclassified from retail to wholesale as at December 2012.

Barclays PLC – 2012 Results	65

Credit Risk

Potential Credit Risk Loans and Coverage Ratios1

	CRLs[2]		PPLs		PCRLs
As at 31 December	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Africa RBB	772	720	84	132	856	852
Investment Bank	4,209	5,253	327	445	4,536	5,698
Corporate Banking	4,141	4,312	617	756	4,758	5,068
Wealth and Investment Management	603	611	74	39	677	650
Head Office and Other Functions	19	36	-	-	19	36
Total wholesale	9,744	10,932	1,102	1,372	10,846	12,304

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2012 £m	2011 £m	2012%	2011%	2012%	2011%
Africa RBB	323	294	41.8	40.8	37.7	34.5
Investment Bank	2,463	2,555	58.5	48.6	54.3	44.8
Corporate Banking	2,098	2,235	50.7	51.8	44.1	44.1
Wealth and Investment Management	141	110	23.4	18.0	20.8	16.9
Head Office and Other Functions	16	17	84.2	47.2	84.2	47.2
Total wholesale	5,041	5,211	51.7	47.7	46.5	42.4

—	CRL balances decreased 11% primarily due to:

–	Investment Banking, where lower balances principally reflected asset sales and paydowns

–	Corporate Banking, where the lower balances principally reflected the disposal of the Iveco Finance business in Europe

—	The CRL coverage ratio increased to 51.7% (2011: 47.7%)

—	PPL balances decreased 20% principally due to reduced balances in the UK and Europe in Corporate Banking and Investment Bank

—	The PCRL coverage ratio increased to 46.5% (2011: 42.4%)

1

For December 2012 reporting UK RBB Medium Business lending and Barclaycard’s Global Payment Acceptance, Global Commercial Payments and Business Cards portfolios have been reclassified from wholesale to retail, whilst Wealth and Investment Management’s Private Bank portfolio has been reclassified from retail to wholesale. This has resulted in a net increase of retail PCRLs of £9m and impairment allowance of £12m with corresponding decreases in wholesale PCRLs and impairment allowance in 2011. These reclassifications (including comparatives) better reflect the way in which risk in these portfolios is managed.

2	Includes all forbearance accounts that are 90 days+ and/or impaired.

Barclays PLC – 2012 Results	66

Credit Risk

Analysis of Investment Bank Wholesale Loans and Advances at Amortised Cost

As at 31.12.12	Gross L&A £m	Impairment Allowance £m	L&A Net of Impairment £m	Credit Risk Loans £m	CRLs % of Gross L&A %	Loan Impairment Charges £m	Loan Loss Rates bps
Loans and advances to banks
Interbank lending	13,737	41	13,696	51	0.4	41	30
Cash collateral and settlement balances	23,350	-	23,350	-	-	-	-
Loans and advances to customers
Corporate lending	29,468	285	29,183	519	1.8	160	54
Government lending	1,369	-	1,369	-	-	-	-
ABS CDO Super Senior	3,099	1,712	1,387	3,099	100.0	232	748
Other wholesale lending	14,650	425	14,225	540	3.7	15	10
Cash collateral and settlement balances	61,766	-	61,766	-	-	-	-
Total	147,439	2,463	144,976	4,209	2.9	448	30

As at 31.12.11
Loans and advances to banks
Interbank lending	19,655	45	19,610	34	0.2	(5)	(3)
Cash collateral and settlement balances	23,066	-	23,066	-	-	-	-
Loans and advances to customers
Corporate lending	38,326	730	37,596	1,515	4.0	194	51
Government lending	3,276	-	3,276	-	-	-	-
ABS CDO Super Senior	3,390	1,548	1,842	3,390	100.0	6	18
Other wholesale lending	20,840	232	20,608	314	1.5	(66)	(32)
Cash collateral and settlement balances	52,641	-	52,641	-	-	-	-
Total	161,194	2,555	158,639	5,253	3.3	129	8

—	Investment Bank wholesale loans and advances decreased 9% to £147,439m driven by a reduction in corporate interbank and other wholesale lending offset by higher settlement balances

—	Included within corporate lending and other wholesale lending portfolios are £1,336m (2011: £3,204m) of loans backed by retail mortgage collateral classified within financial institutions

Barclays PLC – 2012 Results	67

Credit Risk

Wholesale Forbearance

—	Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms

—

Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard rates (i.e. lending criteria below our current lending terms), that would not normally be considered. This includes all troubled debt restructures granted below our standard rates

Wholesale Forbearance Reporting split by Exposure Class

As at 31.12.12	Sovereign	Financial Institutions	Corporate	Personal & Trusts	Total
	£m	£m	£m	£m	£m

Restructure: reduced contractual cashflows	4	16	405	-	425
Restructure: maturity date extension	5	107	1,412	33	1,557
Restructure: changed cashflow profile (other than extension)	5	46	876	26	953
Restructure: payment other than cash	-	-	71	1	72
Change in security	-	-	76	8	84
Adjustments/ non enforced covenant	10	7	626	128	771
Other	-	-	318	74	392

Total	24	176	3,784	270	4,254

Wholesale Forbearance Reporting split by Business Unit
As at 31.12.12	Corporate Banking	Investment Bank	Wealth & Investment Management	Africa RBB	Total
	£m	£m	£m	£m	£m

Restructure: reduced contractual cashflows	258	138	-	29	425
Restructure: maturity date extension	952	408	112	85	1,557
Restructure: changed cashflow profile (other than extension)	624	152	70	107	953
Restructure: payment other than cash	64	7	1	-	72
Change in security	45	26	12	1	84
Adjustments/ non enforced covenant	377	115	277	2	771
Other	162	-	211	19	392

Total	2,482	846	683	243	4,254

—	The tables above detail balance information for wholesale forbearance cases. Comparable figures for previous reporting periods are not available

—	Loan impairment on forbearance cases amounted to £1,149m at 31 December 2012, which represented 27% of total forbearance balances

—

At 31 December 2012, maturity date extension accounted for the largest proportion of forbearance recognised, followed by changes to cashflow profile other than maturity extension, adjustments to or non-enforcement of covenants, and reduction of contractual cashflows

—	Corporate borrowers accounted for 89% of balances and 95% of impairment booked to forbearance exposures at 31 December 2012, with impairment representing 29% of forbearance balances

—

Corporate Banking accounted for the single largest proportion of overall Group forbearance, with forbearance exposures concentrated in Western Europe and particularly Spain, which accounted for 29% of total Group forbearance balances and 45% of total impairment booked to forbearance exposures at 31 December 2012

UK Commercial Real Estate (UK CRE)

—	The UK CRE portfolio includes Property Investment, Development, Trading and Housebuilders but excludes Social Housing Contractors

—

Total loans and advances at amortised cost to UK CRE amounted to £9,676m1 at 31 December 2012 (2011: £9,519m), with a total of £295m (3.0% of the total) being past due (2011: £366m; 3.8%). Impairment stock totalled £80m at 31 December 2012 (2011: £78m)

—	The impairment charge for 2012 for the UK CRE portfolio was £49m (2011: £40m) with the increase primarily due to increased impairment in UK Corporate Banking

1	An additional £270m (2011: £321m) of UK CRE exposure is held at fair value.

Barclays PLC – 2012 Results	68

Credit Risk

Group Exposures to Eurozone Countries

—

The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

—	Risks associated with a potential partial break-up of the Euro area include:

–	Direct risk arising from sovereign default of an exiting country and the impact on the economy of, and the Group’s counterparties in, that country

–	Indirect risk arising from the subsequent impact on the economy of, and the Group’s counterparties in, other Eurozone countries

–	Indirect risk arising from credit derivatives that reference Eurozone sovereign debt (see page 78)

–	Direct redenomination risk on the potential mismatch in the currency of the assets and liabilities on balance sheets of the Group’s local operations in countries in the Eurozone (see page 78)

—

The Group has performed and continues to perform stress tests to model the event of a break-up of the Eurozone area. Contingency planning has also been undertaken based on a series of potential scenarios that might arise from an escalation in the crisis. Multiple tests have been run to establish the impact on customers, systems, processes and staff in the event of the most plausible scenarios. Where issues have been identified, appropriate remedial actions have either been completed or are underway

—	During 2012 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 13% to £59.0bn

–

Exposure to retail customers and corporate clients reduced 12% to £48.1bn, largely reflecting reduced lending in Spain, Italy and Portugal as part of the active management to reduce redenomination risk

–	Sovereign exposure decreased 29% to £5.0bn principally due to a reduction in government bonds held as available for sale

Basis of Preparation

—

These disclosures are prepared on the same basis as previous Results Announcements and present the direct balance sheet exposure to credit and market risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate

—

Trading and derivatives balances relate to investment banking activities, principally as market-maker for government bond positions. Positions are held at fair value, with daily movements taken through profit and loss

–

Trading assets and liabilities are presented by issuer type, whereby positions are netted to the extent allowable under IFRS. Where liability positions exceed asset positions by counterparty type, exposures are presented as nil

–

Derivative assets and liabilities are presented by counterparty type, whereby positions are netted to the extent allowable under IFRS. Cash collateral held is then added to give a net credit exposure. Where liability positions and collateral held exceed asset positions by counterparty type, exposures are presented as nil

–	Assets designated at fair value include debt and equity securities, loans and reverse repurchase agreements that have been designated at fair value

—

Available for sale assets are principally investments in government bonds and other debt securities. Balances are reported on a fair value basis, with movements in fair value going through other comprehensive income (OCI)

—

Loans and advances held at amortised cost[1] comprise: (i) retail lending portfolios, predominantly mortgages secured on residential property; and (ii) corporate lending portfolios. Settlement balances and cash collateral are excluded from this analysis

—

Sovereign exposures reflect direct exposures to central and local governments[2], the majority of which are used for hedging interest rate risk and liquidity purposes. The remaining portion is actively managed reflecting our role as a leading primary dealer, market maker and liquidity provider to our clients

1	The Group also enters into reverse repurchase agreements and other similar secured lending, which are materially fully collateralised.
2

In addition, the Group held cash with the central banks of these countries totalling £0.7bn as at 31 December 2012 (2011: £0.8bn). Other immaterial balances with central banks are classified within loans to financial institutions.

Barclays PLC – 2012 Results	69

Credit Risk

—

Financial institution and corporate exposures reflect the country of operations of the counterparty or issuer depending on the asset class analysed (including foreign subsidiaries and without reference to cross-border guarantees)

—	Retail exposures reflect the country of residence for retail customers and country of operations for business banking customers

—	Off-balance sheet exposure consists primarily of undrawn commitments and guarantees issued to third parties on behalf of our corporate clients

Summary of Group Exposures

—

The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on these countries is on pages 72 to 77

—	Exposures on loans and advances to geographic regions including Europe as a whole are set out on pages 54 to 55

—

The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments

						Net on- balance sheet exposure	Gross on- balance sheet exposure	Contingent liabilities and commitments
					Other
		Financial		Residential	retail
	Sovereign	institutions	Corporate	mortgages	lending
As at 31.12.12	£m	£m	£m	£m	£m	£m	£m	£m
Spain	1,690	1,488	4,135	13,305	2,428	23,046	31,956	3,301
Italy	2,669	528	1,962	15,591	1,936	22,686	32,990	3,082
Portugal	637	48	1,958	3,474	1,783	7,900	8,769	2,588
Ireland	11	3,768	1,127	112	83	5,101	10,251	1,644
Cyprus	8	-	106	44	26	184	300	131
Greece	1	-	61	8	9	79	1,262	5

As at 31.12.11
Spain	2,530	987	5,345	14,654	3,031	26,547	35,307	3,842
Italy	3,493	669	2,918	15,934	2,335	25,349	34,189	3,140
Portugal	810	51	3,295	3,651	2,053	9,860	10,747	2,536
Ireland	244	4,311	977	94	86	5,712	12,298	1,582
Cyprus	15	-	128	51	2	196	316	127
Greece	14	2	67	5	18	106	1,215	26

—	During 2012 the Group’s sovereign exposure to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 29% to £5.0bn

–

Spanish sovereign exposure reduced 33% to £1.7bn due to the disposal of available for sale government bonds, held for the purpose of interest rate hedging and liquidity, which have been replaced by interest rate swaps with alternative counterparties

–	Italian sovereign exposure decreased 24% to £2.7bn principally due to a reduction in government bonds held as available for sale

—	Residential mortgage exposure reduced by 5% to £32.5bn, reflecting lower new originations across Spain, Italy and Portugal in line with Group strategy to reduce redenomination risk

—	Other retail lending reduced by 17% to £6.3bn driven primarily by reduced lending to business banking customers in Spain and Portugal as a result of the challenging economic conditions

—	Corporate exposure reduced 27% to £9.3bn, largely reflecting reduced lending in Spain, Italy and Portugal as part of the active management to reduce funding mismatch

—	Exposures to financial institutions fell marginally by 3% to £5.8bn, with reduced exposure in Ireland of £0.5bn and in Italy of £0.1bn offsetting an increase in Spain of £0.5bn

Barclays PLC – 2012 Results	70

Credit Risk

—	Barclays has exposures to other Eurozone countries as set out below. Total net on-balance sheet exposures to individual countries that are less than £1bn are reported in aggregate under Other

						Net on- balance sheet exposure	Gross on- balance sheet exposure	Contingent liabilities and commitments
					Other
		Financial		Residential	retail
	Sovereign	institutions	Corporate	mortgages	lending
As at 31.12.12	£m	£m	£m	£m	£m	£m	£m	£m
France	3,746	5,345	3,905	2,607	121	15,724	58,970	7,712
Germany	277	4,454	4,945	27	1,734	11,437	62,016	6,604
Netherlands	3,503	4,437	2,002	16	92	10,050	28,546	2,205
Luxembourg	13	1,481	704	151	49	2,398	6,366	812
Belgium	2,548	284	239	9	6	3,086	10,553	1,525
Austria	1,047	228	187	5	-	1,467	3,930	127
Finland	1,044	209	140	3	-	1,396	9,120	461
Other	210	9	24	26	41	310	649	25

As at 31.12.11
France	4,189	4,969	4,232	2,796	260	16,446	60,342	8,121
Germany	3,444	2,570	2,963	14	1,551	10,542	62,017	6,623
Netherlands	244	4,596	1,807	14	4	6,665	23,806	1,899
Luxembourg[1]	-	1,842	809	103	85	2,839	6,499	765
Belgium	2,033	42	282	10	-	2,367	13,312	881
Austria	134	360	237	5	2	738	3,672	119
Finland	298	47	43	3	-	391	12,974	447
Other	202	3	35	32	43	315	634	49

—	During 2012 the Group’s net on-balance sheet exposures to other Eurozone countries increased by 14% to £45.9bn

–

Sovereign exposure increased 17% to £12.4bn principally due to an increase in government bonds held as available for sale in the Netherlands, Austria and Finland of £4.4bn, partially offset by a reduction in traded exposures to Germany of £3.0bn

–	Exposures to financial institutions and corporates increased 14% and 17%, to £16.4bn and £12.1bn respectively, reflecting increases in securities issued by German counterparties

1	Exposure to financial institutions has been restated to exclude exposures to supranational entities.

Barclays PLC – 2012 Results	71

Credit Risk

Spain

	Trading Portfolio			Derivatives				Designated at FV through P&L	Total as at 31.12.12	Total as at 31.12.11
Fair Value through Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Cash Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sovereign	905	(806)	99	27	(27)	-	-	-	99	-
Financial institutions	577	(117)	460	7,648	(7,560)	(88)	-	291	751	221
Corporate	272	(106)	166	489	(206)	-	283	365	814	629

				Available for Sale Assets as at 31.12.12						Total as at 31.12.11
					Cost [1]		AFS Reserve		Total
Fair Value through OCI					£m		£m		£m	£m

Sovereign					1,588		(26)		1,562	2,468
Financial institutions					491		(11)		480	490
Corporate					10		-		10	2

				Loans and Advances as at 31.12.12						Total
					Gross		Impairment Allowances		Total	as at 31.12.11
Held at Amortised Cost					£m		£m		£m	£m

Sovereign					29		-		29	62
Financial institutions					271		(14)		257	276
Residential mortgages					13,424		(119)		13,305	14,654
Corporate					4,371		(1,060)		3,311	4,714
Other retail lending					2,564		(136)		2,428	3,031

Contingent Liabilities and Commitments									Total as at 31.12.12 £m	Total as at 31.12.11 £m
Sovereign									-	188
Financial institutions									88	22
Residential mortgages									12	20
Corporate									1,938	2,510
Other retail lending									1,263	1,102

—	Sovereign

–	£1,562m (2011: £2,468m) AFS holdings in government bonds. No impairment and £26m (2011: £51m) cumulative fair value loss held in AFS reserve

—	Financial institutions

–	£751m (2011: £221m) held at fair value through profit and loss, predominantly debt securities held by the Investment Bank to support trading and market making activities

–	£480m (2011: £490m) AFS assets with £11m (2011: £17m) cumulative loss held in AFS reserve

—	Residential mortgages

–

£13,305m (2011: £14,654m) fully secured on residential property with average balance weighted marked to market LTV of 64.6% (2011: 60.1%). The increase in LTV is reflected in the CRL coverage of 36% (2011: 28%)

–	90 day arrears rates have increased to 0.7% (2011: 0.5%) while gross charge off rates have increased to 1.1% (2011: 0.6%)

—	Corporate

–

Net lending to corporates of £3,311m (2011: £4,714m) with CRLs of £1,887m (2011: £2,073), impairment allowance of £1,060m (2011: £1,187m) and CRL coverage of 56% (2011: 57%). Balances on early warning lists peaked in November 2010. Portfolio kept under close review and impairment recognised as appropriate

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC – 2012 Results	72

Credit Risk

–

Net lending to property and construction industry of £1,188m (2011: £1,866m) largely secured on real estate collateral, with CRLs of £1,429m (2011: £1,664m), impairment allowance of £820m (2011: £810m) and CRL coverage of 57% (2011: 49%)

–	Corporate impairment in Spain was at its highest level during the first half of 2010 when commercial property declines were reflected earlier in the cycle

–	£359m (2011: £488m) lending to multinational and large national corporates, which continues to perform

—	Other retail lending

–	£1,052m (2011: £1,115m) credit cards and unsecured loans. 30 days and 90 days arrears rates and charge off rates in credit cards and unsecured loans were broadly stable in 2012

–	£1,045m (2011: £1,529m) lending to small and medium enterprises (SMEs), largely secured against residential or commercial property

Barclays PLC – 2012 Results	73

Credit Risk

Italy

	Trading Portfolio			Derivatives				Designated at FV through P&L	Total as at 31.12.12	Total as at 31.12.11
Fair Value through Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Cash Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2,178	(2,178)	-	1,702	(581)	-	1,121	2	1,123	1,144
Financial institutions	271	(85)	186	7,074	(5,341)	(1,733)	-	166	352	456
Corporate	282	(116)	166	477	(214)	(56)	207	326	699	171

				Available for Sale Assets as at 31.12.12						Total as at 31.12.11
					Cost[1]		AFS Reserve		Total
Fair Value through OCI					£m		£m		£m	£m
Sovereign					1,509		28		1,537	2,334
Financial institutions					134		4		138	138
Corporate					27		2		29	27

				Loans and Advances as at 31.12.12						Total as at 31.12.11
					Gross		Impairment Allowances		Total
Held at Amortised Cost					£m		£m		£m	£m
Sovereign					9		-		9	15
Financial institutions					38		-		38	75
Residential mortgages					15,698		(107)		15,591	15,934
Corporate					1,354		(120)		1,234	2,720
Other retail lending					2,042		(106)		1,936	2,335

									Total as at 31.12.12	Total as at 31.12.11
Contingent Liabilities and Commitments									£m	£m
Financial institutions									90	17
Residential mortgages									45	101
Corporate									2,158	2,034
Other retail lending									789	988

—	Sovereign

–	Predominantly £1,537m (2011: £2,334m) AFS government bonds with no impairment and £28m cumulative fair value gain (2011: £123m cumulative fair value loss) held in the AFS reserve

—	Residential mortgages

–	£15,591m (2011: £15,934m) secured on residential property with average valuation weighted marked to market LTVs of 46.7% (2011: 46.9%). CRL coverage of 23% (2011: 25%) remains stable

–	90 day arrears at 1.0% (2011: 1.0%) were stable, however gross charge off rates increased to 0.8% (2011: 0.5%)

—	Corporate

–	£1,234m (2011: £2,720m) focused on large corporate clients with very limited exposure to property sector

–	Balances in early warning lists broadly stable since December 2011

—	Other retail lending

–

£1,337m (2011: £1,615m) Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). Arrears rates on salary loans improved during 2012 while charge-off rates deteriorated

–	£434m (2011: £483m) credit cards and other unsecured loans. Arrears rates (both 30 and 90 days) and gross charge-off rates in cards and unsecured loans have improved in 2012

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC – 2012 Results	74

Credit Risk

Portugal

	Trading Portfolio			Derivatives				Designated at FV through P&L	Total as at 31.12.12	Total as at 31.12.11
Fair Value through Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Cash Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	144	(136)	8	262	(262)	-	-	-	8	69
Financial institutions	22	(4)	18	295	(176)	(119)	-	-	18	11
Corporate	62	(16)	46	362	(151)	(5)	206	-	252	328

				Available for Sale Assets as at 31.12.12						Total as at 31.12.11
					Cost[1]		AFS Reserve		Total
Fair Value through OCI					£m		£m		£m	£m
Sovereign					598		(4)		594	716
Financial institutions					2		-		2	2
Corporate					332		(1)		331	677

				Loans and Advances as at 31.12.12						Total as at 31.12.11
					Gross		Impairment Allowances		Total
Held at Amortised Cost					£m		£m		£m	£m
Sovereign					35		-		35	25
Financial institutions					28		-		28	38
Residential mortgages					3,505		(31)		3,474	3,651
Corporate					1,671		(296)		1,375	2,290
Other retail lending					1,985		(202)		1,783	2,053

									Total as at 31.12.12	Total as at 31.12.11
Contingent Liabilities and Commitments									£m	£m
Sovereign									-	3
Financial institutions									1	3
Residential mortgages									25	52
Corporate									889	1,101
Other retail lending									1,673	1,377

—	Sovereign

–	£637m (2011: £810m) largely AFS government bonds. No impairment and £4m (2011: £159m) cumulative fair value loss held in the AFS reserve

—	Residential mortgages

–	Secured on residential property with average balance weighted marked to market LTVs of 77.6% (2011: 69.6%). The higher LTV is reflected in a higher CRL coverage of 25% (2011: 14%)

–	90 day arrears rates remained stable at 0.7% (2011: 0.6%) while Recoveries Impairment Coverage improved to 25.6% (2011: 15.0%) driven by an increase in loss given default rates

—	Corporate

–	Net lending to corporates of £1,375m (2011: £2,290m), with CRLs of £501m (2011: £443m), impairment allowance of £296m (2011: £194m) and CRL coverage of 59% (2011: 44%)

–

Net lending to the property and construction industry of £364m (2011: £541m) secured, in part, against real estate collateral, with CRLs of £275m (2011: £277m), impairment allowance of £149m (2011: £107m) and CRL coverage of 54% (2011: 39%)

—	Other retail lending

–	£950m (2011: £1,052m) credit cards and unsecured loans. During 2012, arrears rates in cards portfolio deteriorated while charge-off rates improved

–	CRL coverage of 74% (2011: 78%) driven by credit cards and unsecured loans exposure

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC – 2012 Results	75

Credit Risk

Ireland

	Trading Portfolio			Derivatives				Designated at FV through P&L	Total as at 31.12.12	Total as at 31.12.11
Fair Value through Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Cash Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	35	(35)	-	-	-	-	-	2	2	39
Financial institutions	1,003	(32)	971	4,813	(3,828)	(985)	-	582	1,553	1,561
Corporate	170	(37)	133	386	(35)	(198)	153	7	293	52

				Available for Sale Assets as at 31.12.12						Total as at 31.12.11
					Cost[1]		AFS Reserve		Total
Fair Value through OCI					£m		£m		£m	£m
Sovereign					9		-		9	205
Financial institutions					63		(3)		60	249
Corporate					4		-		4	-

				Loans and Advances as at 31.12.12						Total as at 31.12.11 £m
					Gross £m		Impairment Allowances £m		Total £m
Held at Amortised Cost
Financial institutions					2,309		(154)		2,155	2,501
Residential mortgages					122		(10)		112	94
Corporate					866		(36)		830	925
Other retail lending					83		-		83	86

									Total as at 31.12.12	Total as at 31.12.11
Contingent Liabilities and Commitments									£m	£m
Financial institutions[2]									628	702
Corporate									1,007	872
Other retail lending									9	8

—	Financial institutions

–	Exposure focused on financial institutions with investment grade credit ratings

–	Exposure to Irish banks amounted to £102m (2011: £58m)

–	£1.4bn (2011: £1.3bn) of loans relate to issuers domiciled in Ireland whose principal business and exposures are outside of Ireland

—	Corporate

–	£830m (2011: £925m) net loans and advances, including a significant proportion to other multinational entities domiciled in Ireland, whose principal businesses and exposures are outside of Ireland

–	The portfolio continues to perform and has not been impacted materially by the decline in the property sector

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

2	The comparative figure has been restated following the re-designation of counterparties from the year end.

Barclays PLC – 2012 Results	76

Credit Risk

Cyprus

	Trading Portfolio			Derivatives				Designated at FV through P&L £m	Total as at 31.12.12 £m	Total as at 31.12.11 £m
Fair Value through Profit and Loss	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash Collateral £m	Net £m

Financial institutions	-	-	-	102	(102)	-	-	-	-	-
Corporate	-	-	-	26	(8)	(6)	12	-	12	11
				Loans and Advances as at 31.12.12						Total as at 31.12.11 £m
					Gross £m		Impairment Allowances £m		Total £m
Held at Amortised Cost
Sovereign					8		-		8	15
Residential mortgages					44		-		44	51
Corporate					94		-		94	117
Other retail lending					26		-		26	2

									Total as at 31.12.12 £m	Total as at 31.12.11 £m
Contingent Liabilities and Commitments
Corporate									94	107
Other retail lending									37	20

Greece

	Trading Portfolio			Derivatives				Designated at FV through P&L £m	Total as at 31.12.12 £m	Total as at 31.12.11 £m
Fair Value through Profit and Loss	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash Collateral £m	Net £m

Sovereign	3	(2)	1	-	-	-	-	-	1	8
Financial institutions	-	-	-	1,181	(231)	(950)	-	-	-	2
Corporate	3	-	3	-	-	-	-	-	3	3

				Available for Sale Assets as at 31.12.12						Total as at 31.12.11 £m
					Cost[1] £m		AFS Reserve £m		Total £m
Fair Value through OCI
Sovereign					-		-		-	6

				Loans and Advances as at 31.12.12						Total as at 31.12.11 £m
					Gross £m		Impairment Allowances £m		Total £m
Held at Amortised Cost
Residential mortgages					8		-		8	5
Corporate					58		-		58	64
Other retail lending					22		(13)		9	18

									Total as at 31.12.12	Total as at 31.12.11
Contingent Liabilities and Commitments									£m	£m
Financial institutions									-	1
Corporate									3	3
Other retail lending									2	22

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC – 2012 Results	77

Credit Risk

Credit Derivatives Referencing Eurozone Sovereign Debt

—

The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) for which the reference asset is government debt. For Spain, Italy and Portugal, these have the net effect of reducing the Group’s exposure in the event of sovereign default

As at 31.12.12	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m
Fair value
- Bought	165	289	119	33	1	-
- Sold	(149)	(223)	(109)	(43)	(1)	-
Net derivative fair value	16	66	10	(10)	-	-

Contract notional amount
- Bought	(2,550)	(3,943)	(1,118)	(1,006)	(4)	-
- Sold	2,412	3,570	1,020	1,060	4	-
Net derivative notional amount	(138)	(373)	(98)	54	-	-

Net (protection)/exposure from credit derivatives in the event of sovereign default (notional less fair value)	(122)	(307)	(88)	44	-	-

As at 31.12.11
Net (protection)/exposure from credit derivatives in the event of sovereign default (notional less fair value)	(157)	(374)	(26)	(49)	-	19

—	Credit derivatives are contracts whereby the default risk of an asset (reference asset) is transferred from the buyer to the seller of the credit derivative contract

—	Credit derivatives referencing sovereign assets are bought and sold to support client transactions and for risk management purposes

—	The contract notional amount represents the size of the credit derivative contracts that have been bought or sold, while the fair value represents the change in the value of the reference asset

—

The net protection or exposure from credit derivatives in the event of sovereign default amount represents a net purchase or sale of insurance by the Group. This insurance reduces or increases the Group’s total exposure and should be considered alongside the direct exposures disclosed in the preceding pages

—

In addition, the Group has indirect sovereign exposure through the guarantee of certain savings and investment funds, which hold a proportion of their assets in sovereign debt. As at 31 December 2012, the net liability in respect of these guarantees was £33m (31 December 2011: £41m)

Eurozone Balance Sheet Redenomination Risk

—

Redenomination risk is the risk of financial loss to the Group should one or more countries exit the Euro, leading to a potentially different valuation of local balance sheet assets and liabilities. The Group is directly exposed to redenomination risk where there could be a different value for locally denominated assets and liabilities

—

Within Barclays, retail banking, corporate banking and wealth management activities in the Eurozone are generally booked locally within each country. Locally booked customer assets and liabilities, primarily loans and advances to customers and customer deposits, are predominantly denominated in Euros. The remaining funding need is met through local funding secured against customer loans and advances, with any residual need funded through the Group

—

During 2012, a series of mitigating actions was taken to reduce local net funding mismatches primarily by raising local liabilities in Spain, Portugal and Italy. These actions included the drawdown of €8.2bn in the European Central Bank’s three year LTRO in Spain and Portugal. As a result of these mitigating actions the Group reduced the aggregate net funding mismatch in local balance sheets from £12.1bn to a £1.9bn surplus in Spain, from £6.9bn to £3.3bn in Portugal and from £12.0bn to £9.6bn in Italy

—	Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk

—

Direct exposure to Greece is very small with negligible net funding required from Group. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceed total assets

Barclays PLC – 2012 Results	78

Credit Risk

Barclays Credit Market Exposures1

					Year Ended 31.12.12

	As at 31.12.12	As at 31.12.11	As at 31.12.12	As at 31.12.11	Fair Value (Losses)/ Gains and Net Funding	Impairment (Charge)/ Release	Total (Losses)/ Gains
US Residential Mortgages	$m	$m	£m	£m	£m	£m	£m

ABS CDO Super Senior	2,243	2,844	1,387	1,842	(33)	(232)	(265)
US sub-prime and Alt-A2	1,129	2,134	698	1,381	83	(22)	61

Commercial Mortgages

Commercial real estate loans and properties	4,411	8,228	2,727	5,329	115	-	115
Commercial Mortgage Backed Securities[2]	411	1,578	254	1,022	154	-	154
Monoline protection on CMBS	-	14	-	9	-	-	-

Other Credit Market

Leveraged Finance[3]	5,732	6,278	3,544	4,066	(54)	11	(43)
SIVs, SIV -Lites and CDPCs	-	9	-	6	(1)	-	(1)
Monoline protection on CLO and other	956	1,729	591	1,120	(29)	-	(29)
CLO and other assets[2]	176	596	109	386	52	-	52

Total	15,058	23,410	9,310	15,161	287	(243)	44

—

During 2012, credit market exposures decreased by £5,851m to £9,310m, reflecting net sales and paydowns and other movements of £5,436m, foreign exchange movements of £459m, offset by net fair value gains and impairment charges of £44m. Net sales, paydowns and other movements of £5,436m included:

–

£2,497m of commercial real estate loans and properties including sale of BauBeCon for £898m (€1,131m) in August, 100% stake in Archstone for £857m ($1,338m) and sale of Calwest for £341m ($550m) in September

–	£885m commercial mortgage backed securities

–	£693m US sub-prime and Alt-A

–	£470m leveraged finance primarily relating to three counterparties

–	£449m monoline protection on CLO and other

–	£317m CLO and other assets

—

ABS CDO super senior and leveraged finance exposures are accounted for at amortised cost less impairment. The fair values of these exposures as at 31 December 2012 were £922m and £3,059m respectively (31 December 2011: £917m and £3,350m). Materially, all other credit market exposures are accounted for on a fair value basis

1	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling
2

Collateral assets of £719m (2011: £2,272m) previously underlying the Protium loan are now included within the relevant asset classes as the assets are now managed alongside similar credit market exposures. These assets comprised: US sub-prime and Alt-A £352m (2011: £965m), commercial mortgage backed securities £258m (2011: £921m), CLO and other assets £109m (2011: £386m).

3	Includes undrawn commitments of £202m (2011: £180m).

Barclays PLC – 2012 Results	79

Market Risk

Analysis of Investment Bank’s Market Risk Exposure

—

Traded market risk arises primarily as a result of client facilitation in wholesale markets at Barclays Investment Bank; this involves market making, providing client risk management solutions and execution of syndications

—

Daily Value at Risk (DVaR) is one of a range of risk metrics used at Investment Bank to measure and control market risk. This measure is further supplemented with additional metrics used to manage the firm’s trading exposures such as stress testing and scenario analysis

—	Investment Bank’s management DVaR is calculated at a 95% confidence level, assuming a one day holding period. The calculation is based on historical simulation of the most recent two years of data

—

The three main contributors to total DVaR were Credit, Spread and Interest Rate Risk. From 2011 levels, average DVaR for Credit Risk fell by £3m (10%), Spread risk fell by £2m (8%) and Interest Rate risk fell by £3m (18%). Total Management DVaR fell by £19m (33%) reflecting the sharp reduction in the DVaR measure across asset classes

—	The business remained within the DVaR limits approved by the Board Risk Committee throughout 2012

	Year Ended 31.12.12			Year Ended 31.12.11
DVaR (95%)	Daily Avg £m	High[1] £m	Low[1] £m	Daily Avg £m	High[1] £m	Low[1] £m
Credit risk	26	44	18	29	48	17
Spread risk	23	31	17	25	40	17
Interest rate risk	14	23	7	17	48	8
Basis risk	11	21	5	6	6	6
Equity risk	9	19	4	18	34	9
Commodity risk	6	9	4	12	18	7
Foreign exchange risk	6	10	2	5	8	2
Inflation risk	3	7	2	4	9	2
Diversification effect [2]	(60)	na	na	(54)	na	na
Total DVaR	38	75	27	57	88	33

Expected shortfall[3]	47	91	30	71	113	43

3W4	77	138	44	121	202	67

—

Barclays Investment Bank’s market risk models are approved by the FSA to calculate regulatory capital for designated trading book portfolios. The measures are Daily Value at Risk, Stressed Value at Risk, Incremental Risk Charge and the All Price Risk measure

—

For regulatory market risk capital calculations, DVaR is calculated at the 99% level. The model is subject to daily back-testing, where it is compared to profit and loss figures during the year. The DVaR model has performed well in back-testing and maintains its Green categorisation, as defined by the FSA

1

The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect balance for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.

2

Diversification for 2011 has been restated to increase granularity by reported DVaR asset class, primarily relating to credit and inflation which were applied for the whole period, and basis VaR which was introduced in Q4 11 resulting in its partial contribution to average diversification.

3	The average of all one day hypothetical losses beyond the 95% confidence level DVaR.
4	The average of the three largest one day estimated losses.

` Barclays PLC – 2012 Results	80

Financial Statement Notes

1.	Basis of Preparation

The Results Announcement has been prepared using the same accounting policies and methods of computation as those used in the 2011 Annual Report.

There have been no accounting developments since those disclosed in the 2011 Annual Report that have had a material impact on the Group’s 2012 results. There have been and are expected to be a number of significant changes to the Group’s financial reporting after 2012 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

Effective from 1 January 2013:

—

From 1 January 2013, the Group will adopt IAS 19 Employee Benefits revised. The main impact of the revision is the removal of the ability to defer actuarial gains and losses as part of its pension assets and liabilities. The Group will also include changes in net pension liabilities or assets that do not arise from regular cost, interest (on the net pension liabilities or assets) or contributions, within Other Comprehensive Income. Details of the financial impact of these changes are detailed in note 13, page 89

—

IFRS 10 Consolidated Financial Statements will require the Group to apply different criteria to determine the entities that are included in the Group’s consolidated financial statements. The implementation of IFRS 10 will result in the Group consolidating some entities that were previously not consolidated and deconsolidating some entities that were previously consolidated. If IFRS10 had been adopted for the period to 31 December 2012 the financial impact on the Group would have been to decrease assets by £144m, increase liabilities by £333m and decrease total shareholders equity by £477m. The impact on the Core Tier 1 ratio would have been a 12 bps decrease

Effective from 1 January 2015:

—

IFRS 9 Financial Instruments will change the classification and therefore the measurement of its financial assets, the calculation of impairment and hedge accounting. In addition to these changes, the portion of gains and losses arising from changes in the Group’s credit rating included in changes in the value of the Group’s issued debt securities held at fair value through profit or loss will be included in other comprehensive income rather than the income statement. The proposals have yet to be finalised and it is therefore not yet possible to estimate the financial effects

Further information on the changes, will be set out in the Barclays 2012 Annual Report.

Going Concern

The Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management and Risk Management sections.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing accounts.

Barclays PLC – 2012 Results	81

Financial Statement Notes

2.	Net Interest Income

	Year Ended	Year Ended
	31.12.12	31.12.11
	£m	£m

Cash and balances with central banks	253	392
Available for sale financial investments	1,720	2,137
Loans and advances to banks	369	350
Loans and advances to customers	16,461	17,271
Other	396	439
Interest income	19,199	20,589

Deposits from banks	(257)	(366)
Customer accounts	(2,480)	(2,526)
Debt securities in issue	(2,929)	(3,524)
Subordinated liabilities	(1,632)	(1,813)
Other	(262)	(159)
Interest expense	(7,560)	(8,388)

Net interest income	11,639	12,201

3.	Administration and General Expenses

	Year Ended	Year Ended
	31.12.12	31.12.11
	£m	£m

Property and equipment	1,656	1,763
Outsourcing and professional services	2,179	1,869
Operating lease rentals	622	659
Marketing, advertising and sponsorship	572	585
Subscriptions, publications, stationery and communications	727	740
Travel and accommodation	324	328
Other administration and general expenses	546	400
Impairment of property, equipment and intangible assets	17	12
Administration and general expenses	6,643	6,356

4.	Tax

The tax charge for 2012 was £482m (2011: £1,928m) on profit before tax of £246m (2011: £5,879m), representing an effective tax rate of 195.9% (2011: 32.8%). The high effective tax rate in 2012 is a result of the combination of losses in the UK, primarily relating to the own credit charge of £4,579m (2011: gain of £2,708m) with tax relief at 24.5% (2011:26.5%) and profits outside the UK taxed at higher rates.

	Assets		Liabilities
Current and Deferred Tax Assets and Liabilities	31.12.12 £m	31.12.11 £m	31.12.12 £m	31.12.11 £m
Current tax	252	374	(621)	(1,397)
Deferred tax	3,016	3,010	(719)	(695)
Total	3,268	3,384	(1,340)	(2,092)

The deferred tax asset of £3,016m (2011: £3,010m) mainly relates to amounts in the Barclays Group US Inc. tax group, the US Branch of Barclays Bank Plc and the Spanish tax group. As at 31 December 2012, the deferred tax asset in the Spanish tax group is recoverable, as supported by the latest business forecasts updated for the current economic environment in Spain. The asset has reduced to £602m (2011: £696m) reflecting a lower anticipated tax recovery rate.

Barclays PLC – 2012 Results	82

Financial Statement Notes

5. Non-controlling Interests
	Profit Attributable to Non- controlling Interest		Equity Attributable to Non- controlling Interest
	Year Ended 31.12.12 £m	Year Ended 31.12.11 £m	As at 31.12.12 £m	As at 31.12.11 £m

Barclays Bank PLC Issued:
- Preference shares	462	465	5,927	5,929
- Reserve Capital Instruments (RCIs)	-	46	-	-
- Upper Tier 2 instruments	4	3	591	586
Absa Group Limited	304	401	2,737	2,861
Other non-controlling interests	35	29	116	231

Total	805	944	9,371	9,607

The decrease in Absa Group equity attributable to non-controlling interest to £2,737m (2011: £2,861m) is principally due to £247m depreciation of African currencies against Sterling and £194m of dividends paid, offset by retained profits of £304m.

During 2011 the RCIs, with a nominal value of $2bn, generated £46m of coupons before being redeemed.

6.	Earnings Per Share

	As at 31.12.12 £m	As at 31.12.11 £m

(Loss)/profit attributable to equity holders of the parent	(1,041)	3,007
Basic weighted average number of shares in issue[1]	12,225m	11,988m
Number of potential ordinary shares	389m	538m
Diluted weighted average number of shares	12,614m	12,526m

Basic (loss)/earnings per ordinary share	(8.5p)	25.1p
Diluted (loss)/earnings per ordinary share[2]	(8.5p)	24.0p

7.	Dividends on Ordinary Shares

It is Barclays policy to declare and pay dividends quarterly. A final dividend in respect of 2012 of 3.5p per ordinary share will be paid on 15 March 2013 to shareholders on the Share Register on 22 February 2013 and accounted for as a distribution of retained earnings in the year ending 31 December 2013. The financial statements for 2012 include the following dividends paid during the year:

	Year Ended 31.12.12		Year Ended 31.12.11
Dividends Paid During the Period	Per Share Pence	Total £m	Per Share Pence	Total £m

Final dividend paid during period	3.0p	366	2.5p	298
Interim dividends paid during period	3.0p	367	3.0p	362
Total	6.0p	733	5.5p	660

For qualifying US and Canadian resident ADR holders, the final dividend of 3.5p per ordinary share becomes 14p per ADS (representing four shares). The ADR depositary will post the final dividend on 15 March 2013 to ADR holders on record at close of business on 22 February 2013.

1	The number of basic weighted average number of shares excludes Treasury shares held in employee benefit trusts for trading.
2	Potential ordinary shares shall be treated as dilutive when, and only when, their conversion to ordinary shares would increase loss per share.

Barclays PLC – 2012 Results	83

Financial Statement Notes

8.	Derivative Financial Instruments

	Contract Notional Amount £m	Fair Value
As at 31.12.12		Assets £m	Liabilities £m

Foreign exchange derivatives	4,423,737	59,299	(63,821)
Interest rate derivatives	32,995,831	351,373	(336,625)
Credit derivatives	1,768,180	29,797	(29,208)
Equity and stock index and commodity derivatives	1,004,446	24,878	(29,680)
Derivative assets/(liabilities) held for trading	40,192,194	465,347	(459,334)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	177,122	2,043	(1,097)
Derivatives designated as fair value hedges	108,240	1,576	(1,984)
Derivatives designated as hedges of net investments	17,460	180	(53)
Derivative assets/(liabilities) designated in hedge accounting relationships	302,822	3,799	(3,134)

Total recognised derivative assets/(liabilities)	40,495,016	469,146	(462,468)

As at 31.12.11
Foreign exchange derivatives	4,452,874	63,822	(67,280)
Interest rate derivatives	35,541,980	372,570	(357,440)
Credit derivatives	1,886,650	63,312	(61,348)
Equity and stock index and commodity derivatives	1,214,487	35,602	(38,484)
Derivative assets/(liabilities) held for trading	43,095,991	535,306	(524,552)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	157,149	2,150	(1,726)
Derivatives designated as fair value hedges	74,375	1,447	(1,238)
Derivatives designated as hedges of net investments	12,010	61	(394)
Derivative assets/(liabilities) designated in hedge accounting relationships	243,534	3,658	(3,358)

Total recognised derivative assets/(liabilities)	43,339,525	538,964	(527,910)

The fair value of gross derivative assets decreased by 13% to £469bn primarily reflecting the tightening of credit spreads, and trades matured and terminated during the period.

Derivative asset exposures would be £435bn (2011: £492bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. Similarly, derivative liabilities would be £427bn (£478bn) lower reflecting counterparty netting and collateral placed.

Barclays PLC – 2012 Results	84

Financial Statement Notes

9.	Financial Instruments Held at Fair Value

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

	Valuations Based on
	Quoted Market Prices	Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 31.12.12	£m	£m	£m	£m

Trading portfolio assets	51,614	85,930	7,486	145,030
Financial assets designated at fair value	14,405	25,705	5,951	46,061
Derivative financial assets	2,864	460,139	6,143	469,146
Available for sale assets	28,946	43,283	2,880	75,109

Total Assets	97,829	615,057	22,460	735,346

Trading portfolio liabilities	(20,270)	(24,522)	(2)	(44,794)
Financial liabilities designated at fair value	(181)	(75,866)	(2,233)	(78,280)
Derivative financial liabilities	(2,668)	(454,896)	(4,904)	(462,468)

Total Liabilities	(23,119)	(555,284)	(7,139)	(585,542)
As at 31.12.11

Trading portfolio assets	61,530	81,449	9,204	152,183
Financial assets designated at fair value	4,179	24,091	8,679	36,949
Derivative financial assets	2,550	525,147	11,267	538,964
Available for sale assets	30,857	34,761	2,873	68,491

Total Assets	99,116	665,448	32,023	796,587

Trading portfolio liabilities	(26,155)	(19,726)	(6)	(45,887)
Financial liabilities designated at fair value	(39)	(84,822)	(3,136)	(87,997)
Derivative financial liabilities	(2,263)	(517,066)	(8,581)	(527,910)

Total Liabilities	(28,457)	(621,614)	(11,723)	(661,794)

Transfers from Level 1 to Level 2 primarily comprised certain government bonds and equity products as a result of regular observeability reassessments.

The significant movements in the Level 3 positions during the year ended 31 December 2012 are as follows:

—	Purchases of £6.9bn primarily comprising £3.6bn in asset backed debt instruments, £1.4bn in commercial real estate loans and £1.0bn in non-asset backed loans

—

Sales of £8.6bn primarily comprising £4.7bn of asset backed debt instruments, £1.3bn of commercial real estate loans and £1.5bn of private equity disposals including the sale of an investment in Archstone, an apartment company, for £0.9bn

—	Settlements of £1.3bn including £0.3bn of asset backed debt instruments and £0.7bn in commercial real estate loans

—

Net losses on the fair value of Level 3 assets recognised in the income statement totalled £1.4bn (31 December 2011: £0.3bn) primarily due to a reduction in the fair value of monoline and non-monoline credit derivatives

Barclays PLC – 2012 Results	85

Financial Statement Notes

9.	Financial Instruments Held at Fair Value (continued)

Unrecognised Gains as a Result of the use of Valuation Models Using Unobservable Inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Year Ended 31.12.12 £m	Year Ended 31.12.11 £m

Opening balance	117	137
Additions	78	93
Amortisation and releases	(47)	(113)
Closing balance	148	117

As part of our risk management processes stress tests on the significant unobservable parameters are applied to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £1.7bn (2011: £2.0bn) or to decrease the fair values by up to £1.7bn (2011: £2.1bn) with substantially all the potential effect being recorded in the income statement rather than equity. It is not possible to reliably stress the £1.9bn receivable included within Level 3 assets arising from the Lehman acquisition since its value is dependent in large part on the outcome of legal proceedings. Further detail is provided in note 17.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varies according to the quality of the data and variability of underlying markets.

10.	Goodwill and Intangible Assets

	As at 31.12.12 £m	As at 31.12.11 £m

Goodwill	5,206	5,305
Intangible assets	2,709	2,541
Total	7,915	7,846

Goodwill principally comprised £3,144m held in UK RBB (31 December 2011: £3,145), £863m in Africa RBB (31 December 2011: £947m), £514m in Barclaycard (31 December 2011: £505m) and £391m in Wealth and Investment Management (31 December 2011: £391m).

Goodwill is reviewed for indicators of impairment quarterly and tested for impairment on an annual basis by comparing the carrying value to its recoverable amount. There has been no goodwill impairment during 2012. Impairment charges of £597m were recognised during 2011 against goodwill in FirstPlus and Spain.

11.	Subordinated Liabilities

	As at 31.12.12 £m	As at 31.12.11 £m

Opening balance as at 1 January	24,870	28,499
Issuances	2,258	880
Redemptions	(2,680)	(5,116)
Other	(430)	607
Total dated and undated subordinated liabilities as at period end	24,018	24,870

During the year ended 31 December 2012 subordinated liabilities reduced by 3% to £24,018m due to issuances of £1,894m Contingent Capital Notes ($3bn) and £364m subordinated callable notes (ZAR 5bn) and redemptions of a £946m dated callable floating rate note ($1.5bn), a £1.2bn callable floating rate note (€1.5bn), a £314m callable floating rate note ($0.5bn), a £113m subordinated callable note (ZAR 1.5bn) and a £100m subordinated note.

Barclays PLC – 2012 Results	86

Financial Statement Notes

12.	Provisions

	As at 31.12.12 £m	As at 31.12.11 £m

Redundancy and restructuring	71	216
Undrawn contractually committed facilities and guarantees	159	230
Onerous contracts	104	116
Payment Protection Insurance redress	986	565
Interest rate hedging product redress	814	-
Litigation	200	140
Sundry provisions	432	262
Total	2,766	1,529

Payment Protection Insurance Redress

Following the conclusion of the 2011 judicial review, a provision for PPI redress of £1.0bn was raised in May 2011 based on FSA guidelines and historic industry experience in resolving similar claims. Subsequently, further provisions of £300m were raised in March 2012, £700m in September 2012 and £600m in December 2012, bringing the total provision for PPI redress to £2.6bn. As at 31 December 2012 £1.6bn of the provision had been utilised, including gesture of goodwill payments to customers with accrued claims at the conclusion of the judicial review, leaving a residual provision of £1bn.

As of 31 December 2012, 1.1m customer initiated claims1 have been received and processed. The volume of claims received has declined since a peak in May 2012, although the rate of decline has been lower than previously expected.

In addition to customer initiated claims, in August 2012, in accordance with regulatory standards, Barclays commenced proactive mailing of the holders of approximately 750,000 policies. Of this population approximately 100,000 have been mailed as at 31 December and it is anticipated that the remainder will be completed by June 2013.

To date Barclays has upheld on average 39% of all claims received, excluding payment of gestures of goodwill and reflecting a high proportion of claims for which no PPI policy exists. The average redress per valid claim to date is £2,750, comprising, where applicable, the refund of premium, compound interest charged and interest of 8%.

The current provision is calculated based on a number of key assumptions which continue to involve significant management judgement:

-	Customer initiated claim volumes - claims received but not yet processed, and an estimate of future claims initiated by customers where the volume is anticipated to decline over time

-	Proactive response rate - volume of claims in response to proactive mailing

-	Uphold rate - the percentage of claims that are upheld as being valid upon review

-	Average claim redress - the expected average payment to customers for upheld claims based on the type and age of the policy/policies

The provision also includes an estimate of our claims handling costs and those costs associated with claims that are subsequently referred to the Financial Ombudsman Service.

These assumptions remain subjective, in particular the uncertainty associated with future claims levels. Therefore, it is possible that the eventual outcome may materially differ from current estimates, resulting in an increase or decrease to the required provision. The following table details, by key assumption, actual data through to 31 December 2012, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low:

Assumption	Cumulative actual to 31.12.12	Future Expected	Sensitivity Analysis increase/decrease in provision

Customer initiated claims[1]	1,100k	450k	50k = £44m
Proactive mailing	100k	650k
Response rate to proactive mailing	27%	29%	1% = £9m
Average uphold rate per claim[2]	39%	53%	1% = £11m
Average redress per valid claim[2]	£2,750	£2,000	£100 = £41m

1	Total claims received to date including those for which no PPI policy exists and excluding responses to proactive mailing.
2	Claims include both customer initiated and proactive mailings.

Barclays PLC – 2012 Results	87

Financial Statement Notes

12.	Provisions (continued)

Interest Rate Hedging Product Redress

On 29 June 2012, the FSA announced that it had reached agreement with a number of UK banks, including Barclays, in relation to a review and redress exercise to be carried out in respect of interest rate hedging products sold to small and medium sized enterprises. During H2 2012, Barclays completed a pilot review of a sample of individual cases. On 31 January 2012, the FSA issued a report on the findings of the pilot, along with those conducted by a number of other banks. The report included a number of changes and clarifications to the requirements under which the main review and redress exercise should be conducted. Barclays has agreed to conduct the exercise in line with the approach set out in this report and will commence shortly. Our current analysis suggests that there are approximately 4,000 private or retail classified customers to which interest rate hedging products were sold within the relevant timeframe, of which approximately 3,000 are likely to be categorised as non-sophisticated under the terms of the agreement.

As at 30 June 2012, a provision of £450m was recognised, reflecting management’s initial estimate of future redress to customers categorised as non-sophisticated and related costs. As at 31 December 2012, an additional provision of £400m has been recognised, reflecting the results of the pilot review, an updated estimate of administrative costs and the greater clarity afforded by the implementation requirements agreed with the FSA. The provision recognised in the balance sheet as at 31 December 2012 is £814m, after utilisation of £36m during 2012, primarily related to administrative costs.

The pilot exercise provides the best currently available information upon which to base an estimate. However, the ultimate cost of the exercise will depend on the extent and nature of redress payable across the impacted population. This will be impacted by a number of factors, including:

—	The number of customers for which Barclays is deemed not to have complied with relevant regulatory requirements at the time of sale

—	The nature of any redress offered by Barclays, in particular whether existing products are terminated or replaced with alternative products

—	The level of reasonably foreseeable consequential loss payable

The appropriate provision level will be kept under ongoing review as the main redress and review exercise progresses.

Barclays PLC – 2012 Results	88

Financial Statement Notes

13.	Retirement Benefits

The Group’s IAS 19 pension deficit across all schemes as at 31 December 2012 was £1.3bn (2011: £0.2bn). This reflects net recognised assets of £2.1bn (2011: £1.5bn) and unrecognised actuarial losses of £3.4bn (2011: £1.7bn). The net recognised assets comprised retirement benefit assets of £2.3bn (2011: £1.8bn) and liabilities of £0.3bn (2011: £0.3bn).

The Group’s main scheme is the UK Retirement Fund (UKRF). As at 31 December 2012, the UKRF had £2.2bn assets recognised on the balance sheet (2011: £1.7bn) and on an IAS 19 basis the scheme liabilities exceeded the assets by £0.8bn (2011: surplus of £0.3bn). The main reason for the change in funding status over the year is a fall of real corporate bond yields relative to inflation of around 30 basis points.

The latest triennial funding valuation of the UKRF was carried out with an effective date of 30 September 2010, and showed a deficit of £5.0bn. The Bank and Trustee agreed a funding plan to eliminate the deficit in the fund. As part of this plan, deficit contributions of £1.8bn were paid to the fund in December 2011 and a further £0.5bn in April 2012. Further deficit contributions are payable from 2017 to 2021 starting at £0.7bn for 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

The latest annual funding update prepared by the Scheme Actuary as at 30 September 2012 showed a funding deficit of £3.6bn, which was after the payment of contributions referred to above in December 2011 and April 2012.

From 1 January 2013, the Group will adopt IAS 19 revised. Had the Group adopted the revisions in these financial statements the net recognised position would reduce by £3.3bn (2011: £1.7bn) resulting in a liability of £1.3bn (2011: £0.2bn). Profit after tax for the period ended 31 December 2012 would have been lower by £22m (2011: £83m) and other comprehensive income lower by £2.4bn (2011: £1.2bn). Shareholders equity would have been reduced by £2.5bn (2011: £1.3bn) and additional deferred tax assets of £0.8bn (2011: £0.5bn) would have been recognised.

14.	Share Capital and Warrants

Called up share capital comprises 12,243 million (2011: 12,199 million) ordinary shares of 25p each.

As at 31 December 2012, there were unexercised warrants to subscribe for 379.2 million (2011: 379.2 million) new ordinary shares at a price of £1.97775. The warrants may be exercised at any time up to close of business on 31 October 2013.

15.	Other Reserves

Currency Translation Reserve

Currency translation movements in 2012 of £1,578m (2011: £1,607m), including £259m (2011: £598m) associated with non-controlling interests, were largely due to the depreciation of the US Dollar and Rand against Sterling.

During the period, £24m gain (2011: nil) from the currency translation reserve was recognised in the income statement.

Available for Sale Reserve

The available for sale reserve increased £546m (2011: increased £1,374m), largely driven by £1,193m gains from changes in fair value, £474m losses transferred to income statement due to fair value hedging, offset by £703m gains transferred to the income statement, including the disposal of BlackRock, Inc. and a £352m decrease due to the impact of current and deferred tax movements.

Cash Flow Hedge Reserve

The cash flow hedge reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when hedged transactions affect profit or loss.

The increase in the cash flow hedge reserve of £662m (2011: £1,263m increase) principally reflected £1,535m increases in the fair value of interest rate swaps held for hedging purposes partially offset by £695m gains transferred to net profit.

Treasury Shares

During the period £979m (2011: £165m) net purchases of treasury shares were made principally reflecting the increase in shares held for the purposes of employee share schemes, and £946m (2011: £499m) was transferred to retained earnings reflecting the vesting of deferred share based payments.

Barclays PLC – 2012 Results	89

Financial Statement Notes

16.	Contingent Liabilities and Commitments

	As at 31.12.12 £m	As at 31.12.11 £m

Securities lending arrangements	-	35,996
Guarantees and letters of credit pledged as collateral security	15,855	14,181
Performance guarantees, acceptances and endorsements	6,406	8,706
Contingent liabilities	22,261	58,883

Documentary credits and other short-term trade related transactions	1,027	1,358

Standby facilities, credit lines and other commitments	247,816	240,282

Securities Lending Arrangements

Up to the disposal of Barclays Global Investors on 1 December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%–10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements until 30 November 2012.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (the FSCS) is the UK’s compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit taking institutions to meet such claims based on their share of UK deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).

Compensation has previously been paid out by the FSCS funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. In April 2012, the FSCS agreed revised terms on the loan facilities including a 70bps increase in the interest rate payable to 12 month LIBOR plus 100 basis points. This rate will be subject to a floor equal to the HM Treasury’s own cost of borrowing. The facilities are expected to be repaid wholly from recoveries from the failed deposit takers, except for an estimated shortfall of £0.8bn. The FSCS has announced it intends to recover this shortfall by levying the industry in three instalments across 2013, 2014 and 2015, in addition to the ongoing interest changes on the outstanding loans. Barclays has included an accrual of £156m in other liabilities as at 31 December 2012 (2011: £58m) in respect of the Barclays portion of the total levies raised by the FSCS.

US Mortgage Activities

Barclays activities within the US residential mortgage sector during the period of 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs); and sales of approximately $3bn of loans to others. Some of the loans sold by Barclays were originated by a Barclays subsidiary. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with Barclays loan sales and sponsored private-label securitisations, Barclays provided certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, the property, mortgage documentation and/or compliance with law. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. Barclays was the sole provider of R&Ws with respect to approximately $5bn of Barclays sponsored securitizations, approximately $0.2bn of sales of loans to GSEs and approximately $3bn of loans sold to others. Other than approximately $1bn of loans sold to others for which R&Ws expired prior to 2012, there are no expiration provisions applicable to the R&Ws made by Barclays. Barclays R&Ws with respect to loans sold to others are related to loans that were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs and in respect of the approximately $5bn of Barclays sponsored securitisations discussed above. R&Ws on the remaining approximately $34bn of Barclays sponsored securitisations were primarily provided by third party originators directly to the securitisation trusts with Barclays, as depositor to the securitisation trusts, providing more limited R&Ws. Total unresolved repurchase requests associated with all R&Ws made by Barclays on loans

Barclays PLC – 2012 Results	90

Financial Statement Notes

16.	Contingent Liabilities and Commitments (continued)

sold to GSEs and others and private-label activities were £0.4bn at 31 December 2012. Barclays currently has no provisions with respect to such repurchase requests, given Barclays analysis of such requests and Barclays belief as to applicable defences with respect thereto. Based upon a large number of defaults occurring in US residential mortgages, there is a potential for additional requests for repurchases.

Claims against Barclays as an underwriter of RMBS offerings have been brought in certain civil actions. Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries.

It is not practicable to provide an estimate of the financial impact of the potential exposure in relation to Barclays US Mortgage activities.

Further details on contingent liabilities relating to Legal Proceedings and Competition and Regulatory Matters are held in Note 17 and 18 respectively.

17.	Legal Proceedings

Lehman Brothers

On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenged certain aspects of the transaction pursuant to which BCI and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the Court Order approving such sale (the Sale). The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and Order approving the Sale (the Rule 60 Claims). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the Court Order approving the Sale (together with the Trustee’s competing claims to those assets, the Contract Claims). Approximately $4.5bn (£2.8bn) of the assets acquired as part of the acquisition had not been received by 31 December 2012, approximately $3.0bn (£1.9bn) of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31 December 2012. This results in an effective provision of $1.5bn (£0.9bn) against the uncertainty inherent in the litigation and issues relating to the recovery of certain assets held by institutions outside the United States.

On 22 February 2011, the Bankruptcy Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee’s favour and some in favour of BCI. On 15 July 2011, the Bankruptcy Court entered final Orders implementing its Opinion. Barclays and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the United States District Court for the Southern District of New York (the District Court). LBHI and the Committee did not pursue an appeal from the Bankruptcy Court’s ruling on the Rule 60 Claims. After briefing and argument, the District Court issued its Opinion on 5 June 2012 in which it reversed one of the Bankruptcy Court’s rulings on the Contract Claims that had been adverse to Barclays and affirmed the Bankruptcy Court’s other rulings on the Contract Claims. On 17 July 2012, the District Court issued an amended Opinion, correcting certain errors but not otherwise affecting the rulings, and an agreed Judgment implementing the rulings in the Opinion. Barclays and the Trustee have each appealed the adverse rulings of the District Court to the United States Court of Appeals for the Second Circuit.

Under the Judgment of the District Court, Barclays is entitled to receive:

—	$1.1bn (£0.7bn) from the Trustee in respect of “clearance box” assets

—

property held at various institutions to secure obligations under the exchange-traded derivatives transferred to Barclays in the Sale (the ETD Margin), subject to the proviso that Barclays will be entitled to receive $507m (£0.3bn) of the ETD Margin only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI’s customer claims

—	$769m (£0.5bn) from the Trustee in respect of LBI’s 15c3-3 reserve account assets only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI’s customer claims

Barclays PLC – 2012 Results	91

Financial Statement Notes

17.	Legal Proceedings (continued)

A portion of the ETD Margin which has not yet been recovered by Barclays or the Trustee is held or owed by certain institutions outside the United States (including several Lehman affiliates that are subject to insolvency or similar proceedings). Barclays cannot reliably estimate at this time how much of the ETD Margin held or owed by such institutions Barclays is ultimately likely to receive. Further, Barclays cannot reliably estimate at this time if and to the extent the Trustee will have assets remaining available to it to pay Barclays the $507m (£0.3bn) in respect of ETD Margin or the $769m (£0.5bn) in respect of LBI’s 15c3-3 reserve account assets after satisfying all of LBI’s customer claims. In this regard, the Trustee announced in October 2012 that if his proposed settlement agreements with LBHI and with the Administrator for the liquidation of Lehman Brothers Inc. (Europe) are approved by the relevant courts, then the Trustee should be in position to satisfy all customer claims and make meaningful distributions to creditors (without having to use any of the assets that Barclays claims). If the District Court’s rulings were to be unaffected by future proceedings, conservatively assuming no recovery by Barclays of any of the ETD Margin not yet recovered by Barclays or the Trustee that is held or owed by institutions outside the United States and no recovery by Barclays of the $507m (£0.3bn) in respect of ETD Margin or the $769m (£0.5bn) in respect of LBI’s 15c3-3 reserve account assets, Barclays estimates its loss would be approximately $0.9bn (£0.5bn). Under the same scenario, but assuming the Trustee’s proposed settlement agreements with LBHI and the Administrator for the liquidation of Lehman Brothers Inc. (Europe) are implemented, and result in the receipt by Barclays of the $507m ETD Margin and $769m in respect of the 15c3-3 reserve account assets, Barclays estimates its profit would be approximately $0.4bn (£0.2bn) plus the value of any recovery of the ETD Margin held or owed by institutions outside of the United States. In this context, Barclays is satisfied with the valuation of the asset recognised on its balance sheet and the resulting level of effective provision.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (the Court). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (the ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5 January 2011, the Court issued an Order and, on 7 January 2011, Judgment was entered, granting the defendants’ motion to dismiss the complaint in its entirety and closing the case. On 4 February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order. On 31 May 2011, the Court denied in full the plaintiffs’ motion for reconsideration. The plaintiffs have appealed both decisions (the grant of the defendants’ motion to dismiss and the denial of the plaintiffs’ motion for reconsideration) to the United States Court of Appeals for the Second Circuit. Oral argument was held on 18 October 2012.

Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not practicable to estimate Barclays possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

US Federal Housing Finance Agency and Other Residential Mortgage-Backed Securities Litigation

The United States Federal Housing Finance Agency (FHFA), acting for two US government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the GSEs), filed lawsuits against 17 financial institutions in connection with the GSEs’ purchases of residential mortgage-backed securities (RMBS). The lawsuits allege, amongst other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. Barclays Bank PLC and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which BCI was lead or co-lead underwriter.

Both complaints demand, amongst other things: rescission and recovery of the consideration paid for the RMBS; and recovery for the GSEs’ alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions filed against Barclays Bank and/or certain of its affiliates by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates), Sealink Funding Limited, Landesbank Baden-Württemberg (and affiliates), Deutsche Zentral-Genossenschaftsbank AG (and affiliates), Stichting Pensioenfonds ABP, Royal Park Investments SA/NV, Bayerische Landesbank, John Hancock Life Insurance Company (and affiliates), Prudential Life Insurance Company of America (and affiliates) and the National Credit Union Administration relating to purchases of RMBS. Barclays considers that the claims against it are without merit and intends to defend them vigorously.

Barclays PLC – 2012 Results	92

Financial Statement Notes

17.	Legal Proceedings (continued)

The original amount of RMBS related to the claims against Barclays in the FHFA cases and the other civil actions against Barclays Bank PLC and/or certain of its affiliates totalled approximately $8.5bn, of which approximately $2.7bn was outstanding as at 31 December 2012. Cumulative losses reported on these RMBS as at 31 December 2012 were approximately $0.4bn. If Barclays were to lose these cases Barclays believes it could incur a loss of up to the outstanding amount of the RMBS at the time of Judgment (taking into account further principal payments after 31 December 2012), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time. Barclays has estimated the total market value of the RMBS as at 31 December 2012 to be approximately $1.6bn. Barclays may be entitled to indemnification for a portion of any losses. These figures do not include two related class actions brought on behalf of a putative class of investors in RMBS issued by Countrywide and underwritten by BCI and other underwriters, in which Barclays is indemnified by Countrywide.

Devonshire Trust

On 13 January 2009, Barclays commenced an action in the Ontario Superior Court (the Court) seeking an order that its early terminations earlier that day of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire), an asset-backed commercial paper conduit trust, were valid. On the same day, Devonshire purported to terminate the swaps on the ground that Barclays had failed to provide liquidity support to Devonshire’s commercial paper when required to do so. On 7 September 2011, the Court ruled that Barclays early terminations were invalid, Devonshire’s early terminations were valid and, consequently, Devonshire was entitled to receive back from Barclays cash collateral of approximately C$533m together with accrued interest thereon. Barclays is appealing the Court’s decision. If the Court’s decision were to be unaffected by future proceedings, Barclays estimates that its loss would be approximately C$500m, less any impairment provisions taken by Barclays for this matter.

LIBOR Civil Actions

Barclays and other banks have been named as defendants in class action and non-class action lawsuits pending in United States Federal Courts in connection with their roles as contributor panel banks to US Dollar LIBOR, the first of which was filed on 15 April 2011. The complaints are substantially similar and allege, amongst other things, that Barclays and the other banks individually and collectively violated various provisions of the Sherman Act, the Commodity Exchange Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by suppressing or otherwise manipulating US Dollar LIBOR rates. The lawsuits seek an unspecified amount of damages and trebling of damages under the Sherman and RICO Acts. The proposed class actions purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in US Dollar LIBOR-linked over-the-counter transactions; (ii) purchased US Dollar LIBOR-linked financial instruments on an exchange; (iii) purchased US Dollar LIBOR-linked debt securities; (iv) purchased adjustable-rate mortgages linked to US Dollar LIBOR; or (v) issued loans linked to US Dollar LIBOR.

An additional class action was commenced on 30 April 2012 in the United States District Court for the Southern District of New York (SDNY) against Barclays and other Japanese Yen LIBOR panel banks by plaintiffs involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen TIBOR panel, of which Barclays is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of US antitrust laws between 2006 and 2010.

A further class action was commenced on 6 July 2012 in the SDNY against Barclays and other EURIBOR panel banks by plaintiffs that purchased or sold EURIBOR-related financial instruments. The complaint alleges, amongst other things, manipulation of the EURIBOR rate and breaches of the Sherman Act and the Commodity Exchange Act beginning as early as 1 January 2005 and continuing through to 31 December 2009. On 23 August 2012, the plaintiffs voluntarily dismissed the complaint.

In addition, Barclays has been granted conditional leniency from the Antitrust Division of the DOJ in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

Barclays has also been named as a defendant along with four current and former Barclays officers and directors in a proposed securities class action pending in the SDNY in connection with Barclays role as a contributor panel bank to LIBOR. The complaint principally alleges that Barclays Annual Reports for the years 2006-2011 contained misstatements and omissions concerning (amongst other things) Barclays compliance with its operational risk management processes and certain laws and regulations. The complaint also alleges that Barclays daily US Dollar LIBOR submissions themselves constituted false statements in violation of US securities law. The complaint is brought on behalf of a proposed class consisting of all persons or entities (other than the defendants) that purchased Barclays sponsored American Depositary Receipts on an American securities exchange between 10 July 2007 and 27 June 2012. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act 1934.

It is not practicable to provide an estimate of the financial impact of the potential exposure of any of the actions described or what effect if any that they might have upon operating results, cash flows or Barclays financial position in any particular period.

See also Note 18.

Barclays PLC – 2012 Results	93

Financial Statement Notes

17.	Legal Proceedings (continued)

Other

Barclays is engaged in various other legal proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business, including debt collection, consumer claims and contractual disputes. Barclays does not expect the ultimate resolution of any of these proceedings to which Barclays is party to have a material adverse effect on its results of operations, cash flows or the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reliably be estimated or because such disclosure could be prejudicial to the conduct of the claims. Provisions have been recognised for those cases where Barclays is able reliably to estimate the probable loss where the probable loss is not de minimis.

18.	Competition and Regulatory Matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays and the impact on Barclays of any other competition and regulatory matters in which Barclays is or may in the future become involved cannot always be predicted but may materially impact our businesses and earnings.

Regulatory change

There is continuing political and regulatory scrutiny of the banking industry which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry.

On 4 February 2013, the UK Government introduced the Financial Services (Banking Reform) Bill (the Bill) to the House of Commons. The Bill would give the UK authorities the powers to implement the key recommendations of the Independent Commission on Banking by requiring, amongst other things: (i) the separation of the UK and EEA retail banking activities of UK banks in a legally distinct, operationally separate and economically independent entity (so called “ring fencing”) and (ii) the increase of the loss-absorbing capacity of ring-fenced banks and UK headquartered global systemically important banks to levels higher than the Basel 3 guidelines. The Bill would also give depositors protected under the Financial Services Compensation Scheme preference if a bank enters insolvency. At the same time, the Government announced that it will be bringing forward amendments to the Bill to establish a reserve power allowing the regulator, with approval from the Government, to enforce full separation under certain circumstances. The Government is expected to publish draft secondary legislation by late summer this year. The UK Government intends that primary and secondary legislation will be in place by the end of this Parliament (May 2015) and that UK banks will be required to be compliant by 1 January 2019.

The US Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform, including potential reform of the regulatory regime for foreign banks operating in the US which may, amongst other things, require the US subsidiaries of foreign banks to be held under a US intermediate holding company subject to a comprehensive set of prudential and supervisory requirements in the US. The full impact on Barclays businesses and markets will not be known until the principal implementing rules are adopted in final form by governmental authorities, a process which is underway and which will take effect over several years.

Interchange

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. The timing of these cases is uncertain and it is not possible to provide an estimate of the potential financial impact of this matter on Barclays.

Barclays PLC – 2012 Results	94

Financial Statement Notes

18.	Competition and Regulatory Matters (continued)

London Interbank Offered Rate

The UK Financial Services Authority (the FSA), the US Commodity Futures Trading Commission (the CFTC), the US Securities and Exchange Commission, the US Department of Justice Fraud Section (the DOJ-FS) and Antitrust Division, the European Commission, the UK Serious Fraud Office and various US state attorneys general are amongst various authorities conducting investigations (the Investigations) into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates, such as the London Interbank Offered Rate (LIBOR) and the Euro Interbank Offered Rate (EURIBOR).

On 27 June 2012, Barclays announced that it had reached settlements with the FSA, the CFTC and the DOJ-FS in relation to their Investigations and Barclays had agreed to pay total penalties of £290m (pounds sterling equivalent), which have been reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement (NPA) with the DOJ-FS and a Settlement Order Agreement with the CFTC. In addition, Barclays has been granted conditional leniency from the Antitrust Division of the Department of Justice in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

The terms of the Settlement Agreement with the FSA are confidential. However, the Final Notice of the FSA, which imposed a financial penalty of £59.5m, is publicly available on the website of the FSA. This sets out the FSA’s reasoning for the penalty, references the settlement principles and sets out the factual context and justification for the terms imposed. Summaries of the NPA and the CFTC Order are set out below. The full text of the NPA and the CFTC Order are publicly available on the websites of the DOJ and the CFTC, respectively.

In addition to a $200m civil monetary penalty, the CFTC Order requires Barclays to cease and desist from further violations of specified provisions of the Commodity Exchange Act and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls. Amongst other things, the CFTC Order requires Barclays to:

—	Make its submissions based on certain specified factors, with Barclays transactions being given the greatest weight, subject to certain specified adjustments and considerations

—	Implement firewalls to prevent improper communications including between traders and submitters

—	Prepare and retain certain documents concerning submissions and retain relevant communications

—	Implement auditing, monitoring and training measures concerning its submissions and related processes

—	Make regular reports to the CFTC concerning compliance with the terms of the CFTC Order

—	Use best efforts to encourage the development of rigorous standards for benchmark interest rates

—	Continue to cooperate with the CFTC’s ongoing investigation of benchmark interest rates

As part of the NPA, Barclays agreed to pay a $160m penalty. In addition, the DOJ agreed not to prosecute Barclays for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to Barclays submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon Barclays satisfaction of specified obligations under the NPA. In particular, under the NPA, Barclays agreed for a period of two years from 26 June 2012, amongst other things, to:

—	commit no United States crime whatsoever

—

truthfully and completely disclose non-privileged information with respect to the activities of Barclays, its officers and employees, and others concerning all matters about which the DOJ inquires of it, which information can be used for any purpose, except as otherwise limited in the NPA

—	bring to the DOJ’s attention all potentially criminal conduct by Barclays or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets

—

bring to the DOJ’s attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the United States by or against Barclays or its employees that alleges fraud or violations of the laws governing securities and commodities markets

Barclays PLC – 2012 Results	95

Financial Statement Notes

18.	Competition and Regulatory Matters (continued)

Barclays also agreed to cooperate with the DOJ and other government authorities in the United States in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. Barclays also continues to cooperate with the other ongoing investigations.

It is not practicable to provide an estimate of the financial impact of these matters or what effect, if any, that the matters might have upon operating results, cash flows or Barclays financial position in any particular period.

For a discussion of litigation arising in connection with the Investigations see Note 17.

Interest Rate Hedging Products

See Note 12.

FERC Investigation

The United States Federal Energy Regulatory Commission (the FERC) Office of Enforcement investigated Barclays power trading in the western US with respect to the period from late 2006 through 2008. On 31 October 2012, the FERC issued a public Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against Barclays Bank PLC in relation to this matter. In the Order and Notice the FERC asserts that Barclays Bank PLC violated the FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008. The FERC is proposing that Barclays Bank PLC pay a $435m civil penalty and disgorge an additional $34.9m of profits plus interest. Barclays intends to vigorously defend this matter.

Other Regulatory Investigations

The FSA and the Serious Fraud Office are both investigating certain commercial agreements between Barclays and Qatari interests and whether these may have related to Barclays capital raisings in June and November 2008. The FSA investigation involves four current and former senior employees including Chris Lucas, Group Finance Director, as well as Barclays. The FSA enforcement investigation began in July 2012 and the Serious Fraud Office commenced its investigation in August 2012.

In October 2012 Barclays was informed by the US Department of Justice and the US Securities and Exchange Commission that they had commenced an investigation into whether the Group’s relationships with third parties who assist Barclays to win or retain business are compliant with the United States Foreign Corrupt Practices Act.

Barclays is co-operating with all the authorities fully. It is not possible to estimate the financial impact upon Barclays should any adverse findings be made.

19.	Related Party Transactions

There were no changes in the related party transactions since 2011 that materially affect the financial position or performance of the Group.

Barclays PLC – 2012 Results	96

Financial Statement Notes

20.	Segmental Reporting

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	RBB Total
Year Ended 31 December 2012	£m	£m	£m	£m	£m
Total income net of insurance claims	4,421	915	3,157	4,170	12,663
Credit impairment charges and other provisions	(269)	(328)	(646)	(979)	(2,222)
Net operating income	4,152	587	2,511	3,191	10,441
Operating expenses	(3,864)	(839)	(2,053)	(2,135)	(8,891)
Other income/(losses)[1]	4	13	10	30	57
Profit /(loss) before tax	292	(239)	468	1,086	1,607

Total assets	136,665	47,128	44,798	37,511	266,102

Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total
Year Ended 31 December 2012 continued	£m	£m	£m	£m	£m
Total income net of insurance claims	11,722	2,918	1,815	(4,427)	24,691
Credit impairment charges and other provisions	(460)	(872)	(38)	(4)	(3,596)
Net operating income	11,262	2,046	1,777	(4,431)	21,095
Operating expenses	(7,249)	(2,355)	(1,463)	(1,031)	(20,989)
Other income/(losses)[1]	50	10	1	22	140
Profit /(loss) before tax	4,063	(299)	315	(5,440)	246

Total assets	1,074,805	86,255	23,716	39,443	1,490,321

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	RBB Total
Year Ended 31 December 2011	£m	£m	£m	£m	£m
Total income net of insurance claims	4,656	1,226	3,571	4,095	13,548
Credit impairment charges and other provisions	(536)	(261)	(466)	(1,259)	(2,522)
Net operating income	4,120	965	3,105	2,836	11,026
Operating expenses	(3,102)	(1,638)	(2,279)	(2,306)	(9,325)
Other income/(losses)[1]	2	12	6	31	51
Profit /(loss) before tax	1,020	(661)	832	561	1,752

Total assets	127,845	51,310	48,243	33,838	261,236

Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total
Year Ended 31 December 2011 continued	£m	£m	£m	£m	£m
Total income net of insurance claims	10,335	3,108	1,744	3,557	32,292
Credit impairment charges and other provisions	(93)	(1,147)	(41)	1	(3,802)
Impairment of investment in BlackRock, Inc	-	-	-	(1,800)	(1,800)
Net operating income	10,242	1,961	1,703	1,758	26,690
Operating expenses	(7,289)	(1,882)	(1,493)	(788)	(20,777)
Other income/(losses)[1]	12	(71)	(3)	(23)	(34)
Profit /(loss) before tax	2,965	8	207	947	5,879

Total assets	1,158,350	91,190	20,866	31,885	1,563,527

1	Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisition.

Barclays PLC – 2012 Results	97

Shareholder Information

Results Timetable[1]	Date
Ex-dividend date	20 February 2013
Dividend Record date	22 February 2013
Dividend Payment date	15 March 2013
Q1 2013 Interim Management Statement	24 April 2013
2013 Annual General Meeting	25 April 2013

Exchange Rates[2]	31.12.12	31.12.11	Change[3]
Period end - US$/£	1.62	1.54	(5%)
Average - US$/£	1.59	1.61	1%
Period end - €/£	1.23	1.19	(3%)
Average - €/£	1.23	1.15	(7%)
Period end - ZAR/£	13.74	12.52	(9%)
Average - ZAR/£	13.03	11.60	(11%)

Share Price Data	31.12.12	31.12.11
Barclays PLC (p)	262.40	176.05
Absa Group Limited (ZAR)	164.00	141.00
For Further Information Please Contact
Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com.

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JP Morgan Chase Bank, whose international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

1	Note that these announcement dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3	The change is the impact to Sterling reported information.
4	Calls cost 8p per minute plus network extras. Lines open 8:30am to 5:30pm, Monday to Friday.

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Glossary

‘A-IRB / Advanced Internal Ratings-Based’ A method of calculating Risk Weighted Assets that relies on the bank’s internal models to derive risk weights.

‘ABCP’ Asset backed commercial paper; typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Absa’ The previously reported South African segment of Barclays PLC excluding Absa Capital, Absa Card and Absa Wealth which are reported within Investment Bank, Barclaycard, and Wealth and Investment Management respectively.

‘Absa Group’ Absa Group Limited and its subsidiaries, including Absa Bank Limited and Absa Financial Services Limited, which is listed on the Johannesburg Stock Exchange and is one of South Africa’s largest financial services groups.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Adjusted cost: income ratio’ Operating expenses compared to total income net of insurance claims, adjusted to exclude the impact of own credit gain or loss, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products redress, goodwill impairment and gains and losses on acquisitions and disposals.

‘Adjusted Gross Leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 capital’.

‘Adjusted Income’ Total income net of insurance claims adjusted to exclude the impact of own credit, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products redress, goodwill impairment and gains and losses on acquisitions and disposals.

‘Adjusted return on average shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘Africa’ Geographic segment comprising countries where Barclays operates in Africa and the Indian Ocean.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products under the Absa and Barclays brands through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers across Africa.

‘Alt-A’ Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Average income per employee’ Total income net of insurance claims divided by the number of employees.

‘Average LTV (Loan to Value) of new mortgage lending’ The ratio of all new mortgage balances disbursed in the period to the appraised property value of those mortgages, i.e. total amount disbursed period-to-date divided by total amount of appraised property value.

‘Backstop facility’ A standby facility that is a liquidity arrangement whereby another party agrees to make a payment should the primary party not do so.

‘Balance weighted approach’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position.

‘Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘Banking Book’ A regulatory classification denoting all exposures which are not in the trading book. Banking Book positions attract credit risk regulatory capital requirements (or deductions, where required).

‘Barclaycard’ An international payments business service provider to retail and business customers including credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Scandinavia and South Africa.

‘Barclays Business’ A business unit within UK Retail and Business Banking providing banking services to small and medium enterprises.

‘Basel 3’ The third of the Basel Accords. Developed in response to the financial crisis of 2008, setting new requirements on

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Glossary

composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel 3 leverage ratio’ The ratio of Tier 1 capital to particular on- and off-balance sheet exposures, calculated in accordance with the methodology set out in the Basel 3 guidelines published in December 2010.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basis point(s)/bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Business Payments Portfolio’ Businesses within Barclaycard providing payment services including merchant acquiring, commercial cards, business payment solutions and point of sale finance.

‘Capital adequacy’ The Group manages its capital resources to ensure that those Group entities that are subject to local capital adequacy regulation in individual countries meet their minimum capital requirements.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 capital ratio and Risk asset ratio.

‘Capital requirements’ Amount to be held by the Bank to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial Mortgage Backed Securities (CMBS)’ Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Commercial Paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties.

Commercial real estate loans are loans backed by a package of commercial real estate.

‘Commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Commodity derivatives’ Exchange traded and OTC derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g., Brent vs. WTI crude prices).

‘Compensation: income ratio’ Total compensation costs compared to total adjusted income.

‘Conduits’ Financial vehicles that hold asset-backed debt such as mortgages, vehicle loans, and credit card receivables, all financed with short-term loans (generally commercial paper) that use the asset-backed debt as collateral. The profitability of a conduit depends on the ability to roll over maturing short-term debt at a cost that is lower than the returns earned from asset-backed securities held in the portfolio.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays that are permanently written off from the holder’s perspective in the event of Barclays PLC’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below 7%. They are one form of contingent capital securities which have been issued by banks and whose terms could include a conversion into ordinary shares of the issuer rather than a permanent write off.

‘Core Tier 1 capital ’ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate Banking’ A business unit that provides banking services to global clients across Europe, Africa, Asia, and the US, and local clients in the UK and South Africa. These services encompass Debt, Cash and Trade Finance.

‘Corporate income tax paid’ Tax paid during the period on taxable profits, including withholding tax deducted from income.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Counterparty risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ Impairment allowances as a percentage of credit risk loan balances.

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Glossary

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRDIV’ The Fourth Capital Requirements Directive. Proposal for a Directive and an accompanying Regulation that together will (among other things) update EU capital adequacy and liquidity requirements and implement Basel 3 in the European Union.

‘CRDIV leverage ratio’ The ratio of Tier 1 capital to particular on- and off-balance sheet exposures, calculated in accordance with the methodology set out in the Basel 3 guidelines published in December 2010.

‘Credit default swaps’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit Derivative Product Company (CDPC)’ A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See ‘Credit Market Exposures’.

‘Credit derivatives’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures (CME)’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Current year cash bonus’ Bonuses paid to employees in cash on a discretionary basis in respect of performance in the period.

‘Current year share bonus’ Bonuses paid to employees in shares on a discretionary basis in respect of performance in the period. In keeping with Regulatory requirements, the shares may be subject to a minimum retention period.

‘Customer asset margin’ Net interest income earned on customer assets (excluding the impact of the product structural hedge relating to those assets), divided by total average customer assets.

‘Customer assets’ Represents loans and advances to customers. Average balances calculated as the sum of all daily balances for the year to date divided by number of days year to date.

‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liability margin’ Net interest income earned on customer liabilities (excluding the impact of the product structural hedge relating to those liabilities), divided by total average customer liabilities.

‘Customer liabilities’ Represents customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt restructures’ When the terms and provisions of outstanding debt agreements are changed, often to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Deferred cash bonus’ Performance award granted on a discretionary basis and paid in cash to employees for, and subject to, providing future service over a period of usually three years. These awards also include provisions for potential clawback in accordance with the FSA Remuneration Code.

‘Deferred share bonus’ Performance award granted on a discretionary basis and paid in shares to employees for, and subject to, providing future service over a period of usually three years. These awards also include provisions for potential clawback in accordance with the FSA Remuneration Code.

‘Delinquency’ See ‘Arrears’.

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Glossary

‘Diversification risk’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Economic capital’ An internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

‘Egg’ The credit card portfolio acquired from Egg in 2011.

‘Encumbered’ Subject to a lien or a charge to secure a liability.

‘Equities and Prime Services’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

‘Equity products’ Products linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (CFD) products.

‘Equity risk’ The risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘Europe Retail and Business Banking (Europe RBB)’ Operating segment that provides retail banking and credit card services in Spain, Italy, Portugal and France.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

‘Expected shortfall’ The average of all one day hypothetical losses in excess of DVaR.

‘Exposure in the event of default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

‘F-IRB / Foundation Internal Ratings-Based’ A method of calculating Risk Weighted Assets that relies on a combination of the bank’s internal models and a mandatory framework set by the regulator to derive risk weights.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘FirstPlus’ The second charge lending business included within the Barclaycard segment. Since September 2008, FirstPlus has been closed to new business.

‘Fitch’ A credit rating agency.

‘Fixed Income, Currency and Commodities (FICC)’ Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Foreign exchange derivatives’ Derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts, FX swaps and FX options.

‘Foreign exchange risk’ Measures the impact of changes in foreign exchange rates and volatilities.

‘FSA Remuneration Code’ The FSA’s Remuneration Code contained in SYSC (Senior Management Arrangements, Systems and Controls) 19A of the FSA Handbook.

‘Funded’ Exposures where the notional amount of the transaction is funded. Represents exposures where a commitment to provide future funding has been made and the funds have been released.

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding gap/ mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

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Glossary

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantees’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk , Treasury and Tax and other operations.

‘High Net Worth’ Businesses within the Wealth segment that provide banking and other services to high net worth customers.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impaired loans’ Loans are reported as Credit Risk Loans (defined above) and comprise loans where individually identified impairment allowances have been raised and also includes loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Incentive awards’ Total of current year and deferred bonus plus sales commissions, guaranteed incentives and long term incentive plan awards.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the FSA has asked the firm to maintain.

‘Inflation risk’ Measures the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest rate products’ In the context of the fair value of financial instruments, these are products with a payoff linked to interest rates. This category includes interest rate swaps, swaptions, caps and exotic interest rate derivatives.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal funding rates’ The Group’s mechanism for pricing intra-group funding and liquidity.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets for which the exposure amount has been derived via the use of an FSA approved internal model.

‘Investment Banking’ Fee generating businesses encompassing Advisory, Debt and Equity Origination.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be received on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Leveraged finance’ Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel 3 rules require this ratio to be at least 100% and it is expected to apply from 2015.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Loan impairment’ Charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining

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Glossary

the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan.

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Matchbook/ Matched book’ The borrowing of funds under a repurchase agreement at one rate and simultaneous lending of funds under a reverse repurchase agreement at a higher rate, for the purpose of earning a spread.

‘Material holdings’ In the context of Capital Resources, a deduction from Tier 1 capital and Tier 2 capital representing a regulated entity’s investment in either (i) the capital of a credit or a financial institution that exceeds either 10% of the share capital of that credit or financial institution or 10% of the total capital of the regulated entity itself or (ii) an insurance entity where the regulated entity owns more than 20% of the capital in the insurance entity or exercises significant influence.

‘Medium Term Notes (MTNs)’ Corporate notes, continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from 9 months to 30 years.

‘Modelled’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the FSA (BIPRU).

‘Modelled – charges add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline protection’ Protection against credit losses provided by a monoline insurer - an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as Credit Default Swaps (CDS) referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Backed Securities (MBS)’ Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Net asset value per share’ Computed by dividing shareholders’ equity excluding non-controlling interests by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

‘Net interest income on customer assets’ Represents interest received from customers less interest expense for funding those assets at the relevant internal funding rate.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific Required Stable Funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Computed by dividing shareholders’ equity, excluding non-controlling interests, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer generated margin’ Non customer income (mainly the impact of the product structural hedge and the equity structural hedge) as a percentage of the sum of average customer assets and liabilities.

‘Non-customer net interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Notch’ A single unit of measurement in a credit rating scale.

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Glossary

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

‘Operational risk charge’ The capital set aside to cover potential losses from operational risk events over a one year time horizon to a 99.90% confidence.

‘Over the counter derivatives (OTC)’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.

‘PCRL Coverage ratio’ Impairment allowances as a percentage of total CRL (Credit Risk Loan) and PPL (Potential Problem Loan) balances. See ‘Credit Risk Loans (CRLs)’ and ‘Potential Problem Loans (PPLs)’.

‘Performance awards’ Annual performance incentives (including deferred incentives), long-term incentive awards and commission payments. A detailed description of the Group’s incentive plans is provided in the Directors’ Remuneration Report.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘Prime’ Loans of a higher credit quality and would be expected to satisfy the criteria for inclusion into Government programmes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ The amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Privately placed senior unsecured notes’ Unsecured medium term notes issued directly to the counterparty.

‘Probability of default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Repurchase agreement (repo)/reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under FSA rules, they qualify as other Tier 1 capital.

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Glossary

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail and Business Banking (RBB)’ UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard.

‘Retail Loans’ Loans to individuals or small and medium enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated equity for the period. Average allocated equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, including goodwill and intangible assets.

‘Return on average risk weighted assets’ Calculated as profit after tax for the period divided by average risk weighted assets for the period.

‘Return on average shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests.

‘Return on average tangible equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated tangible equity for the period. Average allocated tangible equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, excluding goodwill and intangible assets.

‘Return on average tangible shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests, goodwill and intangible assets.

‘Risk asset ratio’ A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitisation positions’ In the context of Capital Resources, a deduction from Core Tier 1 and Qualifying Tier 2 capital in respect of the Group’s exposure to securitisation assets, such as RMBS. A ‘securitisation’ in this context means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched and has the following characteristics: (a) payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and (b) the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

‘Securitised Products’ A business within Investment Banking that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘SIV-Lites’ Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates.

‘South Africa’ The operations of Africa RBB based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Special Purpose Entities (SPEs)/Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

-	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.
-	Derivative transactions to provide investors in the SPE with a specified exposure.
-	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.
-	Direct investment in the notes issued by SPEs.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standardised (STD) / standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights.

‘Standards & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a

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Glossary

fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structured Investment Vehicles (SIVs)’ SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

‘Sub-prime’ Loans to borrowers typically having weak credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Subordination’ The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

‘Tangible equity’ Equity adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The Bank’ Barclays Bank PLC.

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 1 notes / Tier One Notes (TONS)’ Hybrid issued capital securities which are accounted for as liabilities. Under FSA rules, they qualify as other Tier 1 capital.

‘Tier 2 capital’ Includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

‘Trading Book’ A regulatory classification consisting of all positions in financial instruments or commodities which Barclays deems to be held with trading intent or to be hedging other instruments in the trading book. Trading book positions attract market risk and counterparty credit risk regulatory capital requirements (or capital deduction where required).

‘UK’ Geographic segment where Barclays operates comprising the UK.

‘UK Retail and Business Banking (UK RBB)’ A leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted approach’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances.

‘Value at Risk (VaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. See ‘DVaR’.

‘Wholesale loans/lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ After a loan has been impaired and is subject to an impairment allowance, it may be concluded that there is no realistic prospect of further recovery. Write-offs of the loan and the associated impairment allowance will occur in whole or in part when, and to the extent that, the whole or part of a debt is considered irrecoverable.

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Index

Africa Retail and Business Banking	15	Margins and balances	37
Administration and general expenses	82	Market risk	80
Balance sheet	8	Net interest income	82
Balance sheet leverage	44	Non-controlling interests	83
Barclaycard	17	Other reserves	89
Basis of preparation	81	Performance highlights	1
Capital ratios	40	Potential credit risk loans	59
Capital resources	40	Principal risks	39
Cash flow statement	10	Provisions	87
Competition and regulatory matters	94	Related party transactions	96
Contingent liabilities and commitments	90	Remuneration	33
Corporate Banking	22	Results by quarter	5
Credit impairment charges and other credit provisions	55	Results timetable	98
Credit market exposures	79	Retail credit risk	58
Credit risk	53	Retail forbearance programmes	63
Derivative financial instruments	84	Retirement benefits	89
Dividends on ordinary shares	83	Risk weighted assets	42
Earnings per share	83	Segmental reporting	97
Europe Retail and Business Banking	13	Share capital	89
Financial instruments held at fair value	85	Share price data	98
Funding and liquidity	3,45	Statement of profit or loss and other comprehensive income	7
Glossary	99	Statement of changes in equity	9
Goodwill and intangible assets	86	Subordinated liabilities	86
Group exposure to Eurozone Countries	69	Taxation	82
Head Office and Other Operations	28	Tier 1 capital ratio	40
Income statement	6	Total assets	53
Investment Bank	19	UK Retail and Business Banking	11
Legal proceedings	91	Wealth and Investment Management	26
Liquidity pool	46	Wholesale credit risk	65
Loans and advances to customers and banks	54	Wholesale forbearance	68

Barclays PLC – 2012 Results	108